Exhibit 99.1

NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio operations, Guanajuato State, Mexico

-Prepared for-
Great Panther Mining Limited

1330 - 200 Granville Street

Vancouver, B.C., Canada, V6C 1S4

Prepared by:
Robert F. Brown, P. Eng., Qualified Person & Geological Consultant

Mohammad Nourpour, P. Geo., Qualified Person & Resource Geologist

Effective Date:
July 31, 2021

Report Date:

February 28, 2022

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Title Page

NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico.

Authors:

■	Robert F. Brown, P. Eng., Qualified Person & Geological Consultant
■	Mohammad Nourpour, P. Geo., Qualified Person & Resource Geologist

Effective Date of the Report:

July 31, 2021

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Date & Signature Page

This NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico is submitted to Great Panther Mining Limited and has an effective date of July 31, 2021.

Qualified Person Signed “Robert F. Brown” Signed By: _____________________________ Robert F. Brown, P. Eng. QP for Great Panther Mining Limited Date: February 28, 2022	Responsible for Parts Sections 1-13, 15-27 and co-responsible for Section 14 in the Technical Report
Signed “Mohammad Nourpour” Signed By: _____________________________ Mohammad Nourpour, P. Geo. QP for Great Panther Mining Limited Date: February 28, 2022	Co-responsible for Section 14 in the Technical Report
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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Certificate of Qualified Person

I, Robert F. Brown, 3977 Westridge Ave., West Vancouver, B.C., Canada, am a co-author of this technical report entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico” prepared for Great Panther Mining Limited, dated February 28, 2022, with an effective date of July 31, 2021 (the “Technical Report”) and do hereby certify that,

1.	I am a graduate of the Queen’s University at Kingston, Ontario (1975) and hold a B. Sc. degree in Geology.
2.	I am presently contracted by Great Panther Mining Limited as a geological consultant.
3.	I have been employed in my profession by various companies since graduation in 1975.
4.	I am a registered Professional Engineer with Association of Professional Engineers and Geoscientists of B.C. since 1982 (Membership No. 14527).
5.	I have read the definitions of “Qualified Person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. My relevant experience includes practice as a geologist in the fields of exploration, resource definition and estimation, and mining on projects at various stages of development (green fields through to established operation) within Mexico, Canada, and USA. I have worked primarily with gold and silver deposits hosted within various geological environments in both open pit and underground operating environments.
6.	I have visited the Guanajuato Mine Complex on numerous occasions since 2005, as an employee and consultant of Great Panther Mining Limited, most recently from July 19th to 24th, 2021.
7.	I am the author responsible for sections 1-13, and 15-27 of this Technical Report and co-responsible for section 14 of this Technical Report.
8.	To the best of my knowledge, information, and belief, as of July 31, 2021, this Technical Report contains all the scientific and technical information that is required to be disclosed to make this Technical Report not misleading.
9.	I am not independent of Great Panther Mining Limited as defined in Section 1.5 of NI 43-101 as I was appointed VP Exploration of Great Panther Mining Limited in April of 2004, retired at year end 2016, and presently am a Qualified Person and consultant for Great Panther Mining Limited.
10.	I have had prior involvement with the Guanajuato Mine Complex that is the subject of the Technical Report. I have been a co-author in previous technical reports prepared for Great Panther Mining Limited in respect of the Guanajuato Mine Complex entitled NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico.
11.	I have read NI 43-101, NI 43-101F1 and have prepared the sections of the Technical Report I am responsible for in compliance with both that instrument and form.

Signed and sealed “Robert F. Brown”

____________________________

Robert F. Brown, P. Eng., B.C.

DATED at Vancouver, British Columbia, this 28th day of February 2022

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Certificate of Qualified Person

I, Mohammad Nourpour, 972 Berkley Rd., North Vancouver, B.C., Canada, am a co-author of this technical report entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico” prepared for Great Panther Mining Limited, dated February 28, 2022, with an effective date of July 31, 2021 (the “Technical Report”) and do hereby certify that;

1.	I am a graduate of the North Tehran University, Iran (1996) and hold a B. Sc. degree in Geology.
2.	I am presently employed by Great Panther Mining Limited as Resource Geologist.
3.	I have been employed in my profession by various companies since graduation in 1996.
4.	I am a registered Professional Geoscientist with Association of Professional Engineers and Geoscientists of B.C. since 2019 (Membership #178066)
5.	I have read the definitions of “Qualified Person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. My relevant experience includes practice as a geologist in the fields of exploration, resource definition and estimation, and mining on different Great Panther Mining exploration and mining projects within Mexico and Peru. Previously, I worked on exploration projects in Canada.
6.	I have visited the Guanajuato Mine Complex on occasion since 2012, most recently from August 20th to 24th, 2019.
7.	I am the author co-responsible for section 14 of this report.
8.	To the best of my knowledge, information, and belief, as at July 31, 2021 this Technical Report contains all the scientific and technical information that is required to be disclosed to make this Technical Report not misleading.
9.	I am not independent of Great Panther Mining Limited as defined in Section 1.5 of NI 43-101 by reason of my employment with Great Panther Mining Limited.
10.	I have had prior involvement with the Guanajuato Mine Complex that is the subject of the Technical Report. I have been a co-author in previous technical reports prepared for Great Panther Mining Limited in respect of the Guanajuato Mine Complex NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico.
11.	I have read NI 43-101 and NI 43-101F1 and have prepared the Section of the Technical Report for which I am responsible in compliance with both that instrument and form.

Signed and sealed “Mohammad Nourpour”

_________________________________

Mohammad Nourpour, P. Geo., B.C.

DATED at Vancouver, British Columbia, this 28th day of February 2022

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Consent of Qualified Person

Pursuant to Section 8.3 of
National Instrument 43-101 Standards of Disclosure for Mineral Projects

To:          British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities Office Newfoundland and Labrador

Office of the Superintendent of Securities (Prince Edward Island)

I, Robert F. Brown, P. Eng., consent to the public filing of the Technical Report, titled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico, as of July 31, 2021” dated February 28, 2022 with an effective date of July 31, 2021 (the “Technical Report”) by Great Panther Mining Limited (the “Issuer”).

I also consent to the public filing by the Issuer of extracts from, or a summary of the Technical Report, in the news release issued by the Issuer on February 11, 2022 (the “News Release”). I certify that I have read the News Release filed by the Issuer and that it fairly and accurately represents the information in the Technical Report.

Signed on February 28, 2022.

Signed “Robert F. Brown”

__________________________

Robert F. Brown, P. Eng.

Association of Professional Engineers and Geoscientists of the Province of British Columbia

Qualified Person (QP) and Geological Consultant for Great Panther Mining Limited

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Consent of Qualified Person

Pursuant to Section 8.3 of

National Instrument 43-101 Standards of Disclosure for Mineral Projects

To:           British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities Office Newfoundland and Labrador

Office of the Superintendent of Securities (Prince Edward Island)

I, Mohammad Nourpour, P. Geo., consent to the public filing of the Technical Report, titled “NI43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico”, as of July 31, 2021” dated February 28, 2022 with an effective date of July 31, 2021 (the “Technical Report”) by Great Panther Mining Limited (the “Issuer”).

I also consent to the public filing by the Issuer of extracts from, or a summary of the Technical Report, in the news release issued by the Issuer on February 11, 2022 (the “News Release”). I certify that I have read the News Release filed by the Issuer and that it fairly and accurately represents the information in the Technical Report.

Signed on February 28, 2022.

Signed “Mohammad Nourpour”

___________________________________

Mohammad Nourpour, P. Geo.

Association of Professional Engineers and Geoscientists of the Province of British Columbia

Qualified Person (QP) and Geologist for Great Panther Mining Limited

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Table of Contents

Title Page			ii
Date & Signature Page			iii
Certificate of Qualified Person			iv
Certificate of Qualified Person			v
Consent of Qualified Person			vi
Consent of Qualified Person			vii
Table of Contents			viii
Tables			xiii
Figures			xv
Glossary			xvii
1.0	Summary		1-1
	1.1	Project Description & Location	1-2
	1.2	Geology & Mineralization	1-2
	1.2.1	Guanajuato	1-3
	1.2.2	San Ignacio	1-4
	1.3	Exploration Status	1-4
	1.3.1	Guanajuato	1-5
	1.3.2	San Ignacio	1-5
	1.4	Development & Operations Status	1-5
	1.4.1	Guanajuato	1-5
	1.4.2	San Ignacio	1-5
	1.5	Mineral Processing & Recovery Methods	1-6
	1.6	Mineral Resource Estimate	1-6
	1.6.1	Guanajuato	1-8
	1.6.2	San Ignacio	1-8
	1.7	Cautionary Note Regarding Absence of Mineral Reserve Estimates	1-9
	1.8	Permitting & Environmental Conditions	1-9
	1.9	Conclusions	1-10
	1.9.1	Guanajuato	1-10
	1.9.2	San Ignacio	1-10
	1.10	Recommendations	1-11
2.0	Introduction		2-1
	2.1	Terms of Reference	2-1
	2.2	Effective Date	2-1
	2.3	Sources of Information	2-1
	2.4	Qualified Persons & Current Personal Inspection	2-2
	2.5	Language, Currency, & Measurement Standards	2-2
3.0	Reliance on Other Experts		3-1
	3.1	Legal Status & Mineral Tenure	3-1
	3.2	Environmental Matters	3-1
4.0	Property Description & Location		4-1
	4.1	Description & Location	4-1
	4.2	Mineral Tenure	4-1
	4.3	Surface Rights	4-5
	4.4	Agreements & Encumbrances	4-5
	4.5	Mining Royalties & Taxes	4-5
	4.6	Environmental Liabilities	4-6
	4.7	Permitting	4-6
	4.8	Other Significant Factors & Risks that May Affect Access, Title, or the Right or Ability to Perform Work on the Property	4-6

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

5.0	Accessibility, Climate, Local Resources, Infrastructure, & Physiography		5-1
	5.1	Accessibility	5-1
	5.2	Climate	5-1
	5.3	Local Resources & Infrastructure	5-2
	5.4	Physiography	5-2
6.0	History		6-1
	6.1	Ownership & Development History	6-1
	6.1.1	Guanajuato	6-1
	6.1.2	San Ignacio	6-1
	6.2	Exploration	6-2
	6.2.1	Guanajuato	6-2
	6.2.2	San Ignacio	6-3
	6.3	Historical & Recent Mineral Resource & Reserve Statements	6-3
	6.4	Production History	6-5
	6.4.1	Guanajuato	6-5
	6.4.2	San Ignacio	6-6
7.0	Geological Setting and Mineralization		7-1
	7.1	Regional Geology	7-1
	7.2	Local & Property Geology	7-2
	7.2.1	Guanajuato	7-2
	7.2.2	San Ignacio	7-4
	7.3	Mineralization	7-6
	7.3.1	Guanajuato	7-6
	7.3.1.1	Guanajuatito Veins	7-7
	7.3.1.2	Valenciana Veins	7-7
	7.3.1.3	Cata Veins	7-7
	7.3.1.4	Los Pozos Veins	7-7
	7.3.1.5	Santa Margarita Veins	7-7
	7.3.1.6	Promontorio Veins	7-7
	7.3.2	San Ignacio	7-15
	7.3.2.1	Melladito veins	7-17
	7.3.2.2	Intermediate veins	7-18
	7.3.2.3	Nombre de Dios veins	7-18
	7.3.2.4	Purisima veins	7-18
8.0	Deposit Type		8-1
9.0	Exploration		9-1
	9.1	Summary of Non-Drilling Exploration Activity	9-1
	9.1.1	Guanajuato	9-1
	9.1.2	San Ignacio	9-1
10.0	Drilling		10-1
	10.1	Drilling Summary	10-1
	10.1.1	Guanajuato	10-1
	10.1.2	San Ignacio	10-3
	10.2	Drilling Procedures & Methodology	10-6
	10.2.1	Drilling Methodology	10-6
	10.2.1.1	Guanajuato	10-6
	10.2.1.2	San Ignacio	10-6
	10.2.2	Core Handling & Visual Logging	10-6
	10.3	Drilling Results & Interpretation	10-7
	10.3.1	Guanajuato	10-7
	10.3.2	San Ignacio	10-8
	10.4	Drilling Factors Impacting Accuracy & Reliability of Results	10-8
11.0	Sampling Methodology & Procedures		11-1
	11.1	Drill Core Sampling	11-1

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

	11.2	Channel Sampling Procedures	11-1
	11.3	Sample Preparation, Analytical Methodology, & Procedures	11-2
	11.3.1	Analytical Laboratory	11-2
	11.3.2	Density Determination	11-2
	11.4	Sample Security	11-2
	11.5	Quality Assurance & Quality Control Methodology & Procedures	11-2
	11.5.1	Blanks	11-3
	11.5.2	Standards	11-5
	11.5.3	Duplicates	11-12
	11.5.4	Umpire Checks	11-14
	11.6	Qualified Persons Statement on Sampling, Analysis, & Quality Control	11-15
12.0	Data Verification		12-1
	12.1	Data Verification Procedures	12-1
	12.2	Limitations of Data Verification	12-1
	12.3	Qualified Persons Statement on Data Verification	12-1
13.0	Mineral Processing and Metallurgical Testing		13-1
14.0	Mineral Resource Estimates		14-1
	14.1	Introduction	14-1
	14.1.1	Definition of Mineral Resource Estimates	14-1
	14.2	Geological Database	14-2
	14.2.1	Guanajuato	14-2
	14.2.2	San Ignacio	14-2
	14.3	Geological Interpretation	14-2
	14.3.1	Topography & Underground Workings	14-2
	14.3.2	Geological Modelling Domains	14-2
	14.3.2.1	Guanajuato	14-3
	14.3.2.2	San Ignacio	14-3
	14.3.3	Assay Composites & Descriptive Statistics	14-4
	14.3.3.1	Guanajuato	14-4
	14.3.3.2	San Ignacio	14-8
	14.3.4	Outliers (High Grade Capping of Assay Composite)	14-12
	14.3.4.1	Guanajuato	14-12
	14.3.4.2	San Ignacio	14-13
	14.4	Mineral Resource Estimation	14-17
	14.4.1	Block Model Parameters	14-17
	14.4.2	Grade Variography	14-18
	14.4.2.1	Guanajuato	14-18
	14.4.2.2	San Ignacio	14-18
	14.4.3	Estimation Methodology (Grade Interpolation)	14-18
	14.4.3.1	Guanajuato	14-18
	14.4.3.2	San Ignacio	14-19
	14.4.4	Core Recovery and RQD	14-19
	14.4.4.1	Guanajuato	14-19
	14.4.4.2	San Ignacio	14-19
	14.4.5	Density	14-20
	14.4.5.1	Guanajuato	14-20
	14.4.5.2	San Ignacio	14-20
	14.5	Mineral Resource Classification	14-21
	14.6	Block Model Validation	14-21
	14.6.1	Visual Inspection	14-21
	14.6.2	Comparison to Means	14-21
	14.6.2.1	Guanajuato	14-21
	14.6.2.2	San Ignacio	14-22
	14.7	Cut-Off Grade	14-23
	14.8	Statement of Mineral Resources	14-24

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

	14.8.1	Guanajuato	14-24
	14.8.2	San Ignacio	14-26
	14.9	Comparison with Previous Mineral Resource Estimates	14-28
	14.9.1	Guanajuato	14-28
	14.9.2	San Ignacio	14-29
	14.10	Reconciliation	14-29
	14.10.1	Guanajuato	14-29
	14.10.2	San Ignacio	14-30
15.0	Mineral Reserve Estimates		15-1
16.0	Mining Methods		16-1
	16.1	Cut and Fill Mining Method	16-2
	16.1.1	Guanajuato	16-2
	16.1.1.1	Guanajuatito Zone	16-2
	16.1.1.2	Valenciana Zone	16-2
	16.1.1.3	Cata Zone	16-3
	16.1.1.4	Los Pozos Zone	16-3
	16.1.1.5	Santa Margarita Zone	16-3
	16.1.1.6	Promontorio Zone	16-3
	16.1.2	San Ignacio	16-3
17.0	Recovery Methods		17-1
	17.1	Ore Processing Description	17-1
	17.1.1	Crushing & Grinding Circuits	17-1
	17.1.2	Milling	17-2
	17.1.3	Flotation Circuits	17-2
	17.1.4	Thickening & Filtration	17-3
	17.1.5	Production History	17-3
	17.2	Metallurgical Tests Summary	17-3
18.0	Project Infrastructure		18-1
	18.1	Guanajuato	18-1
	18.2	San Ignacio	18-1
19.0	Market Studies & Contracts		19-1
	19.1	Market Studies	19-1
	19.2	Contracts	19-1
	19.2.1	Guanajuato	19-1
	19.2.2	San Ignacio	19-1
20.0	Environmental Studies, Permitting, & Social or Community Impact		20-1
	20.1	Environmental Regulatory Framework in Mexico	20-1
	20.2	Environmental Studies & Permits	20-2
	20.2.1	Exploration	20-2
	20.2.2	Mining & Mineral Processing	20-3
	20.2.3	Mine Tails Disposal	20-4
	20.2.4	Mine Closure	20-4
	20.3	Social & Community Factors	20-4
21.0	Capital and Operating Costs		21-1
22.0	Economic Analysis		22-1
23.0	Adjacent Properties		23-1
24.0	Other Relevant Data and Information		24-1
	24.1	Cautionary Statement on Forward-Looking Statements	24-1
	24.2	Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources	24-4
25.0	Interpretation and Conclusions		25-1
	25.1	Guanajuato	25-2
	25.2	San Ignacio	25-3

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

26.0	Recommendations	26-1
27.0	References	27-1
28.0	Other Relevant Documents	28-1

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Tables

Table 1.1:	Total Great Panther drilling at Guanajuato and San Ignacio	1-4
Table 1.2:	Summary of Mineral Resource Estimate 2021, GMC (Guanajuato and San Ignacio)	1-7
Table 1.3:	Summary of Mineral Resource Estimate 2021, Guanajuato	1-8
Table 1.4:	Summary of Mineral Resource Estimate 2021, San Ignacio	1-8
Table 1.5:	2022 Budget for Proposed Exploration, GMC (San Ignacio and Guanajuato)	1-12
Table 4.1:	Mineral Concessions that comprise the Great Panther holdings at the GMC	4-2
Table 6.1:	Summary of Great Panther drilling at Guanajuato & San Ignacio	6-2
Table 6.2:	Recent Mineral Resources & Reserve Estimates, Guanajuato	6-3
Table 6.3:	Recent Mineral Resources & Reserve Estimates, San Ignacio	6-4
Table 6.4:	Production Summary, GMC	6-5
Table 6.5:	Production Summary, Guanajuato	6-6
Table 6.6:	Production Summary, San Ignacio	6-6
Table 10.1:	Drilling per year, Guanajuato	10-9
Table 10.2:	Drilling per year, San Ignacio	10-12
Table 11.1:	Blanks outside QA/QC accepted parameters	11-3
Table 11.2:	Expected values for the GMC Standards used for QA/QC	11-5
Table 11.3:	Standard sample results outside 3 standard deviations, U/G sampling	11-6
Table 11.4:	Standard sample results outside 3 standard deviations, DDH sampling	11-6
Table 14.1:	Vein and vein orientation, Guanajuato	14-3
Table 14.2:	Vein and vein orientation, San Ignacio	14-3
Table 14.3:	DDH sample statistics by area, Guanajuato	14-4
Table 14.4:	U/G sample statistics by area, Guanajuato	14-5
Table 14.5:	Descriptive statistics of composited silver grade by domain, Guanajuato	14-6
Table 14.6:	Descriptive statistics of composited gold grade by domain, Guanajuato	14-7
Table 14.7:	Descriptive statistics of Ag grade grouped by domain, San Ignacio	14-8
Table 14.8:	Descriptive statistics of Au grade grouped by domain, San Ignacio	14-9
Table 14.9:	Descriptive statistics of composited silver grade by domain, San Ignacio	14-10
Table 14.10:	Descriptive statistics of composited gold grade by domain, San Ignacio	14-11
Table 14.11:	Drill hole assay capping, Guanajuato	14-12
Table 14.12:	U/G sample assay capping, Guanajuato	14-13
Table 14.13:	Capping levels for Ag and Au grouped by domain, San Ignacio	14-14
Table 14.14:	Descriptive statistics of composited Ag grade by domain, San Ignacio	14-15
Table 14.15:	Descriptive statistics of composited Au grade by domain, San Ignacio	14-16
Table 14.16:	Size and extent of block models, Guanajuato	14-17
Table 14.17:	Size and extent of block models, San Ignacio	14-17
Table 14.18:	Recovery and RQD by area, Guanajuato	14-19
Table 14.19:	Recovery and RQD by area, San Ignacio	14-19
Table 14.20:	Bulk density grouped by area, Guanajauato	14-20
Table 14.21:	Bulk density grouped by vein, San Ignacio	14-20
Table 14.22:	Comparison of block and all DDH samples, Guanajuato	14-21
Table 14.23:	Comparison of block and all U/G samples, Guanajuato	14-22
Table 14.24:	Comparing block grade vs DDH samples, San Ignacio	14-22
Table 14.25:	Comparing block grade vs U/G samples, San Ignacio	14-23
Table 14.26:	GMC Full operating cost cut-off by area	14-23
Table 14.27:	GMC Mineral Resource Estimate, Highlights	14-24
Table 14.28:	Mineral Resources Estimate as of July 31, 2021, Guanajuato (Highlights)	14-24
Table 14.29:	Mineral Resources Estimate as of July 31, 2021, Guanajuato	14-25
Table 14.30:	Mineral Resource Estimate 2021, San Ignacio (Highlights)	14-26
Table 14.31:	Mineral Resource Estimate 2021, San Ignacio	14-26
Table 14.32:	Comparison of 2020 to 2021 Mineral Resources, Guanajuato	14-28
Table 14.33:	Comparison of 2020 to 2021 Mineral Resources, San Ignacio	14-29
Table 14.34:	Reconciliation of block model to production, Los Pozos, Guanajuato	14-29
Table 14.35:	Reconciliation of block model to production with cut-off and dilution assumptions, Los Pozos, Guanajuato	14-30
Table 14.36:	Reconciliation of block model to production, San Ignacio	14-30
Table 16.1:	GMC production as of July 31, 2021	16-1

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Table 17.1:	GMC production as of July 31, 2021	17-3
Table 17.2:	2015 metallurgical test summary	17-3
Table 20.1:	Summary of permits in place for the GMC	20-3
Table 20.2:	Monitoring activities in place at the GMC	20-4
Table 21.1:	Planned Total costs per tonne milled (US$)	21-1
Table 26.1:	2022 Budget for Proposed Exploration, GMC (San Ignacio and Guanajuato)	26-2

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Figures

Figure 1.1:	Project Location	1-2
Figure 1.2:	Regional Geology Map	1-3
Figure 4.1:	Project Location Map	4-1
Figure 4.2:	GMC Mineral Concession groups	4-3
Figure 4.3:	Mineral Concessions, Guanajuato	4-4
Figure 4.4:	Mineral Concessions, San Ignacio	4-4
Figure 4.5:	Surface rights and tailings disposal location	4-5
Figure 5.1:	Regional access for the GMC	5-1
Figure 5.2:	Historical Guanajuato City climate data	5-2
Figure 7.1:	Guanajuato regional geology	7-2
Figure 7.2:	Local geology, Guanajuato	7-3
Figure 7.3:	Long section along the plane of the Veta Madre, Guanajuato	7-4
Figure 7.4:	Local geology, San Ignacio	7-5
Figure 7.5:	Guanajuato mineralization interpretation and zones, plan view	7-8
Figure 7.6:	Guanajuato mineralization interpretation and zones, longitudinal view	7-8
Figure 7.7:	Geology and mineralization, section view 2925N, Guanajuatito area	7-9
Figure 7.8:	3D model of mineralization and U/G workings, Guanajuatito area	7-9
Figure 7.9:	Geology and mineralization, section view 2150N, Valenciana area	7-10
Figure 7.10:	3D model of mineralization and U/G workings, Valenciana area	7-10
Figure 7.11:	Geology and mineralization, section view 600N, Cata area	7-11
Figure 7.12:	3D model of mineralization model and U/G workings, Cata area	7-11
Figure 7.13:	Geology and mineralization, section view 175N, Los Pozos area	7-12
Figure 7.14:	3D model of mineralization model and U/G workings, Los Pozos area	7-12
Figure 7.15:	Geology and mineralization, section view 75S, Santa Margarita area	7-13
Figure 7.16:	3D model of mineralization model and U/G workings, Santa Margarita area	7-13
Figure 7.17:	Geology and mineralization, section view 450S, Promontorio area	7-14
Figure 7.18:	3D model of mineralization model and U/G workings, Promontorio area	7-14
Figure 7.19:	3D model of mineralization and U/G workings, San Ignacio	7-15
Figure 7.20:	Mine access and Melladito, Intermediate & Nombre de Dios veins, cross section 450N, San Ignacio	7-16
Figure 7.21:	Santo Nino vein, cross section 350N, San Ignacio	7-16
Figure 7.22:	Nombre de Dios 2N vein, cross section 1000N, San Ignacio	7-17
Figure 7.23:	Purisima & Melladito South veins, cross section 450S, San Ignacio	7-17
Figure 9.1:	Guanajuato U/G exploration sampling, plan view	9-3
Figure 9.2:	Guanajuato U/G exploration sampling, longitudinal view	9-3
Figure 9.3:	Guanajuato U/G sampling, plan view	9-4
Figure 9.4:	Guanajuato U/G sampling, longitudinal view	9-4
Figure 9.5:	San Ignacio exploration surface and short adit sampling activity	9-5
Figure 9.6:	San Ignacio U/G sampling	9-5
Figure 10.1:	Guanajuato drilling activity, plan view	10-2
Figure 10.2:	Guanajuato drilling activity, longitutidinal view	10-2
Figure 10.3:	San Ignacio drilling activity, plan view	10-4
Figure 10.4:	San Ignacio drilling activity, longitudinal view A-A’	10-5
Figure 10.5:	San Ignacio drilling activitiy, longitudinal view B-B’	10-5
Figure 11.1:	Ag assays of “Blank” material, U/G sampling	11-4
Figure 11.2:	Au assays of “Blank” material, U/G sampling	11-4
Figure 11.3:	Ag assays of “Blank” material, DDH sampling	11-4
Figure 11.4:	Au assays of “Blank” material, DDH sampling	11-5
Figure 11.5:	Ag assays of Standard “GTS13”, U/G sampling	11-7
Figure 11.6:	Au assays of Standard “GTS13”, U/G sampling	11-7
Figure 11.7:	Ag assays of Standard “GTS15”, U/G sampling	11-8
Figure 11.8:	Au assays of Standard “GTS15”, U/G sampling	11-8
Figure 11.9:	Ag assays of Standard “GTS17”, U/G sampling	11-8
Figure 11.10:	Au assays of Standard “GTS17”, U/G sampling	11-8
Figure 11.11:	Ag assays of Standard “GTS18”, U/G sampling	11-9
Figure 11.12:	Au assays of Standard “GTS18”, U/G sampling	11-9

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Figure 11.13:	Ag assays of Standard “GTS10”, DDH sampling	11-9
Figure 11.14:	Au assays of Standard “GTS10”, DDH sampling	11-9
Figure 11.15:	Ag assays of Standard “GTS12”, DDH sampling	11-10
Figure 11.16:	Au assays of Standard “GTS12”, DDH sampling	11-10
Figure 11.17:	Ag assays of Standard “GTS13”, DDH sampling	11-10
Figure 11.18:	Au assays of Standard “GTS13”, DDH sampling	11-10
Figure 11.19:	Ag assays of Standard “GTS16”, DDH sampling	11-11
Figure 11.20:	Au assays of Standard “GTS16”, DDH sampling	11-11
Figure 11.21:	Ag assays of Standard “GTS17”, DDH sampling	11-11
Figure 11.22:	Au assays of Standard “GTS17”, DDH sampling	11-11
Figure 11.23:	Ag assays of Standard “GTS18”, DDH sampling	11-12
Figure 11.24:	Au assays of Standard “GTS18”, DDH sampling	11-12
Figure 11.25:	Ag analysis of duplicate-original pair results in U/G sample batches	11-13
Figure 11.26:	Au analysis of duplicate-original pair results in U/G sample batches	11-13
Figure 11.27:	Ag analysis of duplicate-original pair results in DDH sample batches	11-13
Figure 11.28:	Au analysis of duplicate-original pair results in DDH sample batches	11-14
Figure 11.29:	Au analysis of duplicate-original pair results in DDH sample batches (filtered)	11-14
Figure 11.30:	Ag lab result sample correlation, DDH sampling	11-15
Figure 11.31:	Au lab result sample correlation, DDH sampling	11-15
Figure 14.1:	Histogram of channel sample length, Guanajuato	14-5
Figure 14.2:	Histogram of drill hole sample length, Guanajuato	14-5
Figure 14.3:	Histogram of channel sample length, San Ignacio	14-12
Figure 14.4:	Histogram of drill hole sample length, San Ignacio	14-12
Figure 16.1:	Development and Mineral Resource in the Guanajuatito zone, section view 2925N	16-4
Figure 16.2:	Development and Mineral Resource in the Guanajuatito zone, plan view	16-5
Figure 16.3:	Development and Mineral Resource in the Valenciana zone, section view 2150N	16-5
Figure 16.4:	Development and Mineral Resource in the Valenciana zone, plan view	16-6
Figure 16.5:	Development and Mineral Resource in the Cata zone, section view 600N	16-6
Figure 16.6:	Development and Mineral Resource in the Cata zone, plan view	16-7
Figure 16.7:	Development and Mineral Resource in the Los Pozos zone, section view 175N	16-7
Figure 16.8:	Development and Mineral Resource in the Los Pozos zone, plan view	16-8
Figure 16.9:	Development and Mineral Resource in the Santa Margarita zone, section view 75S	16-8
Figure 16.10:	Development and Mineral Resource in the Santa Margarita zone, plan view	16-9
Figure 16.11:	Development and Mineral Resource in the Promontorio zone, section view 450S	16-9
Figure 16.12:	Development and Mineral Resource in the Promontorio, plan view	16-10
Figure 16.13:	Mine development along Melladito, Intermediate & Nombre de Dios structures, cross section 450N	16-10
Figure 16.14:	Mine development, cross section 350N	16-11
Figure 16.15:	Mine development along Nombre de Dios 2N structure, cross section 1000N	16-11
Figure 16.16:	Mine development along Purisima & Melladito South structures, cross section 450S	16-12
Figure 16.17:	Mine development and veins along 2275masl, northern plan view	16-13
Figure 16.18:	Mine development and veins along 2175masl, southern plan view	16-14
Figure 17.1:	Process flow sheet, GMC metallurgical plant	17-1

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Glossary

Abbreviation	Description	Abbreviation	Description
%	Percent	kt	Kilotonnes
°	Degrees (Azimuth or Dip)	lb	Pound
°C	Degrees Celsius	m	Meter
3D	Three Dimensional	Ma	Million years ago
Ag	Silver	masl	Meters Above Sea Level
Ag eq	Silver Equivalent	m²	Square meter
APGO	Association of Professional Geoscientists of Ontario	m³	Cubed meter
AAS	Atomic Absorption Spectography	mm	Millimeter
As	Arsenic	m/s	Meters per Second
AsPy	Arsenopyrite	MMR	Minera Mexicana El Rosario, S.A. de C.V.
Au	Gold	Mt	Million Tonnes
Au eq	Gold Equivalent	MVS	Minera Villa Seca S.A. de C.V.
BQ	36.5 mm diameter drill core	NI 43-101	National Instrument 43-101
cm	Centimeter	NI 43-101CP	National Instrument 43-101 Companion Policy
C&M	Care and Maintenance	NI 43-101F1	National Instrument 43-101 Form 1 - Technical Report
CIM	Canadian Institute of Mining Metallurgy and Petroleum	NQ	47.6 mm diameter drill core
CIMDS	Canadian Institute of Mining Metallurgy and	NSR	Net Smelter Return
	Petroleum Definitions Standards	NW	Northwest
CRM’s	Certified Reference Material Standards	oz	Ounce
CV	Coefficient of variation	P. Geo.	Professional Geologist
DDH	Drill hole	PROM	Promontorio
DEM	Digital Elevation Models	Pb	Lead
DSM	Digital Surface Model	Py	Pyrite
EIA	Environmental Impact Assessment	QA/QC	Quality Assurance/Quality Control
et al.	and Others	Qtz	Quartz
ft	Foot	RQD	Rock Quality Designation
FW	Foot wall	SE	Southeast
g/cm³	Grams per Cubic Centimeter	SG	Specific Gravity
g/t	Grams per Tonne	SGS-DGO	SGS laboratory, Durango, Mexico
GPS	Global Positioning System	SM	Santa Margarita
Great Panther	Great Panther Mining Limited	Std Dev	Standard Deviation
GMC	Guanajuato Mine Complex	t	Tonnes
GTTO	Guanajuatito	t/m³	Tonnes per cubic meter
Ha	Hectares	tpd	Tonnes per day
HQ	63.5 mm diameter drill core	TR	Technical Report
HW	Hanging wall	TSF	Tails Storage Facility
ICP-OES analysis	Inductively Coupled Plasma Atomic Emission Spectroscopy analysis	U/G	Underground
ID2	Inverse Distance Squared	US$	USA Dollar
ID3	Inverse Distance Cubed	UTM	Universal Transverse Mercator
INEGI	Instituto Nacional de Estadistica y Geografia	VAL	Valenciana
INT	Intermediate	VM	Veta Madre
IP	Induced Polarization Survey	wt.%	Weight Percent
km	Kilometer	WGS84	World Geodetic System 1984
km²	Square Kilometer	Zn	Zinc
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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex
1.0	Summary

This is a brief summary of important information in this Technical Report (“TR” or “report”) entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico”, prepared for Great Panther Mining Limited (“Great Panther” or the “Company”) including property description and ownership, geology and mineralization, the status of exploration, project development, mineral resource estimates, and the Qualified Person’s conclusions and recommendations. For the purposes of this report, references to “GMC Mineral Resource Estimate” or “Mineral Resource Estimate” shall mean estimates provided by Robert F. Brown, P. Eng., Geological Consultant and Mohammad Nourpour, P. Geo., Geologist, as applicable, for Great Panther in respect of any Mineral Resources (as such term is defined by the Canadian Institute of Mining, Metallurgy and Petroleum, in the CIM Definition Standards).

The purpose of this TR is to support Great Panther’s public disclosure related to the GMC Mineral Resource Estimate. The Guanajuato Mine Complex is in Guanajuato State, Mexico and comprised of the Guanajuato and San Ignacio operations, the GMC processing plant, associated infrastructure, and the exploration projects El Horcon and Santa Rosa. This TR conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and, as Great Panther is a producing issuer as defined in NI 43-101, except as set out below, this report and the Mineral Resource Estimates for the deposits were completed by company personnel. The Company owns a 100% interest in the claims through Great Panther’s wholly owned Mexican subsidiary, Minera Mexicana el Rosario SA de CV (“MMR”).

Robert F. Brown, P. Eng., Geological Consultant and Mohammad Nourpour, P. Geo., Geologist for Great Panther supervised the preparation of the Mineral Resource Estimate for the GMC included herein.

Great Panther is a publicly traded company listed on the Toronto Stock Exchange and on the New York Stock Exchange American engaged in the exploration, development, and production of mineral properties. It is primarily a gold (“Au”) and silver (“Ag”) producing company with operating mines in Brazil, including Tucano (Au), and Mexico, including the GMC (Ag, Au) in the state of Guanajuato and Topia (Ag, Au, Pb and Zn) in the state of Durango.

This TR was prepared by the Qualified Persons in accordance with the following documents published by the Canadian securities regulatory authorities:

■	NI 43-101: Standards of Disclosure for Mineral Projects (effective date May 9, 2016).
■	NI 43-101 Companion Policy (NI 43-101CP): Standards of Disclosure for Mineral Projects (effective date February 25, 2016).
■	Form NI 43-101F1: Technical Report (effective date June 30, 2011).
■	Canadian Institute of Mining, Metallurgy, and Petroleum (CIM): Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2019).
■	CIM Definitions Standards (May 2014).

Capitalized terms not otherwise defined in this report shall have the meanings ascribed to them in NI 43-101.

This TR includes statements and information about expectations for the future that are not historical facts. Statements regarding the strategy, opportunities, projections, plans and future financial and operating performance of the GMC, or other things that have not yet taken place, are considered to be forward-looking information or forward-looking statements under Canadian and US securities laws. Forward-looking statements reflect the Company’s current expectations and assumptions and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. See Section 24.0 for a discussion about the forward-looking statements included in this TR and the key assumptions upon which they are based and risks and uncertainties associated with such forward-looking statements. For this reason, readers should read this summary solely in the context of the full TR, and after reading the TR in its entirety.

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

1.1	Project Description & Location

The GMC properties are situated north of the city of Guanajuato, Guanajuato State, Mexico, approximately 380 km northwest of Mexico City (Figure 1.1). The GMC claims total 10,355.39ha.

This report is an updated Mineral Resource Estimate building on former Mineral Resource Estimates for the GMC (Brown & Nourpour, 2020a; Wunder, 2018; Brown, 2017; Brown, 2016; Brown, 2015), Guanajuato (Brown & Nourpour, 2020b; Brown & Sprigg, 2013), and San Ignacio (Brown & Nourpour, 2020c; Waldegger & Brown, 2014; Waldegger, 2012; Smith, 2011).

Presently, the GMC processing plant at Guanajuato processes mined mineralization from San Ignacio and Guanajuato operations. This TR will document the results of new exploration, and mineral resource development.

Figure 1.1: Project Location

1.2	Geology & Mineralization

A map of the regional geology is presented in Figure 1.2.

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Figure 1.2: Regional Geology Map

Source: modified from Servicio Geologico Mexicano, 1998. Carta Geologico-Minera, Guanajuato F14-C43, & Servicio Geologico Mexicano, 1999. Carta Geologico-Minera, Guanajuato F14-C42 1: 50,000 regional geology maps

1.2.1	Guanajuato

Guanajuato is in Guanajuato State, Mexico, and comprises two operating shafts and three ramps in the second largest (historically) producing silver district in Mexico. Silver-bearing mineralization was first discovered in 1548, and over the past 470 years more than one billion ounces of silver has been mined in the Guanajuato district. Great Panther acquired the Guanajuato and San Ignacio tenures, and associated infrastructure, from Sociedad Cooperativa Minera Metalurgica Santa Fe de Guanajuato (the Cooperative) in 2005. The tenures (Table 4.1) included two main properties (Guanajuato and San Ignacio), a plant, workshops, administration facilities, mining infrastructure, and certain surface rights (real estate). The total purchase price was US$7,250,000 (paid) consisting of staged cash payments to the end of 2006. The Santa Rosa tenures were bought 100% for US$1,500,000 cash in 2011 by MMR, Great Panther’s wholly beneficially owned Mexican subsidiary. Since then, several claims staked 100% by MMR have been added to the tenure package. The El Horcon tenure package was purchased 100% by MMR in 2012 for US$1,000,000 cash. However, updates for El Horcon and Santa Rosa are not included in this TR.

The principal metals of interest are gold and silver. Mineralization occurs along regional scale faults, the largest of which is the Veta Madre with a strike length of 25 km. Mining is being conducted predominantly from four locations, Guanajuatito, Los Pozos, Valenciana, and Promontorio, using cut and fill mining methods, with minor production from Promontorio, and pillar recovery from the Rayas area. Ore is milled at the mining facilities at the centrally located Cata plant with a 1,000 tpd capacity.

Guanajuato lies within the central part of the Guanajuato Mining District, which is in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanic and volcanoclastic rocks located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt. Faulted Tertiary age volcanic rocks are juxtaposed alongside Mesozoic basement stratigraphy, Tertiary intrusive units, and Quaternary conglomerates.

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The strata in the area are transected by northwest, north, east-to-west, and northeast-trending regional scale faults. Normal fault movement along northeast-trending faults resulted in the downward displacement of certain blocks and the preservation of strata that was eroded in other areas. It is predominantly the northwest-trending structures that control the position of mineralization.

The Guanajuato mine consists of several deposits along an approximately 4.2 km strike length. The deposits on the Veta Madre trend, the principal host structure, have been mined since the 16th century.

1.2.2	San Ignacio

San Ignacio is underlain by a monotonous package of basalt and andesite volcanic rocks belonging to the lower Cretaceous La Luz andesite (Randall R. et al., 1994; Stewart, 2006; Baker, 2011). The basalt generally has subtle to well-developed pillow structures that are locally flattened. In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass.

Locally, these volcanic rocks have interbeds composed of sandstone, siltstone, or fine, pale ash layers (generally sericite-quartz). A more coarse-grained felsic (possibly dacite) unit is exposed northwest of the San Jose mine in the southern part of the property. Where observed, bedding is generally shallowly dipping.

The mineralization on the property including the San Ignacio mine consists of epithermal silver-gold veins. Average silver grades of the sixteen veins range from 82g/t to 248g/t and the average gold grades from 1.80g/t to 3.39g/t.

1.3	Exploration Status

Table 1.1 summarizes the drilling completed by Great Panther at GMC.

Table 1.1: Total Great Panther drilling at Guanajuato and San Ignacio

Year	GUANAJUATO		SAN IGNACIO		SUBTOTAL
	No. of Drill Holes	Total Depth (m)	No. of Drill Holes	Total Depth (m)	No. of Drill Holes	Total Depth (m)
2005	8	1,567.3	0	-	8	1,567.3
2006	44	6,388.1	0	-	44	6,388.1
2007	65	10,148.0	0	-	65	10,148.0
2008	61	8,214.9	0	-	61	8,214.9
2009	32	1,559.4	0	-	32	1,559.4
2010	125	17,565.0	5	2,294.0	130	19,859.0
2011	158	22,752.8	56	16,878.5	214	39,631.3
2012	189	29,295.9	43	9,556.3	232	38,852.2
2013	160	26,324.2	13	1,143.6	173	27,467.8
2014	138	12,559.0	27	3,832.1	165	16,391.1
2015	108	12,219.0	34	4,739.4	142	16,958.4
2016	34	7,042.2	43	9,029.7	77	16,071.9
2017	77	13,603.8	102	22,165.0	179	35,768.8
2018	75	9,968.1	53	11,722.4	128	21,690.5
2019	123	8,792.8	75	10,721.1	198	19,513.9
2020	114	12,102.5	72	10,157.7	186	22,260.2
2021¹	71	6,542.9	42	8,604.5	113	15,147.4
Total	1,582	206,645.9	565	110,844.3	2,147	317,490.2

Note: As of July 31, 2021

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

1.3.1	Guanajuato

Great Panther purchased the property in 2005 from Sociedad Cooperativa Minera Metalurgica Santa Fe de Guanajuato (the Cooperative) and recommenced underground operations and milling the following year. The Company has carried out exploration since the acquisition and continues to explore the property to date.

Exploration drilling is being carried out with the use of three contract underground drills. The three contract drills are focused on building mineral resource. New areas of Guanajuato are being targeted through the compilation of historical data and re-evaluation of all accessible mine areas using geological mapping and sampling. Drilling is being carried out at the Guanajuatito, Los Pozos, Valenciana, and Promontorio zones.

Great Panther had a 10,000-metre drill budget for Guanajuato in 2021. By July 31, 2021, a total of 6,542.9m of drilling were completed in 71 holes. A total of 133 additional drill holes have been completed at Guanajuato since the previous Mineral Resource estimate (Brown and Nourpour, 2020a). The author is in full agreement with its focus and functionality.

1.3.2	San Ignacio

Great Panther has completed detailed surface mapping and outcrop rock chip sampling, including mapping, and sampling all accessible underground workings pre-2016. Exploration at San Ignacio since September 2017 has been by surface and underground drilling.

Great Panther has completed 565 diamond drill holes at the San Ignacio property. Drilling commenced in October 2010 and the last hole into the database was completed before July 31, 2021. Great Panther had a 5,000-metre drill budget for San Ignacio in 2021. By July 31, 2021, a total of 8,604.5m of drilling were completed in 42 holes. A total of 74 additional drill holes have been completed at San Ignacio since the previous Mineral Resource estimate (Brown and Nourpour, 2020a).

1.4	Development & Operations Status

In November 2021, the Guanajuato mine and the Cata processing plant of the Guanajuato Mine Complex were placed on care and maintenance while the Company awaits the permits from CONAGUA necessary to extend the tailings dam. Mining activity at the San Ignacio mine has also been suspended while Great Panther continues to proactively engage with CONAGUA in regards of the tailings dam permit and to explore other alternatives to maximize value from the GMC.

1.4.1	Guanajuato

Currently, the major facilities associated with the Guanajuato operation are:

■	An operating underground mine producing at a rate of approximately 148 tonnes per operating day from August 1, 2020 to July 31, 2021
■	Extensive underground workings along 4.2km veins including five main shafts used for ventilation and access, levels, three access ramps, and internal shafts
1.4.2	San Ignacio

In late November 2013, Great Panther commenced ramping and developing along the Intermediate and Melladito veins. New surface facilities, including roads, a mechanical shop, an electrical substation, diesel storage, waste dumps, and security facilities, have been built as part of the San Ignacio infrastructure.

Currently, the major facilities associated with the San Ignacio mine are:

■	An operating underground mine producing at a rate of approximately 366 tonnes per operating day from August 1, 2020 to July 31, 2021
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■	Underground workings along a 1,000-metre-long trend on eight veins including one old shaft and adit used for ventilation, levels, and one main access ramp
1.5	Mineral Processing & Recovery Methods

The GMC mineral processing plant processes approximately 679 tonnes per operating day (mill operating days (240) in 2020 / 2021 dropped appreciably from prior periods and are less than mine operating days (317) in the same period). The processing plant utilized five stages as follows: crushing, milling, flotation, thickening and filtering and produces a concentrate of iron sulphide (pyrite) with high values of gold and silver which are marketed and sold as the final product.

Overall, the GMC plant has processed, from Guanajuato and San Ignacio, 3,240,890 tonnes of material, producing 14,883,740 oz silver and 178,279 oz gold to July 31, 2021 (

Table 1.2). Processing and recoveries are discussed in Section 17.0 of this TR.

Table 1.2 Production from GMC

Year	Tonnes Mill/Mine GTO	Tonnes Mill/Mine San Ignacio	Tonnes (milled)	Ag (oz)	Au (oz)
2006	86,111	-	86,111	105,480	988
2007	203,968	-	203,968	521,225	3,794
2008	155,079	-	155,079	848,083	5,488
2009	138,517	-	138,517	1,019,751	6,748
2010	144,112	-	144,112	1,019,856	6,619
2011	169,213	-	169,213	959,490	7,515
2012	174,022	-	174,022	1,004,331	10,350
2013¹	220,463	1,082	221,545	1,079,980	15,063
2014¹	213,658	54,154	267,812	1,239,009	15,906
2015¹	180,691	129,253	309,944	1,708,061	21,126
2016¹	136,349	183,694	320,043	1,473,229	21,626
2017¹	131,335	185,475	316,810	1,386,964	21,501
2018¹	88,364	212,650	301,014	1,096,757	19,073
2019¹	7,610	179,886	187,610	590,781	11,588
2020¹	33,248	119,560	151,001	520,903	6,779
2021¹²	29,225	65,168	94,089	309,840	4,115
Totals	2,111,965	1,130,922	3,240,890	14,883,740	178,279

Source: GPR Annual reports for 2006 to 2020 inclusive

1.	2006-2015 reported figures reflect tonnes milled, 2016-2020 reported figures reflect tonnes mined which has a small discrepancy to tonnes milled.
2.	2021 details from production records to July 31, 2021
1.6	Mineral Resource Estimate

Geological modelling and subsequent Mineral Resource estimation were performed by Great Panther under the supervision of the Qualified Persons in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2019 edition). The geological data compilation, interpretation, geological modelling and Mineral Resource estimation methods and procedures are described in the following Sections.

For estimating the Mineral Resources for the Great Panther GMC, the Qualified Person has applied the definitions of “Mineral Resource” as set forth in the CIM Definitions Standards, adopted May 10, 2014 (“CIMDS”).

Under CIMDS, a Mineral Resource is defined as:

“…a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Mineral Resources are subdivided into classes of Measured, Indicated, and Inferred, with the level of confidence reducing with each class, respectively. Mineral Resources are reported as in-situ tonnage and are not adjusted for mining losses or mining recovery. If Mineral Resources are developed in areas with historical mine workings, such as in the Purisima / Melladito South area of San Ignacio, or the Los Pozos / Promontorio area of Guanajuato they are classified only as Inferred, until such work can be done to establish the full extent of historical mining. There are no Mineral Reserves disclosed in this report.

The Measured, Indicated, and Inferred Mineral Resource Estimate statement for the GMC is presented in Table 1.2. Results are reported in accordance with Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines (CIM, 2014) as well as disclosure requirements of NI 43-101.

The Mineral Resource Estimate presented below is considered current and has an effective date of July 31, 2021. It was completed by the Company under supervision of the Qualified Persons.

It is the Qualified Persons’ opinion that the estimation approach is applicable based on the quantity and spacing of available data, the interpreted controls on mineralization, and the type of deposit. For details on all the input parameters used to determine Mineral Resources, see Section 14.0 of this TR.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect the Mineral Resource Estimates detailed in this report.

Mineral Resource Estimate updates are given specifically for San Ignacio and Guanajuato (collectively GMC), as both operations have been in operation and depleting resources, as well, active exploration has been ongoing since the date of former estimates contributing to a better understanding of several mineralized zones. GMC contains estimated Measured and Indicated Mineral Resources of 519,493 tonnes above varying US$ NSR full operational cost cut-offs, at an average grade of 196g/t silver and 2.30g/t gold, for a total of 6,537,755 equivalent silver ounces (“Ag eq oz”) or 76,915 equivalent gold ounces (“Au eq oz”). This includes Measured Mineral Resources of 368,944 tonnes at an average grade of 196g/t silver and 2.36g/t gold, for a total of 4,708,345 Ag eq oz or 55,392 Au eq oz and Indicated Mineral Resources of 150,550 tonnes at an average grade of 194g/t silver and 2.16g/t gold, for a total of 1,829,410 Ag eq oz or 21,522 Au eq oz. In addition, estimated Inferred Mineral Resources are 665,977 tonnes at an average grade of 194g/t silver and 2.42g/t gold, for 8,558,540 Ag eq oz or 100,689 Au eq oz. Table 1.2 provides a summary of the Mineral Resource Estimate for GMC.

The full operational cost cut-off value as calculated by the mine operating staff ranges from US$96.50 to US$148.50/tonne for different areas based on full mine operating costs (mining, plant, administration). Block model silver and gold grades have been converted to an US$ NSR value using an NSR “calculator” which takes into effect metal prices (long term projected to be US$20.00/oz silver and US$1,650/oz gold), plant metal recoveries (87.15% for silver and 86.7% for gold (taken from corporate budget 2022)), concentrate shipping charges, and proprietary smelter terms. Blocks with an NSR value equal to or greater than the operations full cut-off costs were tabulated into the Mineral Resource Estimate for each zone. The cut-off value was applied to each block estimated in the resource block model.

Table 1.2: Summary of Mineral Resource Estimate 2021, GMC (Guanajuato and San Ignacio)

Class	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)	Au eq (g/t)	Au eq (oz)
Totals Measured	368,944	196	2,329,550	2.36	27,948	397	4,708,345	4.67	55,392
Totals Indicated	150,550	194	940,377	2.16	10,438	378	1,829,410	4.45	21,522
Totals M&I	519,493	196	3,269,927	2.30	38,386	391	6,537,755	4.61	76,915
Totals Inferred	665,977	194	4,149,076	2.42	51,876	400	8,558,540	4.70	100,689

Note: See detailed notes in Table 1.3 and Table 1.4.

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

1.6.1	Guanajuato

Guanajuato contains estimated Measured and Indicated Mineral Resources of 251,666 tonnes above varying US$ NSR full operational cost cut-offs, at an average grade of 250g/t silver and 1.76g/t gold, for a total of 3,235,029 Ag eq oz or 38,059 Au eq oz (Table 1.3). This includes Measured Mineral Resources of 166,262 tonnes at an average grade of 255g/t silver and 1.81g/t gold, for a total of 2,185,272 Ag eq oz or 25,709 Au eq oz and Indicated Mineral Resources of 85,404 tonnes at an average grade of 240g/t silver and 1.68g/t gold, for a total of 1,049,757 Ag eq oz or 12,350 Au eq oz. In addition, estimated Inferred Mineral Resources are 220,760 tonnes at an average grade of 225g/t silver and 1.95g/t gold, for 2,776,596 Ag eq oz or 32,666 Au eq oz.

The Mineral Resources detailed at Guanajuato cover the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, and Promontorio areas. This Mineral Resource Estimate for Guanajuato has an effective date of July 31, 2021 and updates the previous resource estimate for reasons of depletion mining and resource definition resulting from successful exploration activities.

Table 1.3: Summary of Mineral Resource Estimate 2021, Guanajuato

Classification	TONNES	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)	Au eq (g/t)	Au eq (oz)
Total Measured	166,262	255	1,362,426	1.81	9,681	409	2,185,272	4.81	25,709
Total Indicated	85,404	240	658,767	1.68	4,600	382	1,049,757	4.50	12,350
Total M&I	251,666	250	2,021,193	1.76	14,280	400	3,235,029	4.70	38,059
Total Inferred	220,760	225	1,597,357	1.95	13,873	391	2,776,596	4.60	32,666

Notes:

1.	Cut-offs are based on the marginal operating costs per mining area being US$135.70/tonne for Cata, US$135.70/tonne for Santa Margarita, US$96.50/tonne for Los Pozos, US$124.90/tonne for Guanajuatito, US$148.50/tonne for Promontorio, and US$113.10/tonne for Valenciana.
2.	Block model grades converted to US$ value using plant recoveries of 87.15% Ag, 86.70% Au, and net smelter terms negotiated for concentrates.
3.	Rock Density for Cata is 2.66t/m³, 2.65t/m³ Santa Margarita, Los Pozos 2.68t/m³, Guanajuato 2.69t/m³, Promontorio and Valenciana 2.67t/m³.
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 0.5m.
8.	Metal Prices US$20.00/oz silver, and US$1,650.00/oz gold.
9.	Effective date of July 31, 2021.
10.	Ag eq oz were calculated using 85:1 Ag:Au ratio.
11.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
12.	Mineral Resources that are not Mineral Reserves have no demonstrated economic viability. The potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.
1.6.2	San Ignacio

San Ignacio contains estimated Measured and Indicated Mineral Resources of 267,828 tonnes above a US$127.40/tonne NSR cut-off, at an average grade of 145g/t silver and 2.80g/t gold, for a total of 3,302,726 Ag eq oz and 38,856 Au eq oz. This includes Measured Mineral Resources of 202,682 tonnes at an average grade of 148g/t silver and 2.80g/t gold, for a total of 2,523,073 Ag eq oz and 29,683 Au eq oz, and Indicated Mineral Resources of 65,146tonnes at an average grade of 134g/t silver and 2.79g/t gold, for a total of 779,653 Ag eq oz and 9,172 Au eq oz. In addition, estimated Inferred Mineral Resources are 445,217 tonnes at an average grade of 178g/t silver and 2.65g/t gold, for 5,781,944 Ag eq oz and 68,023 Au eq oz. Table 1.4 summarizes the Mineral Resource Estimates for San Ignacio, with an effective date of July 31, 2021.

This Mineral Resource Estimate for San Ignacio has an effective date of July 31, 2021 and updates the previous resource estimate for reasons of depletion due to mining and resource definition resulting from successful exploration activities.

Table 1.4: Summary of Mineral Resource Estimate 2021, San Ignacio

Class	TONNES	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)	Au eq (g/t)	Au eq (oz)
Total Measured	202,682	148	967,124	2.80	18,267	387	2,523,073	4.56	29,683

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Class	TONNES	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)	Au eq (g/t)	Au eq (oz)
Total Indicated	65,146	134	281,611	2.79	5,839	372	779,653	4.38	9,172
Total M&I	267,828	145	1,248,734	2.80	24,106	384	3,302,726	4.51	38,856
Total Inferred	445,217	178	2,551,719	2.65	38,002	404	5,781,944	4.75	68,023

Notes:

1.	Cut-offs are based on the marginal operating costs per mining area being US$127.40/tonne for San Ignacio.
2.	Block model grades converted to US$ value using plant recoveries of 87.15% Ag, 86.70% Au, and net smelter terms negotiated for concentrates.
3.	Rock Density for San Ignacio is 2.64t/m³,
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 0.5m.
8.	Metal Prices US$20.00/oz silver, and US$1,650.00/oz gold.
9.	Effective date of July 31, 2021.
10.	Ag eq oz were calculated using 85:1 Ag:Au ratio.
11.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
12.	Mineral Resources that are not Mineral Reserves have no demonstrated economic viability. The potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.

The Mineral Resource estimates included in this TR are forward-looking statements. There are material factors that could cause actual results to differ materially from the conclusions, forecasts, or projections set out in this TR. Some of the material factors include differences from the assumptions made in the TR regarding grades, metals prices, currency exchange rates, metals production rates, schedule of development, labour, consumables and other material costs, markets and market prices, and other circumstances such that the project proceeds, as described in the TR. See Section 24.0 for a discussion about the forward-looking statements included in this TR and the key assumptions upon which they are based, and risks and uncertainties associated with such forward-looking statements. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

1.7	Cautionary Note Regarding Absence of Mineral Reserve Estimates

There are no current estimates of Mineral Reserves for any of the GMC. The Company made decisions to enter production at Guanajuato and San Ignacio without having completed final feasibility studies. Accordingly, the Company did not base its production decisions on any feasibility studies of Mineral Reserves demonstrating economic and technical viability of the GMC. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the GMC or the costs of such recovery. As the GMC does not have established Mineral Reserves, the Company faces higher risks that anticipated rates of production and production costs, such as those provided in this TR, will not be achieved. These risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations at the GMC associated with its production plan.

For more cautionary notes applicable to the Company and the GMC properties, please see Section 24.0 - Cautionary Note on Forward-Looking Statements of this report.

1.8	Permitting & Environmental Conditions

The permitting and environmental framework requirements for GMC are outlined in Section 20.0 of this TR. In addition, a complete list of permits and monitoring processes for GMC are also listed in Section 20.0 of this TR. Great Panther has been working with permitting authorities to expand the capacity of its existing GMC tailings storage facilities (“TSF”). Approval from the environmental permitting authority Secretaría del Medio Ambiente y Recursos Naturales (“SEMARNAT”) for expansion of the GMC TSF (lifts 18 and 19) has been received, subject to also receiving approval by the national water authority, Comisión Nacional del Agua (“CONAGUA”) which is pending. The TSF at the GMC mine, only had sufficient capacity to continue milling operations until December 2021. While the Company continues to proactively engage CONAGUA to expedite the permitting process, the Company decided to place the asset on care and maintenance effective December 31.

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

1.9	Conclusions

An updated Mineral Resource estimate has been prepared by Great Panther under the supervision of the Company’s Qualified Persons for the GMC. The Mineral Resource estimate used industry standard practices and is based on drilling and underground sampling data of adequate quality to meet CIM guidelines. Veins were modelled in three dimensions (3D) including all the information available. Inverse Distance cubed (ID3) estimation technique was used for each of the veins.

1.9.1	Guanajuato
■	The Qualified Persons consider the Guanajuato Mineral Resource estimates presented to conform to CIM standards and definitions for estimating resources, as required under NI 43-101. There are no Guanajuato Mineral Reserve estimates. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.
■	Mineralization occurs in structurally complex multi-generational vein quartz dominated stockwork and breccia zones along the Veta Madre. Structural geology mapping indicates that up to eight cross-cutting breccia events occur with associated precious metal mineralization. Fluid inclusion studies reflect the complex structural history with boiling (indicative event associated with precious metal deposition) occurring from the 2100masl to 1500masl elevations (surface to the deepest levels drilled) in the GMC. The potential to find further mineralization both laterally, and in parallel breccia structures to know precious metal mineralization zones is considered sufficient.
■	Seven mineralized areas (26 block models) comprising the resource models are defined as Cata, Los Pozos, Santa Margarita, Promontorio, Valenciana, and Guanajuatito.
■	If Mineral Resources are developed through drilling or underground sampling in areas with historical mine workings, such as in the Los Pozos / Promontorio area of Guanajuato; they are classified only as Inferred until such work is done to establish the extent of historical mining.
■	Guanajuato contains estimated Measured and Indicated Mineral Resources of 251,666 tonnes above varying US$ NSR full operational cost cut-offs, at an average grade of 250g/t silver and 1.76g/t gold, for a total of 3,235,029 Ag eq oz and 38,059 Au eq oz. This includes Measured Mineral Resources of 166,262 tonnes at an average grade of 255g/t silver and 1.81g/t gold, for a total of 2,185,272 Ag eq oz and 25,709 Au eq oz and Indicated Mineral Resources of 85,404 tonnes at an average grade of 240g/t silver and 1.68g/t gold, for a total of 1,049,757 Ag eq oz and 12,350 Au eq oz. In addition, estimated Inferred Mineral Resources are 220,760 tonnes at an average grade of 225g/t silver and 1.95g/t gold, for 2,776,596 Ag eq oz and 32,666 Au eq oz.
■	For Measured and Indicated Mineral Resources, there is a 41% decrease in contained Ag eq oz over the previous year's estimate. For Inferred Mineral Resources, there is an 54% decrease in contained Ag eq oz over the prior technical report’s estimate.
1.9.2	San Ignacio
■	The Qualified Persons consider the GMC San Ignacio Mineral Resource estimates presented to conform to CIM standards and definitions for estimating resources, as required under NI 43-101. There are no San Ignacio Mineral Reserve estimates. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.
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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

■	The La Luz area structures consist of numerous mineralized fractures in a north-westerly-trending orientation, which extends for a known strike of approximately 8 km long. Historically productive veins on the property include Veta Melladito, and Veta Purisima. Veins identified in the recent Great Panther drilling are the Melladito, Melladito BO, Intermediate, Intermediate 2, Nombre de Dios, Nombre de Dios 1.5, Nombre de Dios 2S, Nombre de Dios 2N, Nombre de Dios 3, Melladito South, Purisima, Purisima BO, Purisima HW, Purisima Int., 700, 711, 740, and Santo Nino. Mineralization is contained within tabular veins, vein stockwork, and breccias. The eighteen veins with structural continuity inferred from surface mapping and diamond drilling from surface, and now with extensive underground development, have been defined up to 2,200 meters along strike and 150 meters down dip.
■	If Mineral Resources are developed in areas with historical mine workings, such as in the Purisima / Melladito South area of San Ignacio they are classified only as Inferred, until such work is done to establish the extent of historical mining.
■	San Ignacio contains estimated Measured and Indicated Mineral Resources of 267,828 tonnes above a US$127.40/tonne NSR cut-off, at an average grade of 145g/t silver and 2.80g/t gold, for a total of 3,302,726 Ag eq oz and 38,856 Au eq oz. This includes Measured Mineral Resources of 202,682 tonnes at an average grade of 148g/t silver and 2.80g/t gold, for a total of 2,523,073 Ag eq oz and 29,683 Au eq oz, and Indicated Mineral Resources of 65,146tonnes at an average grade of 134g/t silver and 2.79g/t gold, for a total of 779,653 Ag eq oz and 9,172 Au eq oz. In addition, estimated Inferred Mineral Resources are 445,217 tonnes at an average grade of 178g/t silver and 2.65g/t gold, for 5,781,944 Ag eq oz and 68,023 Au eq oz. For Measured and Indicated Mineral Resources, there is a 29% decrease in contained Ag eq oz over the previous year's estimate. For Inferred Mineral Resources, there is a 52% decrease in contained Ag eq oz from the prior technical report’s estimate.
1.10	Recommendations

For 2022 a further 23,836 metres of drilling are proposed with 9,263 metres of underground drilling at Guanajuato and at San Ignacio, 5,372 metres of underground and 9,200m of surface drilling, all totalling $2,025,994 (

Table 1.5).

In November 2021, the Guanajuato mine and the Cata processing plant of the Guanajuato Mine Complex were placed on care and maintenance pending the Company’s application for the permits from CONAGUA necessary to extend the tailings dam. Mining activity at the San Ignacio mine has also been suspended while Great Panther continues to proactively engage with CONAGUA in regards to the tailings dam permit and to explore other alternatives to maximize value from the GMC. As a result, the exploration drilling program was also suspended.

Currently, the focus of the integrated Mine Geology and Exploration team is developing the 3D computer models of Guanajuato and San Ignacio, re-evaluating the mineralization, lithology, and alteration models, and combining these with structure, multi-element geochemistry and fluid inclusion data, amongst others. Even at this early stage, the model is indicating key parameters that will be part of the Exploration Model.

Recommendations are that Great Panther continues exploration at Guanajuato and San Ignacio and expands to other prospective areas to define further Mineral Resources to increase production. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

The new 3D Exploration Model, once established, will provide guidance on controls on mineralization zones and identify new areas requiring drill testing improving the exploration focus. Exploration involves core drilling, detailed rehabilitation of old levels, historical data re-evaluation, geological mapping and interpretation, and re-sampling in old-mined areas, and along and down dip of past mining.

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

During 2021 an ongoing drill program at Guanajuato tested Valenciana with 6,402 metres of diamond drilling, 3,082 metres at Guanajuatito, 3,360 metres at Los Pozos, and 1,556 metres at Promontorio. For 2022 it was recommended to drill a further 4,271 metres at Valenciana, 77 metres at Guanajuatito, 3,360 metres at Los Pozos and 1,556 metres at Promontorio for a total drilling cost of US$787,349 (

Table 1.5).

Recommendations are that Great Panther continues exploration at San Ignacio. San Ignacio is a 3,500 metre trend with a complex structural framework. Historically the focus of exploration has been on the Purisima vein that is a northwest splay of the main structure and the Melladito vein system which is composed of multiple sub-parallel veins. Both these vein systems are in the central north of the mining license within a zone of approximately 700 to 1,500 metres strike length. Drilling in 2021 tested extensions to these zones including Nombre de Dios and Santo Niño with positive results. For 2022 the proposed drill program included 5,373 metres of underground diamond drilling and 9,200 metres of surface diamond drilling with a total drill budget of US$1,238,705. In addition to drilling to extend the current resources in the mining areas of Melladito and Purisima, the program also has the objective of testing the extension to the north of mineralization intersected at Santa Nino and along the 900 metre Mexiamora trend to the south. Both these areas remain largely untested and as far as known, do not have any significant underground development. Santo Nino is particularly interesting as it is close (approximately 150 metres) to existing underground development and is shallow.

The estimated budget for this program is US$2,025,994 (Table 1.5).

Table 1.5: 2022 Budget for Proposed Exploration, GMC (San Ignacio and Guanajuato)

Project	Type	Metres	Cost per metre US$	Cost US$
Guanajuato Mine	U/G Drilling, BQ & NQ core (all-in costs)	9,263	$85	$787,349
San Ignacio	U/G Drilling (all-in costs)	5,373	$85	$456,705
	Surface Drilling (all-in costs)	9,200	$85	$781,940
GMC Total		23,836		$2,025,994
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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex
2.0	Introduction
2.1	Terms of Reference

The purpose of this TR is to support Great Panther’s public disclosure related to the Mineral Resource Estimates for Guanajuato and San Ignacio operations only. The Guanajuato Mine Complex is in Guanajuato State, Mexico and comprises the Guanajuato and San Ignacio operations, the GMC processing plant, associated infrastructure, and the exploration projects El Horcon and Santa Rosa. No update is given for the mineral resource at El Horcon (Brown, 2017), and no exploration was done on either the El Horcon or Santa Rosa projects since the effective date of proceeding reports. The GMC processing plant at Guanajuato processes mined mineralization from the San Ignacio and limited ore from Guanajuato.

Great Panther is a publicly traded company listed on the Toronto Stock Exchange and on the NYSE American, engaged in the exploration, development, and production of mineral properties. It is primarily a gold and silver producing company with operating mines in Brazil, including Tucano; and Mexico, including the GMC in the state of Guanajuato (placed in care and maintenance in November 2021) and Topia silver, gold, lead, and zinc mine located in the state of Durango.

In accordance with the definitions set out in NI 43-101, Great Panther is a “producing issuer” and is therefore able to have company personnel complete mineral resource estimates internally. The new Mineral Resource estimates in this report are from Guanajuato and San Ignacio and supersede those for the GMC (Brown & Nourpour, 2020a; Wunder, 2018; Brown, 2017; Brown, 2016; Brown, 2015), Guanajuato (Brown & Nourpour, 2020b; Brown & Sprigg, 2013), and San Ignacio (Brown & Nourpour, 2020c; Waldegger & Brown, 2014; Waldegger, 2012; Smith, 2011).

This TR was prepared by Robert F. Brown, P. Eng., Geological Consultant and Mohammad Nourpour, P. Geo., Resource Geologist for the Company, both are Qualified Persons for Great Panther. The Qualified Persons are responsible for all Sections in this report as set forth on the Date & Signature Page. This TR was prepared in accordance with the following documents published by the Canadian securities’ regulatory authorities:

■	NI 43-101: Standards of Disclosure for Mineral Projects (effective date May 9, 2016).
■	NI 43-101 Companion Policy (NI 43-101CP): Standards of Disclosure for Mineral Projects (effective date February 25, 2016).
■	Form NI 43-101F1: Technical Report (effective date June 30, 2011).
■	Canadian Institute of Mining, Metallurgy, and Petroleum (CIM): Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2019).
■	CIM Definitions Standards (May 2014).

Capitalized terms not otherwise defined in this report shall have the meanings ascribed to them in NI 43-101.

2.2	Effective Date

The effective date of this TR titled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico.” is July 31, 2021. The signature and submission date of the TR is February 28, 2022. There were no material changes to the scientific and technical information on the GMC between the effective date and the signature date of the TR.

2.3	Sources of Information

The primary source of information used in the preparation of this Mineral Resource Estimate and TR are the data, observations and analytical results collected by Great Panther personnel and their consultants related to surface exploration drilling, underground drilling and surface/underground sampling and analytical results as of the effective date of this TR. Other sources of information are listed at the end of this Report in Section 27.0, References. Robert Brown, P. Eng. and Qualified Person, was responsible for all sections of this report and co-responsible for Section 14.0. Mr. Mohammad Nourpour, P. Geo., Resource Geologist and Qualified Person, was co-responsible for Section 14.0 of this Report.

Introduction	2-1 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

2.4	Qualified Persons & Current Personal Inspection

The Qualified Persons responsible for the preparation of the report are Mr. Robert F. Brown, P. Eng., Geological Consultant, and Mr. Mohammad Nourpour, P. Geo., Resource Geologist, both non-independent Qualified Persons for Great Panther.

Geological data review, interpretation, geological modelling, Mineral Resource estimation, Mineral Resource classification, and all other related activities completed in the preparation of this Report were performed under the supervision of the Great Panther Qualified Person.

Mr. Brown has travelled to the GMC on numerous occasions and most recently from July 19-24, 2021 to perform the Qualified Person site visit and inspection as required under NI 43-101. Mr. Nourpour travelled to the GMC from August 20-24, 2019 to perform the Qualified Person site visit and inspection as required under NI 43-101. During the site visit, the Qualified Persons reviewed the accessible underground workings along mineralized horizons and reviewed all relevant data including core logging, splitting, sampling and analytical methods and procedures at the core logging and storage facility as well as verifying the locations of drill holes and reviewing the project property geology and access.

2.5	Language, Currency, & Measurement Standards

Unless otherwise indicated, this TR uses Canadian English spelling, United States of America dollar currency (US$) and System International (metric) units.

Coordinates in this TR are presented in metric units’ meters (m) or kilometers (km), using the Universal Transverse Mercator (UTM) projection (Zone 14N), World Geodetic System 1984 (WGS1984) datum. Elevations are reported as meters above sea level (masl). Block Models and wireframes are created in local grid coordinates.

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex
3.0	Reliance on Other Experts

For certain Sections in this TR (described below in Sections 3.1 and 3.2) the Qualified Person relied on a report, opinion, or statement of another expert who is not a Qualified Person, or internal information provided by Great Panther personnel. In each case, the Qualified Persons disclaims responsibility for such information to the extent of his reliance on such reports, opinions, or statements.

This TR has been compiled in-house by Great Panther personnel, under the supervision of Robert F. Brown, P. Eng., Geological Consultant and Mohammad Nourpour, P. Geo., Resource Geologist, both Qualified Persons for Great Panther. The information, conclusions, opinions, and estimates contained herein are based upon internal information available at the time of writing this TR and assumptions, conditions, and qualifications as set forth in this report.

3.1	Legal Status & Mineral Tenure

Mr. Robert F. Brown, the Qualified Person for Section 4.0 of this TR, has reviewed property title records or mineral rights for the GMC properties and opinions prepared by the Company’s third-party legal counsel (RB abogados, Mexico, Mexico) as of July 31, 2019 and on this basis confirms title in the name of Minera Mexicana El Rosario S.A. de C.V. (100% beneficially owned Mexican subsidiary of Great Panther).

3.2	Environmental Matters

For Section 20.0 of this report, Mr. Robert F. Brown, the Qualified Person for Section 20.0 of this TR, has fully relied upon the work of Guanajuato staff from the Health, Safety, and Environment department who are not qualified persons concerning the environmental, socioeconomic, and permitting matters relevant to this TR. Environmental matters have been summarized from various audits and reviews, and opinions provided by Guanajuato staff to the effective date of this TR.

Reliance on Other Experts	3-1 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex
4.0	Property Description & Location
4.1	Description & Location

The Guanajuato Mine Complex properties are situated north of the City of Guanajuato, Guanajuato State, Mexico, approximately 380 km northwest of Mexico City (see Figure 4.1).

Figure 4.1: Project Location Map

4.2	Mineral Tenure

The properties consist of 50 contiguous and non-contiguous mineral concessions that cover approximately 10,355.39ha in area (see Table 4.1). The claim groups are located at approximately 21° 03' N latitude and 101° 15' W longitude (NAD 27 UTM 265500E, 2327500N). Great Panther holds a 100% interest in the properties through its wholly beneficially owned Mexican subsidiary, MMR.

Great Panther acquired the Guanajuato and San Ignacio tenures, and associated infrastructure, from the Cooperative in 2005. The tenures (Table 4.1) included two main properties (Guanajuato and San Ignacio), a plant, workshops, administration facilities, mining infrastructure, and certain surface rights (real estate). The total purchase price was US$7,250,000 (paid), consisting of staged cash payments to the end of 2006.

The Santa Rosa tenures were bought 100% for US$1,500,000 cash in 2011 by MMR. Since then, several claims staked 100% by MMR have been added to the tenure package.

The El Horcon tenure package was purchased 100% by MMR in 2012 for US$1,000,000 cash.

For display and description purposes, the claims have been subdivided into the Guanajuato, San Ignacio, El Horcon and Santa Rosa areas as illustrated on Figure 4.2 and as listed in Table 4.1. Updates for El Horcon and Santa Rosa are not included in this TR.

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

The mineral concessions that comprise the Great Panther holdings at Guanajuato and San Ignacio are presented in Figure 4.3 and Figure 4.4 respectively. Claim boundaries have been legally surveyed.

Table 4.1: Mineral Concessions that comprise the Great Panther holdings at the GMC

Mineral Concessions	Title No.	Hectares	Date of Record (31/07/2021)	Expiration Date (31/07/2021)
Guanajuato
La Victoria	168162	28.7718	2/3/1981	1/3/2031
Cata	168163	91.604	2/3/1981	1/3/2031
Esperanza	168164	47.489	2/3/1981	1/3/2031
Valenciana	168165	91.9428	2/3/1981	1/3/2031
Rayas	168167	88.6727	2/3/1981	1/3/2031
1ra. Ampliacion de Esperanza	168169	8.9073	2/3/1981	1/3/2031
Primera Ampl. de Valenciana	168170	97.3097	2/3/1981	1/3/2031
El Borrego	168171	24	2/3/1981	1/3/2031
El Progreso	180370	30.8635	25/03/1987	24/03/2037
El Promontorio	180371	10.3232	26/03/1987	25/03/2037
El Caliche	233320	7.8465	10/2/2009	9/2/2059
Animas o Espiritu Santo	233312	4.14	23/05/1930	4/2/2059
San Vicente	233311	3.0552	5/2/2009	4/2/2059
Pipichagua	160650	6	10/10/1974	9/10/2024
Nueva Seguridad	160674	27	10/10/1974	9/10/2024
La Guadalupana	161526	16	25/04/1975	24/04/2025
Socavon de La Fe	189664	15	5/12/1990	4/12/2040
El Zapote	214890	80.7106	4/12/2001	3/12/2051
El Triangulo	229058	0.1237	28/02/2007	27/02/2057
San Ignacio
San Francisco de Pili	168161	97.2871	2/3/1981	1/3/2031
Purísima Conception	168166	66	2/3/1981	1/3/2031
San Pedro Gilmonene	168168	72.1458	2/3/1981	1/3/2031
San Francisco de Asis	169359	6.8808	11/11/1981	10/11/2031
La Chuparrosa	169360	1.2	11/11/1981	10/11/2031
San Antonio	177934	49	29/05/1986	28/05/2036
Primera Ampl. de San Antonio	215568	32.1847	5/3/2002	4/3/2052
Robledo	191436	49.486	19/12/1991	18/12/2041
Primera Ampliacion de Sirio	192176	24	19/12/1991	18/12/2041
El Horcon
Ampl. San Ignacio de Loyola	214853	420	4/12/2001	3/12/2051
La Perlita I	215054	226.7442	7/2/2002	6/2/2052
La Perlita Frac. I	215055	280.8344	7/2/2002	6/2/2052
La Perlita Frac. II	215056	181.3383	7/2/2002	6/2/2052
Comanja	215375	99.927	19/02/2002	18/02/2052
Ana Camila	222078	700	7/5/2004	6/5/2054
Ana Camila I	224984	100	6/7/2005	5/7/2055
Horcon 1	225451	222.9318	8/9/2005	7/9/2055
Horcon 2 Fracción I	225467	1222.0977	9/9/2005	8/9/2055
Horcon 2 Fracción II	225468	15	9/9/2005	8/9/2055
Horcon 3 Fracción I	226421	33.183	17/01/2006	16/01/2056
Horcon 3 Fracción II	226422	6.2134	17/01/2006	16/01/2056
Horcon 4 Fracc. II	228453	10	22/11/2006	21/11/2056
Horcon 4 Fracc. III	228454	2.2936	22/11/2006	21/11/2056
Horcon 4 Fracc. IV	228455	0.1251	22/11/2006	21/11/2056
Horcon 4 Fracc. V	228456	0.0205	22/11/2006	21/11/2056

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Mineral Concessions	Title No.	Hectares	Date of Record (31/07/2021)	Expiration Date (31/07/2021)
Santa Rosa
Canada de la Virgen	214875	30.0	4/12/2001	3/12/2051
Jardin de Oro	243423	4,213.0	3/10/2014	2/10/2064
Reducción Salaverna	219875	178.8078	29/04/2003	22/05/2050
Reducción Salaverna Norte 1	217140	1187.0675	18/06/2002	15/01/2048
Clavellina	211241	120	18/04/2000	17/04/2050
Nuevo Guerrero	186242	27.8617	22/03/1990	21/03/2040
Total		10,355.39

Figure 4.2: GMC Mineral Concession groups

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Figure 4.3: Mineral Concessions, Guanajuato

Figure 4.4: Mineral Concessions, San Ignacio

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4.3	Surface Rights

The GMC tailings disposal area and the San Ignacio waste rock dump are contained within the property boundaries in areas where the Company holds surface rights (Figure 4.5).

Surface rights owned by the Company are limited to blocks of ground over the present underground development (new roads, mine rock dumps, and surface infrastructure). Surface access is negotiated with various individual owners. There are no known environmental liabilities associated with the mineral claims.

Surface rights for the GMC operations are presented in Figure 4.5.

Figure 4.5: Surface rights and tailings disposal location

4.4	Agreements & Encumbrances

The major agreements and contracts for GMC are listed in Section 19.2 of this TR. There are no encumbrances related to the GMC as of the effective date of this TR.

4.5	Mining Royalties & Taxes

Mexican taxes on mineral claims are due bi-annually in January and July (the Company is up to date), and assessment must be filed annually each May (the Company is up to date).

MMR pays 0.5% of the silver and gold sales related to the GMC to the Minister of the Economy (Secretaria de Economia). As well, there is a 2% royalty over Reduccion Salverna, title #219875, Reduccion Salverna Norte 1, title # 217140, Clavellina, title # 211241, and Nuevo Guerro, title # 186242.

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

4.6	Environmental Liabilities

There are no known environmental liabilities associated with the GMC as of the effective date of this TR other than the provision recognized in the Company’s Annual Financial Statement for the estimated present value of future reclamation and remediation. This value comprises the provision associated with the Cata plant, TSF area and related infrastructure of the GMC, as well as the provision for Guanajuato and San Ignacio mines.

4.7	Permitting

As of the effective date, all permits are in-place to allow exploration and exploitation at Guanajuato and San Ignacio and are summarized in Section 20.0 of this TR. By November the Company had not been granted a permit from the Comisión Nacional del Agua ("CONAGUA") to expand the TSF at the GMC mine, which only had sufficient capacity to continue milling operations until December 2021. While the Company continues to proactively engage CONAGUA to expedite the permitting process, the Company decided to place the asset on care and maintenance effective December 31, 2021.

4.8	Other Significant Factors & Risks that May Affect Access, Title, or the Right or Ability to Perform Work on the Property

Other than metal price fluctuations, there are no other known significant factors or risks that are expected to affect access, title or right or ability to perform work at the GMC as of the effective date of this TR.

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5.0	Accessibility, Climate, Local Resources, Infrastructure, & Physiography
5.1	Accessibility

Refer to Figure 5.1 for a map of regional access for the GMC.

Figure 5.1: Regional access for the GMC

The Guanajuato property is located approximately 380 km by road northwest of Mexico City and is situated along the north-eastern side of the city of Guanajuato. The property is accessible via city streets. The municipality of Guanajuato has a population of approximately 184,239 (2015 census) and is located approximately 50 km, by road, from the Guanajuato International Airport (Del Bajío international airport at León), Mexico. The mine area is easily accessible from major population centers in central Mexico via a system of modern roads. The San Ignacio property is located approximately 8 km northwest of the City of Guanajuato, in Guanajuato State, Mexico, and is accessed via a 35-minute drive from the outskirts of the city, mostly by paved road through the towns of Santa Ana and Cristo Del Rey.

5.2	Climate

The Guanajuato area has a dry climate with annual mean temperature of 25°C, however, winters can be cool, with lows approaching 0°C. Annual precipitation averages approximately 600mm which generally falls between June and October. The exploration and mining work can be conducted year-round uninterrupted by weather.

A summary of the historical climate data for Guanajuato City, as compiled over 60 years on the www.weatherbase.com website, is presented in Figure 5.2. Mean daylight hours were compiled over a 30-year period.

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Figure 5.2: Historical Guanajuato City climate data

Source: www.weatherbase.com website

5.3	Local Resources & Infrastructure

Most of the supplies and labour required for the exploration programs were sourced from the cities of Guanajuato or León. The area has a long history of mining, and there is an ample supply of skilled personnel and the surface facilities enough for a mining operation. In Guanajuato, energy, water, waste disposal services are well established. The GMC also includes ancillary infrastructure for senior management, technical services, assay laboratory, warehousing, finance, and other administrative services, and are located adjacent to the Cata processing plant. There are other smaller mine buildings located at San Vicente.

The Company has negotiated surface rights sufficient for mining operations at San Ignacio. Grid power is available to the property, and some buildings and storage sheds exist on site at the old San Ignacio shaft. New surface facilities near the ramp (within the last five years) include roads, a mechanical shop, an electrical substation, diesel storage, waste dumps, and security facilities.

Electrical Power for the GMC is provided by the Federal Electricity Commission (CFE Comision Federal de Electricidad) which is owned by the Mexican Government. There is one power transmission line (13,200V) that provide the electrical power supply for the plant and mine. At Guanajuato, there are eight electrical substations of different capacities, including two compact substations, one for the Cata shaft hoist and Cata compressors. There are seven transformers with different capacities, two of 1500KVA, one of 600KVA, three of 500KVA and one of 225KVA. At San Ignacio, there are four electrical substations of different capacities, including a substation for the compressor’s operation. There are four transformers with different capacities, one of 1500KVA, one of 900KVA, one of 600KVA and one of 75KVA. Water for the operations comes from storage in historical underground workings.

5.4	Physiography

Guanajuato is located within the Central Plateau of Mexico in the Sierra Guanajuato Mountains. The terrain is moderately rugged, with elevations on the property ranging from 1,600 to 2,200 masl. Hillsides are deeply incised by drainage and slopes are moderately to extremely steep. Vegetation consists of grasses, small trees, shrubs, and cacti. Larger trees grow in the valley bottoms where there is more water.

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San Ignacio is characterized by rolling hills with small-incised drainages, which generally provide windows through thin soil cover to bedrock exposures. Two small villages (San Pedro and Mexiamora) are located within the property, as are several other isolated homes and small farms. Some of the property is underlain by cultivated land on which local farmers grow corn.

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex
6.0	History
6.1	Ownership & Development History
6.1.1	Guanajuato

Exploration in the Guanajuato mining district dates to 1548 when silver mineralization was first discovered in the La Luz area by Spanish colonists. Two years later an outcrop of the Veta Madre was found on what is now the Rayas mineral claim. Mining took place on a relatively small scale until the early 1700s when application of explosives for tunnelling resulted in a significant increase in productive capacity. In the latter portion of the 18th century, Antonio Obregón y Alcocer financed the discovery and development of the Valenciana Mine (within the present Valenciana mineral claim). This mine became one of the premier silver mines in the world, at the time accounting for a third of global annual silver production. The Spanish controlled mining in the district until 1816 when mining ceased, and all production facilities were destroyed during the Mexican War of Independence. The Valenciana Mine was reopened in 1868 with British capital. The British interests ran the mines for ten years but did not enjoy much success, losing a considerable amount of money. Operations at that time were hampered by a lack of rail facilities and the necessity for hauling heavy equipment from the coast by mule. Mining production declined during the early 1900s due to low metal prices. At that time, American interests acquired and reopened many of the mines. Old ore dumps and tailings were reprocessed to extract gold and silver using the newly discovered cyanide process; however, the onset of the Civil War in 1910 severely curtailed mining activity in the country, resulting in a decades-long slump in production.

By the mid-1930s, demands for higher pay and better working conditions resulted in the mines being turned over to the Sociedad Cooperativa Minera Metalurgica Santa Fe de Guanajuato (the Cooperative) in 1939. The Cooperative operated several mines in the district throughout the latter half of the 20th century and into the 2000s. Great Panther acquired Guanajuato from the Cooperative in 2005.

Currently, the major assets and facilities associated with Guanajuato are:

■	Silver-gold deposits within the Veta Madre trend
■	The physical plant site including crushing, grinding, flotation and dewatering, the tailings storage facility, mine shafts and associated facilities, coarse ore bin, main ventilation fan, workshops, warehouses, administration buildings and dry facilities
■	Facilities providing basic infrastructure to the mine, including electric power from the national power grid and water supply from mine workings. The Cata plant site is served by community provided services such as water and sewerage
■	Underground infrastructure including mine shafts, ramps, ventilation raises, maintenance shops, and mobile equipment fleet
■	Access by paved roads to the plant and unsealed roads to the tailing’s facility
6.1.2	San Ignacio

Exploration in the Guanajuato mining district dates to 1548, when silver mineralization was first discovered in La Luz area by Spanish miners on their way to find their fortune on the newly discovered bonanza veins in the Mexican state of Zacatecas. Historical documentation has indicated that mining activity on the La Luz vein system has passed through numerous “boom and bust” cycles. No mining records remain of work undertaken in the area from 1548 until 1793. Research by Great Panther geologists has turned up a few maps post-dating 1793, depicting the development and mining from several shafts and adits.

The Cooperative amassed what is now the San Ignacio property.

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On the San Ignacio property, there are twelve known historical workings including major shafts at San Ignacio, Purisima, Pili, and San Jose de Gracia. No production figures for these workings are available except for those relating to the mining by the Cooperative from the San Ignacio shaft. Cooperative records from 1977 to 2001 indicate that 617,455 tonnes at a grade of 113g/t Ag and 1.01g/t Au were extracted from the San Ignacio shaft along the Purisima vein structure, at an average rate of 85t/d. As there was no processing facility at San Ignacio, ore was trucked back to Guanajuato plant in the main GMC, approximately 20 km by road.

Great Panther began underground development at San Ignacio in late November 2013 using a surface portal and ramping to access both the Intermediate and Melladito veins. Ore continues to be trucked by road to GMC plant.

6.2	Exploration

Table 6.1 summarizes the Company’s GMC drilling to date at Guanajuato and San Ignacio.

Table 6.1: Summary of Great Panther drilling at Guanajuato & San Ignacio

Year	GUANAJUATO		SAN IGNACIO		SUBTOTAL
	No. of Drill Holes	Total Depth	No. of Drill Holes	Total Depth	No. of Drill Holes	Total Depth
		(m)		(m)		(m)
2005	8	1,567.3	0	-	8	1,567.3
2006	44	6,388.1	0	-	44	6,388.1
2007	65	10,148.0	0	-	65	10,148.0
2008	61	8,214.9	0	-	61	8,214.9
2009	32	1,559.4	0	-	32	1,559.4
2010	125	17,565.0	5	2,294.0	130	19,859.0
2011	158	22,752.8	56	16,878.5	214	39,631.3
2012	189	29,295.9	43	9,556.3	232	38,852.2
2013	160	26,324.2	13	1,143.6	173	27,467.8
2014	138	12,559.0	27	3,832.1	165	16,391.1
2015	108	12,219.0	34	4,739.4	142	16,958.4
2016	34	7,042.2	43	9,029.7	77	16,071.9
2017	77	13,603.8	102	22,165.0	179	35,768.8
2018	75	9,968.1	53	11,722.4	128	21,690.5
2019	123	8,792.8	75	10,721.1	198	19,513.9
2020	114	12,102.5	72	10,157.7	186	22,260.2
2021¹	71	6,542.9	42	8,604.5	113	15,147.4
Total	1,582	206,645.9	565	110,844.3	2,147	317,490.2

Note:

1.	Drilling to July 31, 2021
6.2.1	Guanajuato

The Cooperative conducted limited surface and underground diamond drilling on Guanajuato. The authors have been informed through personal communication that the drill core from these holes no longer exists, although the logs and assays from these holes are available in the Mine Geology Department at the Cata mine site in Guanajuato and in electronic format. The Cooperative data was not included in the resource estimate. A Qualified Person has not done sufficient work to classify historical estimates as current Mineral Resources.

At Guanajuato, the Company has drilled 1,582 holes totalling 206,645.9 metres. Between the last TR effective date (July 31, 2020) to July 31, 2021 the Company has drilled 133 holes totalling 14,277.5 metres.

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

6.2.2	San Ignacio

The Cooperative initiated diamond drilling on the San Ignacio property in 1979 with drilling from underground workings at the San Ignacio shaft. Holes from surface were drilled sporadically during the period from 1982 until 1990 and focused on a vein system parallel to, and to the east of, the mineral resource in this report. The authors have been informed through personal communication that the drill core from these holes no longer exists, although the logs and assays from these holes are available in the Mine Geology Department at the Cata mine site in Guanajuato and in electronic format. The Cooperative data was not included in the resource estimate.

At San Ignacio, the Company has drilled 565 holes totalling 110,844.3m. Between the last TR effective date (July 31, 2020) to July 31, 2021 the Company has drilled 74 holes totalling 14,455.5m.

6.3	Historical & Recent Mineral Resource & Reserve Statements

There are no known historical Mineral Resources or Mineral Reserves (before the Company’s involvement) for GMC. A summary of the recent Mineral Resource estimates for the property are presented in Table 6.2 (Guanajuato) and Table 6.3 (San Ignacio). A Qualified Person has not done sufficient work to classify the below historical estimates as current Mineral Resources. As such, Great Panther is not treating the below estimates as current Mineral Resource estimates and the Qualified Persons have not done sufficient work to classify recent estimates as current Mineral Resource estimates. Historical estimates should not be relied on and are presented for reference only.

Table 6.2: Recent Mineral Resources & Reserve Estimates, Guanajuato

Effective Date	Company	Class	Tonnes	Au g/t	Ag g/t	Method	Cut off
5/31/2009	Wardop Engineering Inc	Indicated	351,995	1.19	359	ID2	US$37.50
		Inferred	24,233	0.98	296
1/31/2011	Scott Wilson Roscoe Postle Associates Inc.	Measured	188,000	1.64	306	ID3	136 g/t Ag eq
		Indicated	211,000	2.55	270
		M&I	399,000	2.12	287
		Inferred	212,000	4.39	106
1/31/2012	Robert F. Brown	Measured	275,800	2.21	264	ID3	Measured and Indicated Mineral Resources are estimated at a cut-off grade of 50 g/t Ag eq. For Inferred: cut-off grades are 145, 115, 150 and 180g/t Ag eq for Cata, Pozos, SM and GTTO
		Indicated	232,600	2.66	122
		M&I	508,500	2.41	199
		Inferred	223,200	2.1	221
7/1/2013	Robert F. Brown & Linda Sprigg	Measured	362,000	1.82	179	ID3	Measured Mineral Resources are estimated at a cut-off grade of 50g/t Ag eq. Inferred Mineral Resources are reported at area-specific cut-offs as follows: Cata 176 g/t Ag eq, Guanajuatito 164g/t Ag eq, Pozos 178g/t Ag eq, San Cayetano 169g/t Ag eq, Santa Margarita 166g/t Ag eq, Valenciana 167g/t Ag eq and Promontorio 166g/t Ag eq.
		Indicated	142,600	1.22	163
		M&I	504,700	1.65	174
		Inferred	433,900	2.32	140
7/31/2014	Robert F. Brown	Measured	184,530	3.24	309	ID3	Ag eq cut-off for Cata 248g/t, Pozos 260g/t, Guanajuatito 352g/t, Santa Margarita 274g/t, Valenciana 360g/t, Promontorio 260g/t, San Cayetano 274g/t.
		Indicated	36,017	2.2	335
		M&I	220,546	3.07	313
		Inferred	163,583	3.37	101
7/31/2015	Robert F. Brown	Measured	90,365	1.81	285	ID3	US$74 per tonne Cut-off
		Indicated	59,352	1.04	245
		M&I	149,716	1.5	269
		Inferred	135,571	2.3	151
7/31/2016	Robert F. Brown	Measured	114,695	1.53	264	ID3	Cut-offs are based on the marginal operating costs per mining area being US$76/tonne for Cata, US$85/tonne for Santa Margarita / San Cayetano, US$72/tonne for Los Pozos, US$66/tonne for Guanajuatito, and US$74/tonne for Valenciana
		Indicated	36,480	1.19	216
		M&I	151,175	1.45	253
		Inferred	147,327	2.13	129

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex
Effective Date	Company	Class	Tonnes	Au g/t	Ag g/t	Method	Cut off
8/31/2017	Matthew C. Wunder	Measured	170,978	1.50	227	ID3	Cut-offs are based on the marginal operating costs per mining area being US$76/tonne for Cata, US$70/tonne for Santa Margarita / San Cayetano, US$68/tonne for Los Pozos, US$93/tonne for Guanajuatito, and US$80/tonne for Valenciana / Promontorio.
		Indicated	43,929	1.25	215
		M&I	214,907	1.45	224
		Inferred	158,846	2.04	136
7/31/2019	Robert F. Brown & Mohammad Nourpour	Measured	256,260	1.72	206	ID3	Cut-offs are based on full operating costs per mining area being US$113/tonne for Cata, US$75/tonne for Santa Margarita / San Cayetano, US$77/tonne for Los Pozos, US$124/tonne for Guanajuatito, and US$197/tonne for Valenciana and US$60/tonne for Promontorio.
		Indicated	87,476	1.62	199
		M&I	343,736	1.69	204
		Inferred	208,609	2.32	168
7/31/2020	Robert F. Brown & Mohammad Nourpour	Measured	296,139	1.63	253	ID3	Cut-offs are based on full operating costs per mining area being US$115/tonne for Cata, US$115/tonne for Santa Margarita / San Cayetano, US$89/tonne for Los Pozos, US$100/tonne for Guanajuatito, and US$102/tonne for Valenciana and US$125/tonne for Promontorio.
		Indicated	147,814	1.65	241
		M&I	433,953	1.64	249
		Inferred	460,174	2.07	220

Table 6.3: Recent Mineral Resources & Reserve Estimates, San Ignacio

Effective Date	Company	Class	Tonnes	Au g/t	Ag g/t	Method	Cut off
8/30/2011	Janelle Smith	Inferred	611,000	2.05	127	Ordinary Kriging	Base case cut-off grade of 118g/t silver equivalent, with a 50:1 ratio of silver to gold value.
3/31/2012	Michael Waldegger	Inferred	826,000	2.28	121	Ordinary Kriging	Base case cut-off grade of 125g/t silver equivalent, with a 60.8:1 ratio of silver to gold value.
4/6/2014	Robert F. Brown & Michael Waldegger	Indicated	103,000	3.54	165	ID3	Base case cut-off grade of 125g/t silver equivalent, with a 60:1 ratio of silver to gold value.
		Inferred	737,000	2.04	115
7/31/2014	Robert F. Brown	Indicated	180,300	3.03	173	ID3	US$100 per tonne Cut-off.
		Inferred	787,700	3.26	160
7/31/2015	Robert F. Brown	Measured	249,810	3.39	151	ID3	US$74 per tonne Cut-off.
		Indicated	110,542	2.79	133
		M&I	360,352	3.20	145
		Inferred	770,950	2.76	138
7/31/2016	Robert F. Brown	Measured	408,327	2.88	116	ID3	Cut-offs are based on the marginal operating costs per mining area being US$57/tonne.
		Indicated	133,398	2.56	106
		M&I	541,725	2.80	114
		Inferred	645,318	2.15	121
8/31/2017	Matthew C. Wunder	Measured	801,468	3.09	142	ID3	Cut-offs are based on the marginal operating costs per mining area being US$71/tonne.
		Indicated	196,949	2.68	215
		M&I	998,417	3.01	141
		Inferred	573,431	2.44	130
10/31/2019	Robert F. Brown & Mohammad Nourpour	Measured	314,863	3.06	156	ID3	Cut-offs are based on full operating costs per mining area being US$100/tonne.
		Indicated	71,554	2.87	173
		M&I	386,417	3.03	159
		Inferred	501,870	2.69	149
7/31/2020	Robert F. Brown & Mohammad Nourpour	Measured	314,802	2.64	142	ID3	Cut-offs are based on full operating costs per mining area being US$100/tonne.
		Indicated	73,096	2.19	144
		M&I	387,898	2.56	142
		Inferred	992,835	2.33	169

History	6-4 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

6.4	Production History

Production achieved by Great Panther to the end of July 2021 for the GMC is summarized in Table 6.4 below. Blending of the Guanajuato and San Ignacio material began in July 2016 and the processing (milling) of the blended ore continues to date. Guanajuato presently produces from limited stoping of remnants and mining of ore drives. Overall Great Panther has produced 3,240,890 tonnes containing 14,883,740 oz silver and 178,279 oz gold. During the effective period of this report, August 1, 2020 to July 31, 2021, GMC produced 163,012 tonnes grading 120g/t silver and 1.53g/t gold, at a rate of 514 tonnes per operating day.

The Company made decisions to enter into production at Guanajuato and San Ignacio without having completed final feasibility studies. Accordingly, the Company did not base its production decisions on any feasibility studies of Mineral Reserves demonstrating economic and technical viability of the GMC. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from GMC or the costs of such recovery. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from GMC or the costs of such recovery. As GMC does not have established Mineral Reserves, the Company faces higher risks that anticipated rates of production and production costs, such as those provided in this Technical Report, will not be achieved. These risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations at GMC associated with its production decision.

Table 6.4: Production Summary, GMC

Year	Tonnes Mill/Mine GTO	Tonnes Mill/Mine San Ignacio	Tonnes (milled)	Ag (oz)	Au (oz)
2006	86,111	-	86,111	105,480	988
2007	203,968	-	203,968	521,225	3,794
2008	155,079	-	155,079	848,083	5,488
2009	138,517	-	138,517	1,019,751	6,748
2010	144,112	-	144,112	1,019,856	6,619
2011	169,213	-	169,213	959,490	7,515
2012	174,022	-	174,022	1,004,331	10,350
2013¹	220,463	1,082	221,545	1,079,980	15,063
2014¹	213,658	54,154	267,812	1,239,009	15,906
2015¹	180,691	129,253	309,944	1,708,061	21,126
2016¹	136,349	183,694	320,043	1,473,229	21,626
2017¹	131,335	185,475	316,810	1,386,964	21,501
2018¹	88,364	212,650	301,014	1,096,757	19,073
2019¹	7,610	179,886	187,610	590,781	11,588
2020¹	33,248	119,560	151,001	520,903	6,779
2021¹²	29,225	65,168	94,089	309,840	4,115
Totals	2,111,965	1,130,922	3,240,890	14,883,740	178,279

Source: Great Panther Annual reports for 2006 to 2020 inclusive

1.	2006-2015 reported figures reflect tonnes milled, 2016-2021 reported figures reflect tonnes mined which has a small discrepancy to tonnes milled.
2.	2021 details from production records to July 31, 2021
6.4.1	Guanajuato

Mine development by Great Panther commenced in October 2006. Production from Guanajuato is tabulated from production records from 2006 to July 31, 2021 (see Table 6.5) and totals 2,111,965 tonnes grading 190g/t Ag and 1.60g/t Au. Blending of the Guanajuato and San Ignacio ore began in July 2016 and the processing (milling) of the blended ore has continued to the present. From August 1, 2020 to July 31, 2021, Guanajuato produced 46,910 tonnes grading 173g/t silver and 1.18g/t gold, at a rate of 148 tonnes per operating day.

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Table 6.5: Production Summary, Guanajuato

Year	Tonnes	Ag (g/t)	Au (g/t)
2006	86,111	58	0.55
2007	203,968	109	0.82
2008	155,079	198	1.32
2009	138,517	277	1.75
2010	144,112	247	1.57
2011	169,213	199	1.52
2012	174,022	199	2.02
2013	220,463	169	2.31
2014	213,658	169	1.92
2015	180,691	224	1.75
2016	136,349	221	1.68
2017	131,335	206	1.47
2018	88,364	187	1.52
2019	7,610	251	0.99
2020	33,248	174	1.26
2021¹	29,225	177	1.23
Total	2,111,965	190	1.60

Note:

1.	2021 details from production records to July 31, 2021
6.4.2	San Ignacio

Great Panther has recovered material from low-grade surface stockpiles (San Jose de Gracia shaft area) on the San Ignacio property and processed it in the GMC plant. A total of 10,252 tonnes averaging 0.42g/t Au and 61g/t Ag were processed since the start of the campaign in March 2011 ending in March 2012. Mine development by Great Panther commenced in October 2013. Production from San Ignacio is tabulated from production records from late 2013 to July 31, 2021 (see Table 6.6) and totals 1,130,922 tonnes grading 116g/t Ag and 2.62g/t Au. Blending of the Guanajuato & San Ignacio began in July 2016 and the processing (milling) of the blended ore has continued to the present.

Table 6.6: Production Summary, San Ignacio

Year	Tonnes	Ag (g/t)	Au (g/t)
2013	1,082	121	2.11
2014	54,154	129	2.49
2015	129,253	147	3.19
2016	183,694	120	2.99
2017	185,475	115	3.11
2018	212,650	105	2.57
2019	179,886	110	2.31
2020	119,560	110	1.75
2021¹	65,168	92	1.74
Total	1,130,922	116	2.62

Note:

1.	2021 details from production records to July 31, 2021

From August 1, 2020 to July 31, 2021, San Ignacio produced 116,102 tonnes grading 98g/t silver and 1.67g/t gold, at a rate of 484 tonnes per operating day.

History	6-6 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex
7.0	Geological Setting and Mineralization
7.1	Regional Geology

The GMC is in the Guanajuato Mining District, which is in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanic and volcaniclastic rock (66 Ma to present) located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt.

Rocks within the Mesa Central consist of a Paleocene to Pliocene sequence of dacite-rhyolite, andesite, and basalt, (66 Ma to present), with related intrusive bodies and intercalated local basin fill deposits of coarse sandstones and conglomerates. This Cenozoic volcanic-sedimentary sequence overlies a package of deformed and weakly metamorphosed Mesozoic submarine mafic volcanic and turbidite rocks.

Within the Mesa Central, the GMC is situated within the Sierra de Guanajuato, a northwest-trending anticlinal structure approximately 100 km long and 20 km wide (see Figure 7.1). The strata within the belt are transected by northwest, north, east-to-west, and northeast-trending regional scale faults. It is predominantly the northwest-trending structures that control the position of mineralization. Normal fault movement along northeast-trending faults resulted in the downward displacement of certain blocks and the preservation of strata that was eroded in other areas. The northwest faults and structural intersections along these faults are therefore important locators of mineral camps within the belt.

Cretaceous volcanic rocks (145 Ma - 79 Ma) of La Luz Basalt underlie the San Ignacio property. These rocks are part of a volcanic-sedimentary complex that has various tectonic interpretations, but in general preserves a tectonic history though to be related to a north-eastward tectonic thrust event. By contrast, much of the area to the south (e.g., in and around Guanajuato property) is underlain by a series of Tertiary volcanic rocks that lie unconformably on top of the La Luz Basalt. The lower Guanajuato Conglomerate is widespread and is of mid-Eocene to early Oligocene (41.2 Ma - 27.82 Ma). Later volcanic rocks were deposited unconformably on the Guanajuato conglomerate in a caldera setting at the intersection of regional northeast and northwest mid-Oligocene extensional fracture systems.

Three main northwest-trending precious metal-bearing vein systems occur in the district as follows: The Sierra, Veta Madre, and La Luz systems (see Figure 7.1).

The low sulphidation epithermal system deposit characteristics encountered in the Rayas, Cata, Valenciana, Guanajuatito, Pozos, Promontorio, and Santa Margarita zones in the Guanajuato mine are:

■	Quartz-adularia vein / breccia system
■	Shear controlled
■	Vertical extension over 700m
■	Native Silver
■	Electrum
■	Sulphides and Ag-sulphides
■	Sulphosalts
■	Quartz and calcite
■	accessory pyrite, galena, sphalerite, and chalcopyrite
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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

San Ignacio includes low sulphidation epithermal system deposits characterized by:

■	quartz-calcite vein / breccia system
■	shear controlled
■	vertical extension 200m
■	silver (acanthite and pyrargyrite), gold (electrum)
■	very low sulphide content (pyrite)

Figure 7.1: Guanajuato regional geology

Source: modified from Servicio Geologico Mexicano, 1998. Carta Geologico-Minera, Guanajuato F14-C43, & Servicio Geologico Mexicano, 1999. Carta Geologico-Minera, Guanajuato F14-C42 1: 50,000 regional geology maps

7.2	Local & Property Geology

The Guanajuato Mining District is underlain by Mesozoic marine sediments and predominantly mafic submarine lava flows, (252 Ma - 66 Ma), of the Luz and Esperanza Formations, which are weakly metamorphosed and intensely deformed. This basal sequence is cut by a variety of intrusive bodies ranging in composition from pyroxenite to granite with tonalitic and dioritic intrusive being the most volumetrically significant.

7.2.1	Guanajuato

At Guanajuato, Cenozoic volcanic and volcanogenic sediments unconformably overlie the Mesozoic basement rocks. In the area, the oldest Cenozoic unit is the Paleocene Comanja granite, (66 Ma - 56 Ma), this was followed by the Eocene extrusion of andesite (56 Ma - 33.9 Ma) which was sporadically deposited and contemporaneous with the deposition of the Guanajuato conglomerate in localized grabens. The Guanajuato conglomerate underlies an unconformity beneath a sequence of felsic to mafic volcanic rocks that consist of Oligocene ignimbrites, lava flows and domes (33.9 Ma - 23 Ma). The local area geology is shown on Figure 7.2.

Geological Setting and Mineralization	7-2 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

The country rocks are transected by numerous faults which host precious metal-bearing veins, stockworks and breccia. The veining and mineralization is early Oligocene in age and hence contemporaneous with the eruption of felsic - intermediate volcanic rocks. The primary strike direction of the faults which host the mineralized veins is northwest. Of lesser significant are the north-south, east-west, and northeast orientations. Principal fault systems in the Guanajuato camp are the La Luz, Sierra, and Veta Madre as displayed on Figure 7.1. The Veta Madre hosts the Mineral Resource that is the subject of this report. The Veta Madre structure is traceable for 25 km through the district. It strikes northwest southeast and dips at ~45 degrees to the southwest. A longitudinal section along the plane of the main productive portion of the Veta Madre is shown as Figure 7.3.

Figure 7.2: Local geology, Guanajuato

Source: modified from Servicio Geologico Mexicano, 1998. Carta Geologico-Minera, Guanajuato F14-C43, 1: 50,000 regional geology map.

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Figure 7.3: Long section along the plane of the Veta Madre, Guanajuato

7.2.2	San Ignacio

The San Ignacio property is underlain by a monotonous package of basalt (Kbas) and andesite (Kanlf) volcanic rocks belonging to the lower Cretaceous La Luz andesite (Randall R. et al., 1994; Stewart, 2006; Baker, 2012). The basalt generally has subtle to well-developed pillow structures that are locally flattened. In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass. Primary layering and tops-up indicators are generally difficult to determine from the small outcrops typical of the property, but according to Stewart (2006), the San Ignacio property stratigraphy is not overturned.

Andesite is generally massive to locally feldspar-phyric to laminated (very rarely) and was probably formed by accumulation of a series of extrusive flows and ash falls.

Locally, these volcanic rocks have interbeds composed of sandstone, siltstone, or fine, pale ash layers (generally sericite-quartz). A more coarse-grained felsic (possibly dacite) unit is exposed northwest of the San Jose mine in the southern part of the property. Where observed, bedding is generally shallowly dipping.

The mapped distribution of basalt and andesite units is consistent with a lower unit of pillowed basalt, overlain and broadly in-folded with andesite. Although Stewart (2006) mapped mostly basalt across the San Ignacio property, he also reported that the stratigraphy east of Guanajuato generally consists of a lower pillowed basalt unit overlain by varied andesite volcanic rocks, so it is likely that similar stratigraphy is present at San Ignacio.

The mapped distribution of basalt and andesite units is consistent with open, shallowly plunging, property-scale folding.

Two types of dykes are present on the property, and both are quite rare. In the northern part of the property, a few fine-grained mafic dykes are exposed and preserve foliation and fractures like the host volcanic rocks, so these dykes are probably quite early. Fine-grained felsic dykes occur locally near the Veta Nombre de Dios structure and are generally moderately silicified with minor fine-grained pyrite.

The interpreted property geology map is presented in Figure 7.4.

Geological Setting and Mineralization	7-4 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Figure 7.4: Local geology, San Ignacio

258,000mE
259,000mE
260,000mE
2,329,000mN
2,328,000mN
2,327,000mN
2,326,000mN
N
Mine
Shaft
Cata
Hundido
Planta Beneficio
Robbin
Socavon
Veinlet
Fracture
VEIN
In-situ
Inferred
FAULT
Normal inferred
Normal in-situ
ALTERATION
Argillization
Chlorite-Epidote
Oxidation
Disseminated Pyrite
Silicification
GEOLOGICAL UNITS
Andesite, pillowed
Andesite Basalt, layered
HYDROLOGY
Rivers
Lakes
Contour
Mineral claim block
Melladito
Nombre de Dios
Sta. Aurelia
Santo Niño
San Francisco
SAN IGNACIO
San Pablo
Purisima
Rel
HISTORIC SAN IGNACIO
Rosario
Nuevo
San Pedro
Azul
MEXIAMORA
San Jose de Gracia
Chayita
200
0
200 m
GREAT PANTHER MINING LTD.
San Ignacio
Guanajuato State, Mexico
Local Geology
Date
July 2021
Scale
as shown
Datum
WGS84-Z14
Figure
7.4

Geological Setting and Mineralization	7-5 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

7.3	Mineralization

Mineralization at the GMC is closely associated with the structural history.

7.3.1	Guanajuato

The “Veta Madre” quartz-adularia vein / breccia system is closely associated with the Veta Madre fault and an associated diorite dyke (thickness varying from discontinuous lenses at Guanajuatito to a 50-100m thick body in the Cata, Los Pozos, and Santa Margarita areas), oriented 325-degrees with a 45-degree southwest dip. The Veta Madre forms along the dyke contacts, and in the footwall Esperanza Formation. Plan and longitudinal map depictions of the mineralized zones along the Veta Madre are shown in Figure 7.5, and Figure 7.6.

The mineralizing event is thought to have taken place during the early Oligocene, a period of intense felsic volcanic activity in the area, and comprised three stages termed pre-ore, ore, and post-ore. Pre-ore mineralization consists of trace silver and gold with accessory quartz and adularia. Ore mineralization comprises an early silver-rich phase associated with adularia, as well as a later low-silver variant, which is typified by calcite and quartz. The post-ore mineralization is also precious metal poor, with accessory calcite, dolomite, and fluorite. Zone thickness ranges from centimeter-scale to tens of meters.

The vertical extent of the deposits at Guanajuato spans over 600 meters. Mineralization occurring above the 2,100-meter elevation was termed “upper ore”, between 2,100 meter and 1,700 meter “lower ore”, and below the 1,700-meter elevation “deep ore” (Randall, 1994). Fluid inclusion data (Moncada, 2011) from over 850 samples gathered through the mine and in deep drilling from the Santa Margarita area, indicated boiling zones from the 2,100-meter to 1500-meter (deepest drilling at the GMC) elevations. Moncada’s work, along with Barclay and Rhys’s structural observations suggest up to eight (8) stages of crosscutting brecciation. The variable range of Ag:Au ratios indicate that the mineralization along the Veta Madre is associated with multi-phase structural activity and fluid flow.

The best mineralization is often found related to bends in the Veta Madre orientation (Barclay, 2007 and Rhys, 2013) such as at San Vicente in the Rayas area, and at Cata and Santa Margarita. These structural bends may be due to changes in rock type competencies, and varying thickness of the diorite dyke. There is potential to find further mineralization both laterally, and in parallel breccia structures to know precious metal mineralization zones.

The primary commodities of economic importance are silver and gold, with silver the more important of the two. Base metals do not normally occur in economic concentrations. Average silver grades of the ore are typically in the 100g/t Ag to 500g/t Ag range but locally can be over 1,000g/t Ag. Gold grades are generally in the 0.5g/t Au to 2g/t Au range, except for Santa Margarita where average grades are in the range of 5-7g/t Au. Relative gold and silver contents at Santa Margarita are quite different from Cata, Los Pozos and Guanajuatito. The average silver to gold ratio in Cata is roughly 225:1, at Pozos 250:1, at Guanajuatito 275:1 while at Santa Margarita 3.5:1. Within the mine, drill core and channel samples are not normally analysed for base metals so an average grade for Cu, Pb or Zn is not obtainable.

There are no current estimates of Mineral Reserves for any of the GMC. The Company made decisions to enter into production at Guanajuato and San Ignacio without having completed final feasibility studies. Accordingly, the Company did not base its production decisions on any feasibility studies of Mineral Reserves demonstrating economic and technical viability of the GMC. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from GMC or the costs of such recovery. As GMC does not have established Mineral Reserves, the Company faces higher risks that anticipated rates of production and production costs, such as those provided in this Technical Report, will not be achieved. These risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations at GMC associated with its production decision.

Geological Setting and Mineralization	7-6 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

7.3.1.1	Guanajuatito Veins

At the Guanajuatito area the main mineralization occurs just into the footwall Esperanza Formation deformed siltstone and shale. Two zones were block modelled at Guanajuatito, with the Veta Madre and the closely associated footwall (FW) zone being dominant below the 80 level. The Guanajuatito area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.7 and Figure 7.8.

7.3.1.2	Valenciana Veins

At the Valenciana area there are parallel mineralized structures (Veta Madre) at the Esperanza Formation - Diorite contact, and into the Esperanza Formation. A total of four Valenciana zones were block modelled. The Valenciana area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.9 and Figure 7.10.

7.3.1.3	Cata Veins

At the Cata area, Veta Madre mineralization occurs along the base of the diorite dyke near the footwall contact with the Esperanza Formation, and as seven separately block modelled zones within the diorite. Several of these zones are shallow dipping structural splays. The Cata area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.11 and Figure 7.12.

7.3.1.4	Los Pozos Veins

The Los Pozos area zones, between Cata and Rayas shafts, are comprised of two vein stockwork to breccia systems (Veta Madre) at the base of the diorite dyke and into the Esperanza Formation, as well as on the upper diorite dyke contact with the Guanajuato Formation conglomerates. The Los Pozos area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.13 and Figure 7.14.

7.3.1.5	Santa Margarita Veins

The Santa Margarita area zones form a complex structural set of five bodies within the diorite dyke and at its upper contact with the Guanajuato Formation conglomerates or basal andesite. These are above the Veta Madre breccia which is at the diorite contact with the footwall Esperanza Formation. The Santa Margarita area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.15 and Figure 7.16.

7.3.1.6	Promontorio Veins

The six Promontorio area zones occur in the hanging-wall Guanajuato Formation conglomerates immediately above the Veta Madre structure at the contact of the Guanajuato Formation and the diorite dyke, and as well in the diorite dyke. The Promontorio area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.17 and Figure 7.18.

Geological Setting and Mineralization	7-7 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Figure 7.5: Guanajuato mineralization interpretation and zones, plan view

Figure 7.6: Guanajuato mineralization interpretation and zones, longitudinal view

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Figure 7.7: Geology and mineralization, section view 2925N, Guanajuatito area

Figure 7.8: 3D model of mineralization and U/G workings, Guanajuatito area

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Figure 7.9: Geology and mineralization, section view 2150N, Valenciana area

Figure 7.10: 3D model of mineralization and U/G workings, Valenciana area

Geological Setting and Mineralization	7-10 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Figure 7.11: Geology and mineralization, section view 600N, Cata area

Figure 7.12: 3D model of mineralization model and U/G workings, Cata area

Geological Setting and Mineralization	7-11 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Figure 7.13: Geology and mineralization, section view 175N, Los Pozos area

Figure 7.14: 3D model of mineralization model and U/G workings, Los Pozos area

Geological Setting and Mineralization	7-12 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Figure 7.15: Geology and mineralization, section view 75S, Santa Margarita area

Figure 7.16: 3D model of mineralization model and U/G workings, Santa Margarita area

Geological Setting and Mineralization	7-13 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Figure 7.17: Geology and mineralization, section view 450S, Promontorio area

Figure 7.18: 3D model of mineralization model and U/G workings, Promontorio area

Geological Setting and Mineralization	7-14 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

7.3.2	San Ignacio

The most important phase of mineralization in the Guanajuato district consists of epithermal silver-gold veins contained within northwest-trending, Cenozoic-age faults. La Luz structure consists of numerous mineralized fractures in a north-westerly trending orientation, which extends for a known strike of approximately 8 km long. Historically productive veins on the property include Veta Melladito, and Veta Purisima. Veins identified in the recent Great Panther drilling are the Melladito, Melladito BO, Intermediate, Intermediate 2, Nombre de Dios, Nombre de Dios 1.5, Nombre de Dios 2N, Nombre de Dios 2S, Nombre de Dios 3, Melladito South, 700, 711, 740, Purisima, Purisima HW, Purisima Int., Purisima Bo, and Santo Nino (Figure 7.19). Mineralization is contained within tabular veins, vein stockwork, and breccias. The eighteen veins with structural continuity inferred from surface mapping and diamond drilling from surface, and now with extensive underground development, have been defined up to 2,200 meters along strike and 150 meters down dip. The Melladito and Intermediate veins (5) are very steeply dipping, the Nombre de Dios veins (5) are shallowly dipping (45-50 degrees west) and are likely off-shoots of the Intermediate veins, and the Purisima veins (8) are shallowly dipping at 45-50 degrees to the west (Figure 7.20 to Figure 7.23). The veins are accompanied by hydrothermal alteration, consisting of argillic, phyllic, silicic, and propylitic facies.

The primary commodities of economic importance are silver and gold with approximately equal contributions of each. Mineralization consists of fine-grained disseminations of acanthite and pyrargyrite (silver minerals), electrum (gold-silver mineral), with accessory pyrite, and very minor sphalerite and chalcopyrite. Mineral textures in this zone are typically fracture filling, drusy, and coliform masses.

Average silver grades of the eighteen veins range from 58g/t to 237g/t and the average gold grades from 1.65g/t to 3.84g/t.

Figure 7.19: 3D model of mineralization and U/G workings, San Ignacio

Geological Setting and Mineralization	7-15 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Figure 7.20: Mine access and Melladito, Intermediate & Nombre de Dios veins, cross section 450N, San Ignacio

Figure 7.21: Santo Nino vein, cross section 350N, San Ignacio

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Figure 7.22: Nombre de Dios 2N vein, cross section 1000N, San Ignacio

Figure 7.23: Purisima & Melladito South veins, cross section 450S, San Ignacio

7.3.2.1	Melladito veins

The Melladito vein is a steep east dip vein with true width ranging 0.25 meters to 19.5 meters. It has been delineated to a maximum of 1,450 meters along strike and 350 meters below surface. The structure is open at depth and along strike; however, the strongest mineralization has been observed in a core zone 550 meters in strike length and from surface to 150 meters down dip.

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

The Melladito BO vein is a sigmoidal loop on the footwall side of the Melladito vein between 200-500N. It is steeply east dipping and has an average width of 2.5 meters. Silver-gold grades in the thicker sections are often on the footwall side.

The Melladito South vein, a steep east dipping structure of 1-2m width, is noted from 0S to ~650S where it both traces off the property and plunges below the Purisima vein.

7.3.2.2	Intermediate veins

The Intermediate vein is also steeply dipping and narrow with true width ranging 0.25 to 8.5 meters. It has been delineated for 400 meters along strike and 350 meters below surface. It is a splay of the Melladito vein and merges into the Melladito vein at approximately 475N. Further south the structure continues as the Melladito vein.

The Intermediate 2 vein is positioned east of the Intermediate vein, and likewise is a near vertically dipping relatively narrow (approximately 1.0 meter) vein.

7.3.2.3	Nombre de Dios veins

The Nombre de Dios vein is shallow dipping at 45 to 60 degrees to the southwest and narrow with true width ranging from 0.25 to 4 meters. It has been delineated for 600 meters along strike and 180 meters down dip. The vein is open to the south. At depth, Nombre de Dios appears to intersect the Intermediate and Melladito veins and is therefore limited in its potential down dip extent. To the north, it terminates at line 850N where it may continue in Nombre de Dios 2N with a 40-meter offset to the east.

Nombre de Dios 2S is a parallel vein to Nombre de Dios and Nombre de Dios 1.5 structures. It has been delineated for 300m from 150N to 450N. The vein dips 70 degrees to the southwest. The average width of this vein is 1.5 meters.

The Nombre de Dios 2N vein is shallow dipping at 45 degrees to the southwest and narrow with true width ranging from 0.25 to 4 meters. It has been delineated for 400 meters along strike and 100 metres down dip. The vein is open to the north. To the south, it terminates at line 850N where it may continue in Nombre de Dios 1 with a 40-metre offset to the west.

The Nombre de Dios 1.5 is a parallel vein located between the Nombre de Dios and Nombre de Dios 2S veins. It has been delineated for 400m from 150N to 550N. The vein dips 60 degrees to the southwest. The average width of this vein is 1 meter.

The Nombre de Dios 3 vein is a small segment which is near vertical dipping and could be a fault offset of the Intermediate 2 vein.

7.3.2.4	Purisima veins

The Purisima vein dips at 45-50 degrees to the southwest, and ranges in width from 0.5 to 3 meters. It strikes NNW north of the old San Ignacio mine shaft, but at the shaft swings to a northwest orientation, then merges with the Melladito South vein at 400S where it bends back to a north-northwest orientation.

Purisima BO is a footwall splay to Purisima dipping at 75 degrees to the southwest. It includes a 10-meter-wide bulge in the northern part, but generally is 1-2 meters thick vein. Both Purisima and Purisima BO were sites of mining from the 17th to early 20th centuries (old San Pedro and Mexiamora shafts) and the Company is looking at in-situ remnants below old exploitation levels or along strike of old development.

The Purisima Int. vein occurs between the Purisima Bo and Purisima vein, in a complex area where the Purisima veins are merging with the Melladito vein system.

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The Purisima HW vein is being defined by core drilling and is ~20m above the Purisima vein. Most of the Purisima HW vein, typically 0.5-2m thick, seems to be mostly in-situ, but some historical mining has occurred along the structure. Recent development has noted the Purisima HW veins (711 & 740) to be steeper dipping splays of the Purisima structure.

The Santo Nino vein is the northern continuation of the Purisima structure in the old Santo Nino shaft area. The Santo Nino vein is approximately 20m into the footwall of the Purisima vein in the old San Ignacio shaft area. Some mining has occurred along the Santo Nino vein, where width is typically 0.5-1.5m.

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8.0	Deposit Type

The mineral deposits in the Guanajuato area are classic fissure-hosted low-sulphidation epithermal gold-silver-bearing quartz veins and stockwork. Mineralization of economic importance consists of fine-grained disseminations of acanthite, electrum, aguilarite, and naumannite with accessory pyrite, and relatively minor sphalerite, galena, and chalcopyrite. Gangue minerals include quartz, calcite, adularia, and sericite. The veins are accompanied by hydrothermal alteration consisting of argillic, phyllic, silicic, and propylitic facies. Mineral textures in this zone are typically fracture-filling, drusy, and coliform masses.

Epithermal systems, form near surface, usually in association with hot springs, and at depths in the order of several hundred’s meters below the paleosurface. Hydrothermal processes are driven by remnant heat from volcanic activity, which in the case of Guanajuato occurred in the middle to late Tertiary. Circulating thermal waters, rising through fissures, eventually reach the “boiling level” where the hydrostatic pressure is low enough to allow boiling to occur. This can impart a limit to the vertical extent of the mineralization as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions. In many cases, however, repeated healing and reopening of host structures can occur, which causes cyclical vertical movement of the boiling zone, resulting in mineralization that spans a much broader range of elevations. This appears to have occurred at Guanajuato.

Epithermal type precious metal deposits in the La Luz vein system and specifically in the San Ignacio operation area are strongly vertically controlled and pinch to centimeter scale at surface, associated with weak shear zones, minor argillic alteration, and weakly anomalous precious metal values. The mineralized vertical interval typically is 100 meters to 150 meters; however, it can range from 50 meters to well beyond 250 meters.

Epithermal type precious metal deposits in the Veta Madre vein system and specifically in the Guanajuato operation area are strongly vertically controlled. The mineralization at Guanajuato is more related to fault filling silica breccias than specific veins. Historically, mineralization was between 2,100 and 1,800m masl, with specific steep plunging shots going down to. 1,600masl. Great Panther is focusing exploration attention on the upper portion of the system, specifically on parallel structures both in the hanging and footwall of the Veta Madre.

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9.0	Exploration
9.1	Summary of Non-Drilling Exploration Activity
9.1.1	Guanajuato

Exploration work conducted by Great Panther has consisted almost exclusively of diamond drilling, primarily from underground. The drilling is described in more detail in Section 10.0 of this report. In 2016 a program was initiated to re-evaluate the “Old Stopes” throughout Guanajuato looking for unmined mineralized segments of the Veta Madre or hanging and foot-wall structures. This work started in the upper part of the Rayas area and is progressing at depth and to the northwest. It continued through 2017 and into 2018 on an ad-hoc basis. In late 2018 with the temporary closure of Guanajuato imminent, the program was re-initiated using geological staff from Guanajuato being seconded into the Exploration group. A program of geological mapping and sampling was carried out on all accessible levels from November 2018 to July 2021 and will continue as further historical levels are checked and rehabilitated (Figure 9.1 and Figure 9.2).

Underground exploration sampling since the last TR (effective date July 31, 2020) until July 31, 2021 totals 19,788 samples. Overall, 189,867 samples have been collected underground, by exploration and operations geologists, at Guanajuato by the Company. The sampling was done as part of a comprehensive review of historical data, and re-mapping and re-sampling of accessible historical areas to develop zones of interest for targeting by core drilling. These samples are represented in plan and longitudinal section as Figure 9.3 and Figure 9.4.

Three underground drill rigs were contracted in May 2019 to begin an aggressive drilling program based on historical and recently acquired data. The drilling program is focused on the upper levels of the mine in the Promontorio, Los Pozos, Santa Margarita, and Valenciana areas. Drilling was ongoing throughout the effective period of this report.

9.1.2	San Ignacio

Great Panther has conducted geological and structural mapping, including sampling of outcrops and from exposures in historical underground workings; and underground development including geological mapping, sampling, and mining.

Great Panther completed detailed surface mapping and outcrop rock chip sampling, including mapping and sampling of all accessible underground workings pre-2014. Further detailed geological and structural mapping was completed in 2015 and is ongoing which includes 717 surface and various short adit chip and channel samples as seen in Figure 9.5. As of the effective date of this TR, 76,299 chip and channel underground samples have been collected (Figure 9.6), of which 8,900 were collected after the previous TR effective date.

Dr. Darcy Baker of Equity Exploration Consultants completed structural mapping and logging of one diamond core hole in February 2011. David Rhys (2013) spent one day reviewing the structural geology and collecting petrographic samples from drill core. Petrographic and Scanning Electron Microscope work was completed by Katherina Ross (2013) on core samples of Melladito and Intermediate veins.

The exploration work has confirmed that the top of the mineralized epithermal system is below surface, estimated at approximately 2,350 masl in the northern portion of the project and 2,250 masl in the southern part of the project. This vertical limit was indicated on longitudinal sections from the historical operations of the Cooperative on veins on the San Ignacio property, and from longitudinal sections of deposits on an adjacent property owned by Endeavour Silver. The strong vertical control on mineralization is characteristic of the area and the mineralized intervals are typically 100m to 150m in vertical range; however, in cases, it can range from 50m to greater than 250m.

Detailed geological mapping, structural geological studies, outcrop sampling, drift development and re-sampling of old underground workings are ongoing to highlight additional priority targets along the 4km of prospective structures. The underground development along both Intermediate and Melladito veins confirms the geological and grade continuity of the veins.

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During 2018 and 2019 exploration efforts were focused on both surface and underground drilling at San Ignacio. Mining focus was on the northern extent of the project along the Nombre de Dios veins, and an exploration / development ramp is being driven south into the old San Pedro mine area, where the Purisima vein system merges with the Melladito vein system. In 2019 surface exploration efforts have been focused on both the Nombre de Dios vein extension north, and on the Melladito and Purisima veins orientation in the old San Pedro mine area. In 2020 surface drilling has exclusively focused on the old San Pedro mine to old San Ignacio shaft area, along the Purisima vein trend, while in 2021 the focus has been drilling along the Purisima vein between the Santo Nino and old San Ignacio shafts. The Santo Nino vein is 20m into the footwall of the Purisima vein.

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Figure 9.1: Guanajuato U/G exploration sampling, plan view

Figure 9.2: Guanajuato U/G exploration sampling, longitudinal view

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Figure 9.3: Guanajuato U/G sampling, plan view

Figure 9.4: Guanajuato U/G sampling, longitudinal view

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Figure 9.5: San Ignacio exploration surface and short adit sampling activity

Figure 9.6: San Ignacio U/G sampling

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10.0	Drilling
10.1	Drilling Summary

Diamond drilling at GMC is conducted under two general modes of operation: one by the exploration staff (exploration drilling) and the other by the mine staff (production and exploration drilling). Production drilling is predominantly concerned with definition and extension of the known zones, to confirm and upgrade the resources and to guide development and mining and is generally done to provide access for sampling and localized knowledge of the vein position which regularly pinches and swells.

Exploration drilling is conducted further from the active mining area with the goal of expanding the mineral resource base. Drilling results from both programs are used in the estimation of Mineral Resources. Since Guanajuato went into C&M status at the end of 2018, all post-2018 drilling has been conducted by the exploration staff. Mining re-commenced at Guanajuato in mid-2019 at a reduced rate.

10.1.1	Guanajuato

Since the start of C&M exploration staff have made a concerted effort compiling historical data geological mapping, sampling, and drilling to find extensions of various orebodies and new targets for exploration. Drilling to date in 2021 has been focused in the Promontorio, Los Pozos, Santa Margarita, Guanajuatito, and Valenciana areas. A drill-hole location plan map current as at the end of July 2020 is presented as Figure 10.1 and a longitudinal view of the drill holes is shown as Figure 10.2. Exploration drilling is carried out with the use of three underground contract drills. The three contract drills are focused on upgrading mineral resource definition, and in drilling new targets. Upgrading of resources is being carried out at the Los Pozos, Valenciana, and Promontorio zones.

No drill results and underground sampling done previous to Great Panther’s involvement in Guanajuato were used in this TR’s mineral resource estimate.

Overall, the core recovery of mineralized zones averaged 93%. There are no other significant drilling or sampling factors that are expected to materially influence the accuracy and reliability of the results.

Great Panther had a 14,400-meter drill budget for Guanajuato in 2020. By July 31, 2021, a total of 6,542.9 meters of drilling were completed in 71 holes. The author is in agreement with the focus and functionality of the Guanajuato exploration program.

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Figure 10.1: Guanajuato drilling activity, plan view

Figure 10.2: Guanajuato drilling activity, longitutidinal view

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10.1.2	San Ignacio

Great Panther has completed 565 diamond drill holes at San Ignacio. Drilling commenced in October 2010 and the last hole into the database was completed on July 31, 2021. From the total, 353 holes were drilled from surface and 212 from underground. A map illustrating the drill-hole locations is presented in Figure 10.3 and a longitudinal view of the drill holes is shown as Figure 10.4 and Figure 10.5.

No drill results and underground sampling done before Great Panther’s involvement in San Ignacio were used in this TR’s mineral resource estimate.

Drill holes were usually oriented to intersect the veins at a high angle. A total of 74 additional drill holes totalling 14,455.5m have been completed at San Ignacio since the previous Mineral Resource Estimate (Brown and Nourpour 2020a).

The drilling and development programs since 2019 provided the geological information to support a re-interpretation of the mineralized zones. This included the delineation of nine veins in the northern portion of the property between grid line 100N and 1150N where 326 of the 565 holes were completed, and nine veins in the southern part of the property (San Pedro area) between 100N and 1100S where 239 holes were completed. The nine northern veins demonstrating structural continuity were identified from diamond drill hole intersections, underground mapping, and sampling, and to some extent surface mapping. These veins have a demonstrated a strike length of up to 1,000 meters and a dip length of up to 350 meters. Seven of the veins are very steeply dipping and four are shallowly dipping and are likely off shoots of the other veins. Between 100N and 1150N, five drill holes intersected voids which were interpreted to represent historical workings limited in extent. Holes ES11-039 (450N), ES13-105 (475N), ES13-112 (625N), ES13-116 (725N), and ESI14-121 (300N) intersected broken core or voids ranging from 1 to 3 meters in core length. These areas of historic workings were excluded from the resource models. Historical maps from the Melladito vein system from ~400N to 100N have been accurate in indicating areas of historical exploitation. These historical maps show exploitation further south on Melladito and Purisima vein systems. South of 100N 67 of 206 holes drill holes intersected voids which were interpreted to represent the old San Pedro shaft historical workings. The drill hole void locations match well with historical workings known from longitudinal sections. These areas of historical workings were excluded from the resource models

Drilling in the San Pedro shaft area since 2016, and into 2021, and the driving of the San Pedro ramp (presently at ~800S) has defined several zones including the Melladito South, 700, 711, 740, Purisima, Purisima HW, and Purisima BO (footwall splay). Detailed drilling from the San Pedro ramp has defined areas left un-mined by previous operators (below lowest levels, and in lower grade areas). Drilling north of the old San Ignacio shaft from 100N to 400N is better defining the Santo Nino vein. The Santo Nino zone is 20m into the footwall of the Purisima vein.

Overall, the core recovery of mineralized zones averaged 89%. There are no other significant drilling or sampling factors that are expected to materially influence the accuracy and reliability of the results.

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Figure 10.3: San Ignacio drilling activity, plan view

257,000 mE
258,000 mE
259,000 mE
260,000 mE
2,329,000 mN
2,328,000 mN
2,327,000 mN
2,326,000 mN
N
A
A'
B
B'
SANTA AURELIA
SANTO NINO
SAN IGNACIO ACCESS RAMP
SAN PABLO
RUL
ROSARIO
OLD SAN IGNACIO
SAN PEDRO
PURÍSIMA
NUEVO
CHAYITA
SAN JOSE DE GARCIA
LA CHUPAROSA
Purísima
Nombre de Dios
Melladito
Shaft
Entrance
GREAT PANTHER DRILLING
DRILL COLLAR
Surface
Underground
DRILL TRACE
Aug 1,2020 to July 31,2021
Prior to Aug 1, 2020
GEOLOGY
VEIN
In-situ
Inferred
FAULT
In-situ
Inferred
GEOLOGICAL UNIT
Andesite, pillowed
Andesite Basalt, layered
UNDERGROUND DEVELOPMENT
Great Panther
Historic
Mineral claim block
Historic waste dump
Road
0
500
metres

GREAT PANTHER MINING LTD.

San Ignacio
Guanajuato State, Mexico

Drilling Activity Plan View

Date	Scale	Datum	Figure
July 2021	as shown	WGS84-Z14	10.3

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Figure 10.4: San Ignacio drilling activity, longitudinal view A-A’

Figure 10.5: San Ignacio drilling activitiy, longitudinal view B-B’

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10.2	Drilling Procedures & Methodology
10.2.1	Drilling Methodology

All drill-hole data was stored in Great Panther’s SQL database (the database) at the Cata office in Guanajuato. The database contents were backed up every two hours and copied daily to a master database in Great Panther’s head office.

Drill collar surveys are conducted by total station instrument and uploaded directly to a database for merging with the drill hole logging data. Down hole surveys are currently performed every 50 meters using a Reflex instrument, and the survey data are manually input to the database. For the shorter production holes, typically less than about 60 meters, down-hole surveys are not performed, and the orientation is measured at the collar only. Also, the UGG holes from UGG10-001 to UGG11-021 had no down-hole survey measurements collected.

10.2.1.1	Guanajuato

The management, monitoring, surveying, and logging of the current 2010 to 2021 series of UGG prefix exploration holes and production holes are carried out under the supervision of the Great Panther mine geological staff. Pre-2010 Guanajuato drilling, on surface and underground was under the supervision of the Great Panther Exploration staff.

A summary of the yearly areas drilled, drilling contractor, drill rig location (surface / underground), hole numbers, total meters drilled, and number of holes drilled is provided in Table 10.1. In total, to July 31, 2021, there were 1,582 holes completed for 206,645.9m. Between the last and this reports effective dates (July 31, 2020, to July 31, 2021), there were 133 holes drilled for 14,277.5m at Guanajuato.

10.2.1.2	San Ignacio

The contractor BD Drilling of Guadalajara, Mexico drilled the first 104 surface diamond core holes (2010-2012) at San Ignacio for a total of 28,728.8 meters. The autumn 2013 program of 13 surface holes was drilled by Servicios Drilling of San Luis de Potosi, Mexico for a total of 1,143.7 meters. During the autumn-winter program of 2014 a total of 25 surface holes were drilled by Rock Drill of Aguascalientes, Mexico for a total of 3,728 meters. Rock Drill also completed the late autumn 2015 surface drill program of 16 holes totalling 2,257 meters. The mine geologists drilled two core holes in late 2014 for a total of 104 meters, and in 2015 Servicios Drilling drilled 18 underground drill holes for a total of 2,482.5 meters. Maza Drilling completed surface drill programs in 2016 of 17 holes for 3,766m, in 2017 of 56 holes for 13,963m, in 2018 of 20 holes for 6,122m, and in 2019 30 holes for 7,482.1m. Surface drilling in 2020 is contracted to Versa Drilling who has drilled 35 holes totalling 7,267.5m. Underground drilling by the mine geologists using Versa Drilling was active from 2016, with 26 holes for 5,264m completed in 2016, with 46 holes for 8,203m in 2017, with 33 holes for 5,601m in 2018, and with 45 holes for 3,239m in 2019. Underground drilling in 2020 was contracted to DR Drilling who drilled 37 holes totalling 2,890.2 metres. Surface drilling completed to July 31, 2021 was completed by Versa Drilling and included 37 holes totalling 8,241m, while underground drilling, completed by KAV Drilling, included 5 holes totalling 363.5m.

A total of 110,844.2 meters of drilling on 565 holes have been completed by MMR at San Ignacio. Between the last and this reports effective dates (July 31, 2020, to July 31, 2021), there were 74 holes drilled for 14,455.5m at San Ignacio.

A summary of the yearly areas drilled, drilling contractor, drill rig location (surface / underground), hole numbers, total meters drilled, and number of holes drilled is given in Table 10.2.

10.2.2	Core Handling & Visual Logging

Drill-hole collar locations are surveyed using a total station instrument and the location data is uploaded directly into the database.

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Bore-hole deviation surveys are completed at 50 metres intervals using a single shot instrument by Reflex™. Survey data is recorded onto paper logs by the driller or driller’s helper.

Drill core is transported twice per day from the drill site by pick-up truck to the core storage and logging facility located at the company’s Guanajuato plant site, which is gated, guarded, and secure.

Core boxes are laid out by field technicians onto angled tables suitable for logging. The technicians fitted the core pieces together and cleaned the core surface in preparation for logging by the geologist. Depth markers are checked for proper labelling, and the boxes are labelled with the drill core intervals. The technicians also completed measurements of core recovery and rock quality designation (RQD) and recorded the data onto paper logs.

Up to mid-2016 all sample and geological data was entered into a DataShed© database via the LogChief software. GMC (all geological staff) now use an in-house software installed on Toughbook™ computers for later upload to the Microsoft SQL database. The contents of the SQL databases are copied daily to a master SQL database in the Great Panther head office in Vancouver with a backup made every evening.

Sample intervals for assaying are marked on the core boxes by the geologists. Sample lengths are generally determined by mineralogical or lithological characteristics and the protocol is for maximum sample lengths to be 1.5 meters and the minimum length to be 0.5 meters. Field technicians then photograph the core.

The field technician selects samples for bulk density measurements from several locations within the mineralized intervals, usually one density sample per assay sample interval. The water immersion procedure is followed, and the data is recorded onto paper logs. The samples are returned to the core box after the tests were completed.

Core samples for assaying are collected by the field technicians. Sample interval data is recorded in a numbered ticket book. Each ticket has three portions: a stub and two tags. All portions of the sample ticket share the same unique identification number. The two tag portions of each ticket are detached from the stub and stapled to the core tray at the start of the sample interval. The drill core is then cut using a diamond-tipped blade with clean water being used to lubricate and cool the blade. Half of the sample interval is placed inside a clear plastic rock sample bag labelled with the same ID as the ticket number. One tag is then removed from the core box and inserted into the sample bag along with the cut sample. The remaining stub, retained in the sample book, is completed with details such as drill hole ID and depth interval. The bag is then sealed, and 25 samples are inserted into rice sacks and delivered with other samples from the same hole. One sample submission sheet per hole accompanied the samples to the on-site laboratory which is usually sent every other day.

Assay certificates are received directly from the laboratory via email. Site geologists review quality control sample results for out of tolerance failures prior to merging the assay results with sample intervals in the database.

The first nine diamond core holes at San Ignacio (ESI10-001 - ESI11-009) were completed under the management of the Guanajuato Geology Department. Mine geologists logged and sampled the core. Following an internal audit by the company, which identified deficiencies in core handling and sampling procedures, the responsibility for diamond drilling and exploration at San Ignacio changed to Great Panther’s exploration department. The exploration staff re-logged and re-sampled all nine drill holes. The remaining surface drill holes were completed under the management and direction of the exploration department. All underground drill holes have been completed during the production stage and were completed under the management and direction on the Guanajuato Mine Complex Geological department.

10.3	Drilling Results & Interpretation
10.3.1	Guanajuato

Drilling results are compiled and based on the geological setting categorized to their situation relative to, or within, the Veta Madre. This interpretation is done using historical level mapping, and mapping and core drilling by the Company. The interpretation is completed by competent on-site exploration geologists with experience working in Guanajuato and outlined as wireframes using MICROMINE 3D geological software. The interpretation is then reviewed by the Company QP’s, who in turn may modestly modify the interpretation and the MICROMINE wireframes, or who may duplicate the wireframes using Leapfrog 3D geological software. These final wireframes will then be the basis for the block models of all areas and zones.

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10.3.2	San Ignacio

Drill hole logs, sample lists, and associated analysis were entered into a proprietary database at the GMC offices in Guanajuato, Guanajuato. Sections we created, and geological interpretations made by both the on-site Exploration and Operations geologists. These were matched with historical records, and as well with Great Panthers’ surface and underground geological mapping. A final interpretation was agreed to by all involved and turned over to technicians for wire-frame construction and the authors for resource estimation.

10.4	Drilling Factors Impacting Accuracy & Reliability of Results

There are no other significant drilling or sampling factors that are expected to materially influence the accuracy and reliability of the results.

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Table 10.1: Drilling per year, Guanajuato

Year	Zones	Drilling Company	Location	ID	Total Depth (m)	No. of Holes
2005	Esperanza	BD Drilling Mexico	Surface	GTT05-001 to GTT05-006, GTT-317 and GTT-318	1,567.3	8
2006	Animas	MMR	Underground	GTM06-001 to GTM06-013	687.1	13
	Esperanza	BD Drilling Mexico	Surface	GTT06-007 to GTT06-019	3205	13
	Animas	BD Drilling Mexico	Surface	GTT06-020 to GTT06-027	1,375.1	8
	Promontorio	BD Drilling Mexico	Surface	GTT06-028 to GTT06-034	1,010.0	7
	Guanajuatito	Canrock Drilling / HD Drilling (name change)	Underground	UG06-014 to UG06-016	111	3
2007	Cata	Canrock Drilling / HD Drilling (name change)	Underground	EUG07-001 to EUG07-009	1,664.3	9
	SVS	Canrock Drilling / HD Drilling (name change)	Surface	SG07-035 to SG07-045	2,135.0	12
	Tepeyac	Canrock Drilling / HD Drilling (name change)	Surface	SG07-046 to SG07-052	1,477.4	7
	Remedios	Canrock Drilling / HD Drilling (name change)	Surface	SG07-053 to SG07-058	1,154.6	6
	Promontorio	Canrock Drilling / HD Drilling (name change)	Surface	SG07-059 to SG07-068	2,641.6	10
	Animas	MMR	Underground	UG07-017 to UG07-021, UG07-028	180.3	6
	SVN	MMR	Underground	UG07-022 to UG07-025, UG07-032	239.1	5
	Rayas	MMR	Underground	UG07-029 to UG07-031, UG07-034 to UG07-035, UG07-037	366.2	6
	Guanajuatito	MMR	Underground	UG07-033, UG07-036, UG07-039 to UG07-040	289.5	4
2008	Cata	Canrock Drilling / HD Drilling (name change)	Underground	EUG07-010 to EUG07-037, UG08-043, UG08-049 to UG08-056, UG08-060, UG08-067	6,494.2	35
	Guanajuatito	BD Drilling Mexico MMR	Surface/ Underground	SG08-069 to SG08-070, UG07-038, UG07-041, UG07-044 to UG07-048, UG07-050, UG07-052 to UG07-053, UG07-057 to UG07-058, UG07-061 to UG07-063	1,178.6	17
	Rayas	MMR	Underground	UG07-042	44.2	1
	Pozos	MMR	Underground	UG08-055, UG08-059, UG08-064 to UG08-066, UG08-068, UG08-070 to UG08-071	497.9	8
2009	Cata	MMR	Underground	UG08-069, UG08-072 to UG08-078, UGC09-001 to UGC09-011	1,088.3	19
	Guanajuatito	MMR	Underground	UG09-079 to UG09-087, UG09-093 to UG09-094	337.4	11
	Pozos	MMR	Underground	UG09-091 to UG09-092	133.7	2
2010	Cata	Landdrill International, Mexico MMR Energold Drilling Corp.	Underground	EUG10-079 to EUG10-081, UG10-115, UG10-118, UGC10-012 to UGC10-017, UGC10-037 to UGC10-041	1,707.9	16
	Guanajuatito	Energold Drilling Corp.	Underground	UG09-095 to UG09-097, UGG10-001 to UGG10-021	2,519.6	24
	Rayas	Landdrill International, Mexico	Underground	EUG10-038 to EUG10-078, UG10-112 to UG10-113, UG10-116 to UG10-117	10,827.8	45
	Pozos	Landdrill International, Mexico	Underground	UG10-098 to UG10-107, UGC10-018 to UGC10-036	1,661.8	29
	SV	Landdrill International, Mexico	Underground	UG10-108 to UG10-111	69.8	4
	Valenciana	Energold Drilling Corp.	Underground	UGV10-042 to UGV10-048	778.1	7
2011	Cata	Landdrill International, Mexico MMR	Underground	EUG11-082 to EUG11-090, UG11-132 to UG11-158	2,363.5	36
	Guanajuatito	Landdrill International, Mexico	Underground	UGG11-022 to UGG11-054	6,937.4	33
	Rayas	Landdrill International, Mexico	Underground	EUG11-101 to EUG11-131, EUG11-133, UG11-119 to UG11-131, UGM11-003 to UGM11-010	8,516.3	52
	Pozos	MMR	Underground	UGM11-001 UGM11-002	51.2	2
	Santa Margarita	Landdrill International, Mexico	Underground	UGSM11-001 to UGSM11-019	1,630.0	19
	Valenciana	Landdrill International, Mexico	Underground	EUG11-091 to EUG11-100, UGV11-001 to UGV11-005	2,845.0	15
	Valenciana		Surface	EV11-001	409.4	1

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Year	Zones	Drilling Company	Location	ID	Total Depth (m)	No. of Holes
2012	Cata	MMR Servicios Drilling, Mexico	Underground	UG12-159 to UG12-174, UGC12-042 to UGC12-043, UGM12-024, UGM12-029 to UGM12-030, UGM12-051	1,262.8	22
	Guanajuatito	Landdrill International, Mexico Major Drilling, Mexico	Underground	UGG12-055 to UGG12-095, UGM12-012 to UGM12-015, UGM12-027 to UGM12-028	11,685.8	47
	Rayas	MMR Servicios Drilling, Mexico	Underground	UGM12-011, UGM12-016 to UGM12-023, UGM12-025 to UGM12-026, UGM12-031 to UGM12-035, UGM12-046 to UGM12-047, UGM12-050, UGSM12-020 to UGSM12-021, UGSM12-037, UGSM12-039	1,731.2	23
	Pozos	MMR	Underground	UGM12-048 to UGM12-049	93.2	2
	San Cayetano	Servicios Drilling, Mexico	Underground	UGSC12-001 to UGSC12-011	2,786.2	11
	Santa Margarita	Servicios Drilling, Mexico Landdrill International, Mexico	Underground	UGM12-036 to UGM12-045, UGM12-052 to UGM12-055 UGSM12-022 to UGSM12-036, UGSM12-038, UGSM12-040 to UGSM12-044	4,947.8	36
	Valenciana	Landdrill International, Mexico Servicios Drilling, Mexico	Underground	UGV12-006 to UGV12-053	6,788.9	48
2013	Cata	Diamec 232	Underground	UGC13-044 to UGC13-084, UGDC13-032 to UGDC13-034	5,626.6	45
	Guanajuatito	Servicios Drilling, Mexico	Underground	UGG13-096 to UGG13-117	4,062.4	22
	Rayas	Diamec 232	Underground	UGD13-056 to UGD13-058	296.8	3
	Pozos	Diamec 232	Underground	UGDP13-035, UGP13-001 to UGP13-031	1,995.3	32
	San Cayetano	Servicios Drilling, Mexico	Underground	UGSC13-012 to UGSC13-015	1,118.7	4
	Santa Margarita	Servicios Drilling, Mexico	Underground	UGSM13-046 to UGSM13-080	9,565.1	35
	Valenciana	Servicios Drilling, Mexico	Underground	UGV13-054 to UGV13-072	3,659.3	19
2014	Cata	Diamec 232	Underground	UGC14-001 to UGC14-010, UGC14-040 to UGC14-050, UGC14-053, UGC14-079 to UGC14-084, UGC14-169,	3,073.2	29
	Guanajuatito	Servicios Drilling, Mexico	Underground	UGG14-001 to UGG14-005	208.7	5
	Pozos	Diamec 232	Underground	UGDP14-036 to UGDP14-041	258.7	6
	San Cayetano	Servicios Drilling, Mexico	Underground	UGSC14-016 to UGSC14-040	1,970.4	25
	Santa Margarita	Servicios Drilling, Mexico	Underground	UGDSM14-001 to UGDSM14-028, UGSM14-081 to UGSM14-090	3,763.8	37
	Valenciana	Servicios Drilling, Mexico	Underground	UGMV14-001 to UGMV14-009, UGV14-001 to UGV14-0029	3,284.2	36
2015	Cata	Diamec 232	Underground	UGC14-077, UGC15-055to UGC15-073, UGCN15-001 to UGCN15-006	3,190.6	26
	Pozos	Diamec 232	Underground	UGDP15-042 to UGDP15-051, UGP15-001 to UGP15-010, UGP15-047	1,932.2	21
	San Cayetano	Servicios Drilling, Mexico	Underground	UGSC15-041 UGSC15-049	940.4	8
	Santa Margarita	Servicios Drilling, Mexico	Underground	UGDSM15-001 to UGDSM15-004, UGSM15-005 to UGSM15-007	688.8	7
	Valenciana	Servicios Drilling, Mexico	Underground	UGV15-030 to UGV15-073, UGVN15-002, UGVN15-004	5,467.0	46
2016	Los Pozos	Versa Perforaciones SA de CV	Underground	UGP-001 to UGP16-003	792	3
	Guanajuatito	Versa Perforaciones SA de CV	Underground	UGG16-001 to UGG16-011, UGGM16-001 to UGGM16-006	3,473.7	17
	Santa Margarita	Versa Perforaciones SA de CV	Underground	UGDSM16-001 to UGDSM16-002, UGMP16-001, UGP16-004	421.5	4
	Valenciana	Versa Perforaciones SA de CV	Underground	UGV16-001 to UGV16-010	2,355.0	10

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Year	Zones	Drilling Company	Location	ID	Total Depth (m)	No. of Holes
2017	Cata	Versa Perforaciones SA de CV	Underground	UGC-001 to UGC17-010, UGDC17-001	2,434.0	11
	GTTO	Versa Perforaciones SA de CV		UGG17-001 to UGG17-011	3,516.0	11
	Los Pozos	Versa Perforaciones SA de CV		UGP17-002	200.0	1
	Rayas	Versa Perforaciones SA de CV		UGMPM17-001 to UGMPM17-004, UGMR17-001, UGP17-001, UGPM17-001 to UGPM17-004	1,518.0	10
	Santa Margarita	Versa Perforaciones SA de CV		UGMSM17-001 to UGMSM-003	98.1	3
	Valenciana	Versa Perforaciones SA de CV		UGDV17-001, UGV17-001 to UGV17-040	5,837.7	41
2018	Rayas	DR Drilling	Underground	PZDR18-003 to PZDR18-010	285.0	8
	Los Pozos	DR Drilling		PZDR18-001 to PZDR18-002, PZDR18-011 to PZDR18-013	232.8	5
	Los Pozos	Versa Perforaciones SA de CV		UGMR18-001 to UGMR18-003, UGPM18-002	313.0	4
	Cata	Versa Perforaciones SA de CV		UGCM18-003 to UGCM18-006	152.5	4
	GTTO	Versa Perforaciones SA de CV		UGG18-001 to UGG18-018, UGGD18-001 to UGGD18-004, UGDG18-005, UGGD18-006	4,855.3	24
	Santa Margarita	Versa Perforaciones SA de CV		UGDSM18-001 to UGDSM18-004	201.9	4
	Rayas	Versa Perforaciones SA de CV	Underground	UGMPM18-001, UGPM18-001, UGPM18-004	337.6	3
	Valenciana	Versa Perforaciones SA de CV	Underground/ Surface	UGV18-001 to UGV18-021, UGDV18-001 to UGDV-002	3,590.0	23
2019	Los Pozos	OV Drilling	Underground/ Surface	UGP19-001 to UGP19-044, SP19-001 to SP19-007, UGDP19-001 to UGDP19-015	4,450.7	66
	Promontorio	OV Drilling	Underground	UGPM19-001 to UGPM19-040	2,523.1	39
	Valenciana	OV Drilling	Underground	UGV19-001 to UGV19-018	1,819.0	18
2020	Guanajuatito	KAV Drilling	Underground	UGG20-001 to UGG20-06	437.0	6
	Los Pozos	KAV Drilling	Underground	UGP20-001 to UGP20-091, UGSM20-008	6,897.0	92
	Santa Margarita	KAV Drilling	Underground	UGSM20-001 to UGSM20-007, UGSM20-009	2,012.5	8
	Valenciana	KAV Drilling	Underground	UGV20-001 to UGV20-008	2,756.0	8
2021¹	Guanajuatito		Underground	UGG21-001 to UGG21-007	1154.0	7
	Cata			UGC21-001 to UGC21-014	624.0	14
	Los Pozos		Underground	UGP21-001 to UGP21-018, UGPZI21-012, UGPZI21-013	1,574.5	20
	Promontorio			UGPRI21-008 to UGPRI21-011	284.0	4
	Valenciana		Underground	UGV21-001 to UGV21-019, UGVI21-001 to UGVI21-007	2,906.4	26
Total					206,646.0	1,582

Note:

1.	January 1, 2021 to July 31, 2021

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Table 10.2: Drilling per year, San Ignacio

Year	Drilling Company	Location	ID	Total Depth (m)	Number of Holes
2010	BD Drilling Mexico	Surface	ESI10-001 to ESI10-005	2,294.0	5
2011	BD Drilling Mexico	Surface	ESI11-006 to ESI11-061	16,878.5	56
2012	BD Drilling Mexico	Surface	ESI12-062 to ESI12-103	9,556.3	43
2013	Servicios Drilling	Surface	ESI13-104 to ESI13-116	1,143.6	13
2014	Rock Drill	Surface	ESI14-117 to ESI14-141	3,728.0	25
	Servicios Drilling, Mexico	Underground	UGSI14-001 to UGSI14-002	104.1	2
2015	Rock Drill	Surface	ESI15-142 to ESI15-157	2,256.9	16
	Servicios Drilling, Mexico	Underground	UGSI15-001 to UGSI15-018	2,482.5	18
2016	Maza Drilling	Surface	ESI16-158 to ESI16-174	3,765.8	17
	Versa Perforaciones SA de CV	Underground	UGSI16-001 to UGSI16-026	5,263.9	26
2017	Maza Drilling	Surface	ESI17-175 to ESI17-230	13,962.5	56
	Versa Perforaciones SA de CV	Underground	UGDSI17-001 to UGDSI17-003, UGSI17-001 to UGSI17-043	8,202.5	46
2018	Maza Drilling	Surface	ESI18-231 to ESI18-250	6,121.6	20
	Versa Perforaciones SA de CV	Underground	UGSI18-001 to UGSI18-033	5,600.8	33
2019	Maza Drilling	Surface	ESI19-251 to ESI19-280	7,482.1	30
	Versa Perforaciones SA de CV	Underground	UGSI19-001 to UGSI19-045	3,239.0	45
2020	Versa Perforaciones SA de CV	Surface	ESI20-281 to ESI20-315	7,267.5	35
	DR Drilling	Underground	UGSI20-046 to UGSI20-082	2,890.2	37
2021¹	Versa Perforaciones SA de CV	Surface	ESI21-316 to ESI21-340	8,241.0	37
	KAV Drilling	Underground	UGSI21-001 to UGSI21-005	363.5	5
Total				110,844.3	565

Note:

1.	January 1, 2021 to July 31, 2021

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex
11.0	Sampling Methodology & Procedures
11.1	Drill Core Sampling

The drill core samples were prepared by technicians working under the direction of the Mine and Exploration Geologists. The exploration diamond drill core is of HQ and NQ diameter. The production holes drilled prior to July 2011 were generally AQ diameter. During July 2011, a BQ diameter rig (Diamec) was added to the production drilling capacity.

Depending on the diameter of the drill core to be sampled, it is either cut in half using a diamond bladed saw (NQ and HQ) or sampled whole (AQ and BQ). A technician then records the intervals for sampling in a numbered and perforated ticket book, a numbered part of each ticket is stapled to the core tray at the appropriate sample interval and the butt portion of the ticket book is completed with drill hole number and interval information. For each sample interval, the core (or half core) is placed along with a numbered ticket inside a pre-numbered clear plastic sample bag. The bag is then tied with string and delivered with other samples from the same hole to the onsite Cata laboratory. Sample numbers and intervals are written on the ticket books for later data capture.

Sample lengths are generally determined by mineralogical or lithological characteristics. For the exploration drilling, the protocol is for maximum sample lengths to be 1.5m and the minimum length to be 0.5 meters. For production drilling, in areas of little or no obvious mineralization, maximum sample lengths are from 1.5 to 2.0 meters. In mineralized or silicified zones, the maximum sample length is reduced to 0.6 meters while the minimum length is 0.3 meters. There are several instances where drill samples with lengths greater than 2.0 meters occur in the database, the reason being that for broken and/or small diameter core.

In the authors’ opinion, drill sample preparation methods carried out by Great Panther personnel are adequate, appropriate and of industry standard.

11.2	Channel Sampling Procedures

Channel sampling is carried out daily in accessible stopes and development headings by technicians after the sample positions are marked out by a geologist and a detailed drawing of the face is made. The samples consist of chips broken along a line across the structure using a rock hammer and chisel.

The quality of the channel samples is more variable than the drill samples. The rock is observed to be highly variable in hardness and competence and it is therefore difficult to achieve volumetrically consistent representation along the entire sample length. Sample bias can result where higher grades happen to correlate with zones of hardness characteristics.

The increased variance may also be due to the use of the mat rolling technique to reduce the channel sample mass. It is recommended that an alternative method to mat rolling be used to reduce the sample size if possible.

The channel sample data is stored digitally in Microsoft SQL© database, along with grade information and notes regarding the location from which the sample was taken. Improvements in the documentation of underground sampling were instituted in 2012 so that continuous channel sampling is recorded as a pseudo-drill hole. This system has made compositing of samples possible.

In the authors’ opinion, channel sample preparation methods carried out by Great Panther are adequate, appropriate and of industry standard.

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11.3	Sample Preparation, Analytical Methodology, & Procedures
11.3.1	Analytical Laboratory

Most of the analytical work was carried out at an on-site laboratory managed by Great Panther staff, which is located within the confines of the Cata facility The laboratory was constructed by the SGS Group under the supervision of Great Panther and from 2006 - 2018 was operated by the SGS Group. The laboratory reverted to Company management (Cata laboratory) at the beginning of 2019, and therefore lost its accreditation that was gained when under management of the SGS Group. However the staff and procedures were maintained. The laboratory is equipped to perform Aqua Regia digest, fire assay, gravimetric and atomic absorption spectroscopy (AAS).

The analysis process involves initial receipt of samples by Cata laboratory from Geology personnel followed by oven-drying of samples. Dry samples are then run through a crusher (10 mesh) and subsequently a 200g split is run through a disc mill for pulverizing to 98% passing 200 mesh. Samples are analysed by Aqua Regia with an AA finish, and any that report greater than 10g/t Au or 300g/t Ag are re-analysed by fire assay with a gravimetric finish. The laboratory can also perform determinations for arsenic, copper, lead, zinc, and antimony but these elements are not typically analysed for drill hole or channel samples.

The author visited the Cata laboratory and found it to be orderly and appropriately configured for the analytical work required. Internal QA/QC conducted, and analytical methods used, are to industry standard. The laboratory was ISO certified under SGS Group to the end of 2018. An enhanced umpire assay regime was commenced in early 2019, by submitting GMC Exploration department core sample pulps to SGS-Durango for re-assay. This includes re-assay of core samples and Company inserted standards, blanks, and duplicates.

11.3.2	Density Determination

Samples approximately 10cm in length were selected from whole or half-core (NQ or HQ) by the field technician and returned to the core box after bulk density determinations were completed.

The test work was completed on site by field technicians and followed the water submersion method on air-dried samples (not in an oven). Non-friable, non-porous core samples were weighed in air and then weighed while suspended from the scale in a basket, which was submerged in water. The raw information was recorded on paper logs.

Although no formal QA/QC program was in place to provide confidence in the precision or accuracy of the results, the results are within the range of expected density values for the material tested. It is recommended that duplicate samples selected at a standard frequency be sent to an external laboratory for testing and the scale monitored regularly using a standard weight to add confidence to the dataset.

The author believes that the bulk density test work was conducted using appropriate procedures and is reliable for Mineral Resource estimation.

11.4	Sample Security

Sample security is considered by the authors to be acceptable and in line with common industry practices. The Geology Department and Exploration core sheds and the Cata laboratory are located within the Cata Facility which is fenced and guarded around the clock.

11.5	Quality Assurance & Quality Control Methodology & Procedures

Until the end of 2018 the SGS-GTO / Cata laboratory manager conducted routine Quality Assurance/Quality Control (QA/QC) and instrument calibration and maintained a database of the results. This was continued with the reversion of the laboratory to Company management.

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Additional to internal laboratory QA/QC monitoring, Great Panther personnel also insert quarter-core duplicates, standards, and blanks into the channel and drill sample streams as well as arranging regular umpire checks with a Certified Laboratory. The protocol is for a duplicate for every 19 samples, and one blank and a standard for every 40 samples. Suspicious QA/QC results are detected by the Database Administrator who informs the relevant Geologist. Re-assaying is performed in cases where data entry and sample collection issues such as sample swaps are ruled out by the Geologist.

In January 2013, Great Panther Topia and Guanajuato QA/QC data were audited by Dr. Wesley M. Johnson of Quality Analysis Consultants. Regarding SGS GTO laboratory, the author has stated that 'There is no obvious problem with the data generated in the laboratory from either an accuracy or a precision standpoint.’ (Johnson, 2013).

As a precaution with the laboratory reverting to the Company the authors have run parallel analytical work on GMC drill program whereby samples are initially prepared and assayed at Cata laboratory, and pulps sent to SGS-Durango certified assay facility for re-assay, including inserted blanks, duplicates, and standards.

QA/QC material herein considered and reviewed for this report include samples from August 1, 2020 to July 31, 2021 inclusive for San Ignacio and Guanajuato.

Sample batches are only included in this TR’s mineral resource estimate if after analysis the sample batch passes the QA/QC monitoring In the case of sample batches with QA/QC failures, re-analysis is requested of the batch or intervals effected.

In the authors’ opinion, the QA/QC program employed by Great Panther is adequate, appropriate and is in line with industry standards.

11.5.1	Blanks

The blank material was collected from a barren rhyolite tuff (La Bufa Formation) on the south side of Guanajuato. It was crushed, pulverized, and homogenized at the Cata laboratory. During the period considered herein, blanks were analysed in the laboratory by either Aqua Regia digest with Atomic Absorption finish (Ag, Au). Blank material was also shipped to SGS-Durango as part of the QA/QC from exploration department drill core. The results of each are charted below. Values limits for gold and silver should not exceed 0.005 g/t and 2 g/t (SGS-Durango) or 5 g/t (Cata lab), respectively. Figure 11.1 through Figure 11.4 illustrates the assay results for blank samples.

Table 11.1 below provides details of Blanks result outliers from the established accepted parameters inserted on underground channel and DDH sampling activities. Two outliers for Au and Ag are likely mislabelled standard samples. Of the remaining 19 gold outliers six were >0.01g/t and ranging up to 0.28g/t.

It is the authors’ opinion that the blank insertion program is adequate and that the results are of sufficient quality for use in the Mineral Resource estimation.

Table 11.1: Blanks outside QA/QC accepted parameters

Element	Material	Total	No. over (Au<0.005 & Ag< 2 ppm)	Percentage outside limits
Au	Blank	838	21	2.51%
Ag	Blank	837	4	0.005%

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Figure 11.1: Ag assays of “Blank” material, U/G sampling

Figure 11.2: Au assays of “Blank” material, U/G sampling

Figure 11.3: Ag assays of “Blank” material, DDH sampling

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Figure 11.4: Au assays of “Blank” material, DDH sampling

11.5.2	Standards

Between 2017-2018, two standards (GTS11 and GTS12) were produced by SGS-Durango laboratory and certified by SGS© after Round Robin assaying by five laboratories (4 external). African Mineral Standards (AMIS) supplied a standard GTS13, starting July 2019. In 2020, GTS14 and GTS15 were purchased from OREAS. In 2020 GTS16 and GTS17 were commissioned from SGS in Durango using GMC collected sample material. In 2020 GTS18 was commissioned from Corporacion Quimica Platenum based in Siloa, Mexico using GMC collected sample material. Previously, thirteen (13) other standards developed by WCM Minerals© (PM929, PM1140, PM114 and PM1129), SGS© Durango (GTS03, GTS05, GTS06, GTS07, GTS08, GTS09, and GTS10), SKYLINE© (GTS04), and Rocklabs© (SP49) had been in usage prior to 2017. Seven standards, GTS10, GTS12, GTS13, and GTS15 through GTS18, were used during the time of this TR. Table 11.2 provides the limits for each standard used at GMC. Table 11.3 below, provide details of the standard sample results for underground channel samples which fall outside three standard deviations of the expected value.

Table 11.4 below, provide details of the standard sample results for drill core samples which fall outside three standard deviations of the expected value.

Figure 11.5 through Figure 11.24 illustrate the assay results for standards samples from August 1, 2020 through July 31, 2021 at San Ignacio and Guanajuato.

Table 11.2: Expected values for the GMC Standards used for QA/QC

STD	Element	Method	Certified Value	Tolerance Interval		Date of Usage		Source
				Low	High	From	To
GTS03	Ag	ICP12B	45.64	27.76	63.52	3/2/2009	6/1/2013	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	ICP12B	0.3	0.06	0.54
GTS04	Ag	ICP12B	165	141	189	3/31/2009	12/5/2012	Internal standard prepared from Guanajuato Vein Material by Skyline
	Au	ICP12B	1.15	0.73	1.57
GTS05	Ag	4A_AAS	36.86	26.51	47.21	10/19/2012	12/29/2015	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	Au_AA23	0.353	0.245	0.461
GTS06	Ag	4A_AAS	121	94.39	147.61	10/17/2012	12/23/2014	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	Au_AA23	1.133	0.773	1.493
GTS07	Ag	4A_AAS	48.5	40.4	56.6	4/7/2014	1/21/2016	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	Au_AA23	0.372	0.282	0.462
GTS08	Ag	4A_AAS	7.6	4	11.2	4/23/2014	11/30/2015	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	Au_AA23	0.615	0.405	0.825
GTS09	Ag	GE_AA321E	155.2	120.7	189.7	9/1/2015	4/28/2017	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	GE_FA313	1.369	0.979	1.759
GTS10	Ag	FAA313	114.8	100.25	129.35	2/4/2017	Current	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	GE_FA313	0.549	0.429	0.669
GTS11	Ag	FAA313	137.63	123.56	151.70	6/4/2017	Current	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	FAA313	0.798	0.648	0.948

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STD	Element	Method	Certified Value	Tolerance Interval		Date of Usage		Source
				Low	High	From	To
GTS12	Ag	FAA313	302.10	278.10	326.10	6/4/2017	Current	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	FAA313	1.579	1.399	1.759
GTS13	Ag	FAA_GE/GC	158	135.2	180.8	07/27/2019	Current	AMIS
	Au	FAA_GE/GC	2.49	1.650	3.329
GTS14	Ag	ASS_GE	50.1	44.88	55.32	01/20/2020	Current	OREAS
	Au	FAG_GC	0.712	0.712	0.838
GTS15	Ag	ASS_GE	118	103.6	132.4	02/05/2020	Current	OREAS
	Au	FAG_GC	1.95	1.75	2.15
GTS16	Ag	FAG_GC	28.6	24.5	32.8	03/09/2020	Current	SGS
	Au	FAG_GCAA	0.77	0.62	0.91
GTS17	Ag	FAG_GC	433	410	455	03/30/2020	Current	SGS
	Au	FAG_GCAA	2.74	2.31	3.17
GTS18	Ag	FA-AA	243.88	231.69	256.07	10/05/2020	Current	Corporacion Quimica Platinum
	Au	FA-Grav	1.354	1.205	1.503
PM1129	Ag	FAA313	34	32	38.1	7/27/2011	5/16/2012	WCM Minerals Commercial Gold and Silver Reference Material
	Au	FAA313	3.46	3.18	3.99
PM1114	Ag	FAA313	330	315	355	1/28/2011	9/13/2011	WCM Minerals Commercial Gold and Silver Reference Material
	Au	FAA313	1.61	1.545	1.72
PM1140	Ag	FAA313	48.4	46	51	9/12/2012	12/12/2012	WCM Minerals Commercial Gold and Silver Reference Material
	Au	FAA313	1658	1577.2	1748.5
PM929	Ag	FAA313	65	60.45	67.1	8/25/2012	9/25/2012	WCM Minerals Commercial Gold and Silver Reference Material
	Au	FAG313	5.1	4.87	5.428
SP49	Ag	FAG313	60.2	59.2	61.2	8/8/2011	12/27/2012	Rocklabs. Feldspar minerals, basalt and iron pyrite with Feldspar minerals, basalt, and iron pyrite with minor quantities of finely divided gold and silver-containing minerals
	Au	FAG313	18.34	18.22	18.46

Table 11.3: Standard sample results outside 3 standard deviations, U/G sampling

Element	Standard ID	Total	No. outside 3 Std. Dev.	Percentage outside 3 Std. Dev.
Ag	GTS13	128	4	3.1%
Au	GTS13	128	0	0.0%
Ag	GTS15	128	16	12.5%
Au	GTS15	128	13	10.2%
Ag	GTS17	43	9	20.9%
Au	GTS17	43	2	4.7%
Ag	GTS18	221	4	1.8%
Au	GTS18	221	0	0.0%

Table 11.4: Standard sample results outside 3 standard deviations, DDH sampling

Element	Standard ID	Total	No. outside 3 Std. Dev.	Percentage outside 3 Std. Dev.
Ag	GTS10	1	0	0.0%
Au	GTS10	1	0	0.0%
Ag	GTS12	1	0	0.0%
Au	GTS12	1	0	0.0%
Ag	GTS13	13	0	0.0%
Au	GTS13	13	0	0.0%
Ag	GTS16	150	32	21.3%
Au	GTS16	150	6	4.0%
Ag	GTS17	142	7	4.9%
Au	GTS17	142	6	4.2%
Ag	GTS18	15	1	6.7%
Au	GTS18	15	0	0.0%

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A few comments are needed regarding the failure rates of Au or Ag in the standards. The most used standards from underground sampling were GTS13, GTS15, GTS17, and GTS18. Standards GTS13 and GTS18 had low (<5%) failure rates for both Au and Ag. Standard GTS15 had high failure rates for Ag (12.5%) and Au (10.2%), while GTS17 had a high failure rate for Ag (20.9%), but a low failure rate for Au (4.7%).

Regarding the drill hole used standards GTS10 and GTS12 were only used once, each, and both Au and Ag in both had 0% failure rate. GTS13 was modestly used with 0% failures for Au and Ag in 13 samples used. GTS18 was also modestly used with 1 Ag failure (6.7%) and no Au failures in 15 samples used. The dominantly used standards were GTS16 and GTS17. GTS16 had a high failure rate for Ag at 21.3% while the gold failure rate was below 5%. GTS17 had low failure rates for both Au and Ag.

As for why standard GTS17 had a high Ag failure rate with the underground samples while a low Ag failure rate with the drill hole samples is unknown but all the failures were on the low side (except one high side failure with the underground sample submissions).

A closer look was made into the drill hole submitted samples with GTS16, as the standard in many cases was assayed at both Cata and SGS-Durango labs (SGS-DGO). Overall, the failure rate for Ag was 21.3%, but Ag failed at both SGS-Durango at a rate of 29.1% (16 of 55 standard assays), and Ag failed at the Cata lab at a rate of 14.9% (21 of 141 standard assays). The SGS-Durango lab failed dominantly on the high side, while the Cata lab failed equally on the high and low sides.

Why certain standards tend to fail (dominantly in silver) needs further investigation.

It is the authors’ opinion that the standard insertion program is adequate and that the results are of sufficient quality for use in the Mineral Resource estimation.

Figure 11.5: Ag assays of Standard “GTS13”, U/G sampling

Figure 11.6: Au assays of Standard “GTS13”, U/G sampling

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Figure 11.7: Ag assays of Standard “GTS15”, U/G sampling

Figure 11.8: Au assays of Standard “GTS15”, U/G sampling

Figure 11.9: Ag assays of Standard “GTS17”, U/G sampling

Figure 11.10: Au assays of Standard “GTS17”, U/G sampling

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Figure 11.11: Ag assays of Standard “GTS18”, U/G sampling

Figure 11.12: Au assays of Standard “GTS18”, U/G sampling

Figure 11.13: Ag assays of Standard “GTS10”, DDH sampling

Figure 11.14: Au assays of Standard “GTS10”, DDH sampling

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Figure 11.15: Ag assays of Standard “GTS12”, DDH sampling

Figure 11.16: Au assays of Standard “GTS12”, DDH sampling

Figure 11.17: Ag assays of Standard “GTS13”, DDH sampling

Figure 11.18: Au assays of Standard “GTS13”, DDH sampling

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Figure 11.19: Ag assays of Standard “GTS16”, DDH sampling

Figure 11.20: Au assays of Standard “GTS16”, DDH sampling

Figure 11.21: Ag assays of Standard “GTS17”, DDH sampling

Figure 11.22: Au assays of Standard “GTS17”, DDH sampling

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Figure 11.23: Ag assays of Standard “GTS18”, DDH sampling

Figure 11.24: Au assays of Standard “GTS18”, DDH sampling

11.5.3	Duplicates

Duplicates are routinely taken for channel samples and drill samples and are sent to the laboratory to be assayed via the same method as the respective originals. An analysis of the results of all duplicate-original pairs assayed during the period considered revealed the following R2 coefficient determinations for Ag and Au, under-ground sampling returned 0.900 and 0.797 respectively, and diamond drill sampling returned 0.967 and 0.326 respectively. On a closer look at the diamond drill sampling Au R2 coefficient determinations, if 4 duplicate pairs are removed then the R2 coefficient is a more reasonable 0.724. Of the four samples one has a differing Au value of >30g/t while the other three samples have variations of 1-2g/t between labs. A close review of the duplicate assays needs to be done upon receiving assay certificates so that both original and duplicate can be re-assayed.

These results are considered reasonable due to the nugget effect associated with the various mineralized zones at Guanajuato and San Ignacio operations.

Figure 11.25 through Figure 11.28 illustrate the assay results for duplicate samples. Figure 11.29 filtered out four duplicate DDH pairs with notable assay variations.

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Figure 11.25: Ag analysis of duplicate-original pair results in U/G sample batches

Figure 11.26: Au analysis of duplicate-original pair results in U/G sample batches

Figure 11.27: Ag analysis of duplicate-original pair results in DDH sample batches

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Figure 11.28: Au analysis of duplicate-original pair results in DDH sample batches

Figure 11.29: Au analysis of duplicate-original pair results in DDH sample batches (filtered)

11.5.4	Umpire Checks

A program of umpire assaying was initiated in 2019, and continued through the effective period of this report, as an additional QA/QC measure. QA/QC monitoring of the GMC laboratory includes shipping all exploration drill-hole pulps to SGS-DGO for re-analysis and statistical comparison of assay values using correlation coefficients. All original assay-umpire assay pairs have been considered for the effective period. Figure 11.30 and Figure 11.31 represent the plots of the R2 coefficient of correlation for silver (0.954) and gold (0.909) between the sample pairs. A high correlation exists between the Cata lab (MVS-GTO) and SGS-DGO.

Overall correlation between original and umpire lab assays is considered reasonable and acceptable.

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Figure 11.30: Ag lab result sample correlation, DDH sampling

Figure 11.31: Au lab result sample correlation, DDH sampling

11.6	Qualified Persons Statement on Sampling, Analysis, & Quality Control

Sample batches are only included in this TR’s mineral resource estimate if after analysis, the sample batch passes the QA/QC monitoring. In the case of sample batches with QA/QC failures, re-analysis is requested of the batch or intervals effected and the QA/QC re-evaluated. After verification, in the authors’ opinion that appropriate chain of custody and sample selection, sample preparation, analysis and QA/QC procedures were followed during the sample preparation and analytical process for the period covered by this TR and that they are adequate, appropriate and in line with industry standards.

The author recommends that although the quality control insertion program is adequate, it may be improved and should be monitored on monthly basis. In this way, incidents where a number of batches of samples were analysed due to the incorrect location or description code attributed to standard and blank analyses, could have been avoided.

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12.0	Data Verification
12.1	Data Verification Procedures

The GMC database review (both Guanajuato and San Ignacio drill and channel samples) included drill-hole location, down-hole survey, lithology, mineralogy, alteration, density, structural features, recovery and RQD, and sample assays, including the results from quality control samples.

The data from the supplied database was checked for missing intervals, out of sequence intervals, non-numerical values, negative values, and any other obvious errors.

Any data found to have such issues were either individually investigated and resolved or excluded from the final database used in modelling.

The validity of the channel sample and drill hole samples assays were audited. For the drill hole data audit, assay certificates of seventeen dispatches of holes drilled between August 1, 2020 and July 31, 2021 were selected, and compared with assays stored in the database. All results taken from certificates concurred completely with results stored in the database for both Au and Ag (a total of 977 results were checked).

The logging and sampling procedures were reviewed on site and the authors are satisfied that they meet industry standard practices. Geological logs were reviewed against selected intersections of half core from three drill holes. Core box intervals were checked and compared measurements of core recovery and RQD against values recorded in the database. Geology and mineralization were observed as described in the logs. No significant discrepancies were observed.

The validity of the channel sample assays was audited in the same way as described above for the drill samples. Eighteen dispatches were selected within the period August 1, 2020 to July 31, 2021. All channel samples within the dispatches were compared by element as provided on the assay certificates with the results stored in the database (a total of 1,066 results checked). All results taken from certificates concurred completely with results stored in the database for both Au and Ag.

The onsite assay laboratory was inspected and found to be secure, orderly, and appropriately configured for the analytical work required. The assay protocols are conventional methods, commonly used in the industry.

12.2	Limitations of Data Verification

The authors thoroughly reviewed and audited the data and found no significant issues or inconsistencies.

12.3	Qualified Persons Statement on Data Verification

The author has verified the data and data verification procedures and is of the opinion that the data underlying the information is adequate for the Mineral Resources estimation or opinions contained in this report.

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13.0	Mineral Processing and Metallurgical Testing

Ore from the Great Panther’s Guanajuato and San Ignacio operations are being treated at the Guanajuato site plant. Great Panther have operated the metallurgical plant since 2006. The processing plant uses conventional crushing, grinding, milling, flotation, and concentrate dewatering circuits to generate sulphide concentrates containing silver and gold, which are sent offsite for smelting and refining. The plant operated at a rate of 679 tonnes per operating day for the effective period of this TR from August 1, 2020 to July 31, 2021. This included 163,012 tonnes milled from the Guanajuato Mining Complex, at a head grade of 120g/t Ag and 1.53g/t Au, and specifically 46,910 tonnes from Guanajuato, at a head grade of 173g/t Ag and 1.18g/t Au, and 116,102 tonnes from San Ignacio, at a head grade of 98g/t Ag and 1.67g/t Au.

Silver and gold are recovered as components of a sulphide concentrate containing pyrite, electrum, and silver sulphide minerals. As of July 2016, the practice of separately “batching” Guanajuato and San Ignacio ores was ended and the ores from both mines are blended before crushing and milled concurrently. The recoveries for the effective period of this report (August 1, 2020 to July 31, 2021) were 86.4% for silver and 85.7% for gold. Blending of the Guanajuato and San Ignacio material began in July 2016 and the processing (milling) of the blended ore continues to date.

In addition to the operation of the plant, Great Panther has undertaken some metallurgical test-work aimed at improving the operation of the plant. During 2011 this has included the addition of a new flotation section with the installation of five new fully automated Outotec cells which replaced the old sections of rougher cells. In 2012 a small regrind mill was installed with improvements in metallurgical recoveries. In 2012 and 2013 the primary crushing units were upgraded with a new Metso HP300 crusher, and new vibrating twin screens. Lastly, in 2013, a new state of the art filter press was installed to reduce water content in the concentrate.

For additional metallurgical testing refer to Section 17.0 of this Technical Report. The metallurgical testing samples were collected throughout the active areas of the mine and are representative of the mineralization present at Guanajuato and San Ignacio. There are no deleterious elements or processing factors that significantly affect the extraction of silver and gold into the concentrate.

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14.0	Mineral Resource Estimates

The Mineral Resource estimates included in this TR are forward-looking statements. There are material factors that could cause actual results to differ materially from the conclusions, forecasts, or projections set out in this TR. Some of the material factors include differences from the assumptions made in the TR regarding grades, metals prices, currency exchange rates, metals production rates, schedule of development, labour, consumables and other material costs, markets and market prices, and other circumstances such that the project proceeds, as described in the TR. See Section 24.0 for a discussion about the forward-looking statements included in this TR and the key assumptions upon which they are based, and risks and uncertainties associated with such forward-looking statements. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

14.1	Introduction

This report includes updated Mineral Resource estimates for the GMC Guanajuato and San Ignacio operations with an effective date of July 31, 2021. This update supersedes the previous mineral resource estimates for the Guanajuato and San Ignacio by Brown and Nourpour (2020a), Brown and Nourpour (2020b), and Brown and Nourpour (2020c), and Wunder (2018), with effective dates of July 31, 2020, October 31, 2019, July 31, 2019, and August 31, 2017, respectively.

There are no known environmental, legal, title, taxation, socio-economic, marketing, political or other factors that are expected to materially affect the Mineral Resource estimates detailed in this report. The Company has been experiencing delays in obtaining approvals to expand the GMC tailings storage facility which if not resolved may affect the GMC operations. For a discussion of these permitting matters, refer to Section 20.2.3 of this report.

Geological modelling and subsequent Mineral Resource estimation were performed by Great Panther under the supervision of the Qualified Persons in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2019). The geological data compilation, interpretation, geological modelling and Mineral Resource estimation methods and procedures are described in the following Sections.

14.1.1	Definition of Mineral Resource Estimates

For estimating the Mineral Resources for the Great Panther GMC mines, the Qualified Person has applied the definitions of “Mineral Resource” as set forth in the CIM Definitions Standards, adopted May 10, 2014 (CIMDS).

Under CIMDS, a Mineral Resource is defined as:

“…a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

Mineral Resources are subdivided into classes of Measured, Indicated, and Inferred, with the level of confidence reducing with each class, respectively. Mineral Resources are reported as in-situ tonnage and are not adjusted for mining losses or mining recovery. There are no Mineral Reserves disclosed in this report.

During the effective period of this TR (August 1, 2020 to July 31, 2021) at total of 46,910 tonnes grading 173g/t silver and 1.18g/t gold has been milled from Guanajuato, and a total of 116,102 tonnes grading 98g/t silver and 1.67g/t gold has been milled from San Ignacio.

The resources were estimated from six area-specific block models at Guanajuato, and eighteen block models at San Ignacio. A set of 44 wireframes representing the mineralized zones served to constrain the block models and data subsequently used in Inverse Distance Cubed (ID3) Au and Ag grade interpolation. The effective date of the estimate is July 31, 2021.

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The geological interpretation was provided by the Company. Wireframe modelling was completed using MICROMINE and Leapfrog 3D geological modelling software and grade estimation and geological modelling completed using by MICROMINE software.

14.2	Geological Database

All underground channel and drill hole sample data collected under the supervision of the Guanajuato Geology Department are entered and stored within a Microsoft SQL database.

Sample intervals with assay values lower than the detection limit for silver and gold were imported at the detection limit. The MICROMINE database records the sample as being less than detection. For analysis in external software (e.g. MS Excel), the values were converted to half the detection limit.

14.2.1	Guanajuato

A validated dataset (see Section 12.0 of this TR for Database Validation) extracted from the Guanajuato SQL database and subsequently used in modelling consisted of 1,584 drill holes and 189,867 underground channel samples. This dataset contained data current up to and including July 31, 2021.

Most holes in the dataset are angled towards the northeast at moderate to steep angles in fans collared from development headings located in the hanging wall of the mineralized vein structures. Holes range in length from 3 meters to 430 meters. Channel samples with an average width of 0.76 meters consist primarily of individual samples with corresponding mid-point co-ordinates; all have azimuth and dip information to allow display of “pseudo drill holes”.

Drilling is spread out over an approximate area of 3,650 meters (northwest-southeast) by 1,000 meters (northeast-southwest). The average drill sample length is 1.09 meters.

14.2.2	San Ignacio

A validated dataset (see Section 12.0 of this TR for Database Validation) extracted from the Guanajuato SQL database and subsequently used in modelling consisted of 573 drill holes and 76,299 underground channel samples. This dataset contained data current up to and including July 31, 2021.

Most holes in the dataset are angled towards the west-southwest at moderate to steep angles in fans collared from development headings located in the hanging wall of the mineralized vein structures. Holes range in length from 9 meters to 600 meters and the average drill sample length is 0.91 meters. Channel samples with an average width of 0.67 meters consist primarily of individual samples with corresponding mid-point co-ordinates; all have azimuth and dip information to allow display of “pseudo drill holes”.

For this report, drill holes and underground samples between sections 1,200S and 1,225N, were utilized in the Mineral Resource estimate.

14.3	Geological Interpretation
14.3.1	Topography & Underground Workings

All wireframes for underground workings were generated by Great Panther personnel using a combination of digitized historic level plans and drill-hole logs. These wireframes were subsequently cut from the mineralization wireframes to generate total mined solids.

14.3.2	Geological Modelling Domains

Domain modelling is generally considered the first step in estimating resources for a mineral deposit. It consists of separating the mineralized material into different domains with distinct geological characteristics, grade distributions, and spatial continuity of geology and grade. In practice, each domain takes the form of a 3D envelope often interpreted on sections or levels by a geologist.

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14.3.2.1	Guanajuato

There are 26 wireframes representing each of the mineralized zones contained within the six areas created by Great Panther personnel and provided for use in resource modelling. Each wireframes’ name was assigned to the block model and assay intervals associated with each zone. Every assay located at >50% within one or more of the 26 wireframes received a corresponding code. Details on area and zone names and zone orientation are presented in Table 14.1.

Table 14.1: Vein and vein orientation, Guanajuato

Area	Zone/Vein	Dip (Deg)	Dip Direction (Deg)
Cata	Cata Contacto	-46	236
	Cata Alto1	-41	227
	Cata Alto2	-34	207
	Cata Alto3	-35	193
	Cata Alto4	-19	233
	Cata Alto4a	-6	215
	Cata Alto 5	-30	192
Los Pozos	Pozos VM FW	-41	235
	Pozos VM HW	-38	235
Guanajuatito	GTTO VM	-45	235
	GTTO BO	-53	235
Santa Margarita	SM Camacho	-50	195
	SM Martin	-47	195
	SM Mendiola	-61	197
	SM VM FW	-40	233
	SM HW below 510	-48	235
Valenciana	VA VM HW	-46	236
	VA VM BO1	-47	236
	VA VM BO2	-41	236
	VA VM COBO	-53	236
Promontorio	Prom Alto1	-60	235
	Prom Alto2	-49	235
	Prom Int1	-61	235
	Prom Int2	-49	235
	Prom VM FW	-35	235
	Prom VM HW	-46	235
14.3.2.2	San Ignacio

The domains (Table 14.2) were modelled to include vein, vein breccia, and stockwork material that were interpreted by Great Panther to form continuous veins. Not all material that was logged as vein, vein breccia, or stockwork was included in the eighteen-modelled domains, as some of this material could not be correlated between drill holes, and not all the intersections used to model the veins were mineralized. Details on zone names and zone orientation are presented Table 14.2.

Table 14.2: Vein and vein orientation, San Ignacio

Zone/Vein	Dip (Deg)	Dip Direction (Deg)
Melladito	-64	65
Melladito BO	-60	65
Melladito South	-64	65
Purisima	-47	245
Purisima Bo	-70	245
Purisima Int	-70	228

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Zone/Vein	Dip (Deg)	Dip Direction (Deg)
Purisima HW	-75	245
Intermediate	-87	245
Intermediate 2	-77	65
Nombre De Dios	-52	245
Nombre De Dios 1.5	-60	245
Nombre De Dios 2S	-62	245
Nombre De Dios 2N	-38	245
Nombre De Dios 3	-78	65
Santo Nino	-47	245
700	-62	245
740	-75	245
711	-70	245

14.3.3	Assay Composites & Descriptive Statistics

Assay intervals were tagged for each area and zone, as described previously. Any assay contained at >50% within a wireframe received a domain name. Only samples with a domain name were used in the relevant grade interpolation.

Common industry practice is to composite samples to a standard specified length as a method of mitigating grade bias that may potentially result from variable primary sample lengths.

14.3.3.1	Guanajuato

All drill samples were composited to a length of 1.5 meters (maximum allowable drill assay interval length as documented in core processing protocols) prior to use in grade interpolation. Underground samples were stored as intervals and composited to a length of 1 meter prior to use in grade interpolation.

The validated assay database contains 88,165 sample intervals from drill holes and 189,867 individual channel sample intervals from underground development and mining areas. Assay results reported to be below laboratory detection limits were replaced with a value of half the detection limit.

A total of 2,141 drill intervals and 64,799 underground samples were used for resource modelling process. For a sample be included in a resource model, at least 50 percent of the sample length need to lie within the wireframe. Table 14.3 and Table 14.4 provide summary statistics for these intervals.

Table 14.5 and Table 14.6 summarize the statistics of composited silver and gold grades respectively for Guanajuato.

Figure 14.1 and Figure 14.2 are histogram plots for sample lengths of underground channel samples and drill core samples respectively for Guanajuato.

Table 14.3: DDH sample statistics by area, Guanajuato

Vein/Zone	Count	Min	Max	Mean	Std. Dev.	Variance
Au
Cata	410	0.001	73.50	2.13	7.43	55.19
Los Pozos	498	0.001	14.26	1.19	2.03	4.12
Santa Margarita	297	0.001	71.60	2.78	8.41	70.74
Guanajuatito	310	0.001	53.70	1.26	4.08	16.63
Valenciana	422	0.001	87.07	1.29	4.53	20.54
Promontorio	204	0.001	24.10	2.16	3.29	10.80
Ag
Cata	410	1	16,400	608	1,948	3,795,527
Los Pozos	498	1	5,452	235	491	240,907
Santa Margarita	297	1	4,370	53	287	82,284

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Vein/Zone	Count	Min	Max	Mean	Std. Dev.	Variance
Guanajuatito	310	1	5,830	196	496	245,668
Valenciana	422	1	1,257	127	226	51,182
Promontorio	204	1	1,210	112	172	29,535

Table 14.4: U/G sample statistics by area, Guanajuato

Vein/Zone	Count	Min	Max	Mean	Std. Dev.	Variance
Au
Cata	7,621	0.001	119.00	1.05	4.78	22.8
Los Pozos	20,508	0.001	1,149,36	1.32	8.90	79.22
Santa Margarita	7,424	0.001	768.39	3.20	16.79	281.75
Guanajuatito	15,221	0.001	164.32	0.88	3.18	10.13
Valenciana	9,983	0.001	222.11	1.65	6.85	46.91
Promontorio	4,039	0.001	150.57	1.62	5.02	25.24
Ag
Cata	7,621	1	33,300	310	1,282	1,644,649
Los Pozos	20,507	1	17,515	201	549	301,475
Santa Margarita	7,424	1	14,670	13	353	124,403
Guanajuatito	15,222	1	32,727	181	577	332,690
Valenciana	9,983	1	17,297	180	689	475,344
Promontorio	4,039	1	10,678	96	350	122,188

Figure 14.1: Histogram of channel sample length, Guanajuato	Figure 14.2: Histogram of drill hole sample length, Guanajuato

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Table 14.5: Descriptive statistics of composited silver grade by domain, Guanajuato

Vein/Zone	Type	Count	Mean	Minimum	Maximum	Median	Variance	Std. Dev.	CV	5th Percentile	75th Percentile	95th Percentile
Alto4	DH	43	143	0.1	900	6	67,752	260	1.82	0.1	118	834
	UG	869	143	0.1	1,300	14	88,019	297	2.07	0.1	94	927
Alto5	DH	91	21	0.1	244	4	1,952	44	2.08	0.1	14	162
	UG	1,235	122	0.1	1,500	9	81,867	286	2.34	0.1	64	779
Contacto	DH	61	600	0.1	4,353	324	711,117	1.41	1.41	0.1	677	2,180
	UG	1,753	403	0.1	15,952	14	1,905,385	1,380	3.43	0.1	131	1,942
GTTO VM	DH	301	200	1	4,134	15	219,277	468	2.34	1.0	193	1,009
	UG	12,538	181	1	29,459	48	336,451	580	3.20	1.0	161	738
GTTO BO	DH	11	335	10	873	283	99,609	316	0.94	15.5	472	870
	UG	2,045	185	1	5,323	67	137,119	370	2.00	7.0	182	744
Pozos VM FW	DH	288	183	1	2,130	59	126,890	356	1.95	1.0	162	848
	UG	12,417	209	1	17,515	58	273,117	523	2.51	1.0	199	845
Pozos VM HW	DH	187	240	1	2,572	96	144,937	381	1.59	1.0	290	1,446
	UG	5,541	173	1	9,441	62	156,012	395	2.28	1.0	173	675
SM Camacho	DH	31	262	1	4,370	9	667,001	817	3.13	1.0	39	1,062
	UG	511	204	1	4,499	20	218,751	468	2.29	1.0	156	1,119
SM Martin	DH	46	16	1	471	5	4,734	69	4.39	1.0	8	15
	UG	428	109	1	3,014	12	115,466	340	3.13	1.0	45	540
SM Mendiola	DH	8	194	1	569	98	45,352	213	1.09	1.0	364	503
	UG	29	9	1	42	1	140	12	1.31	1.0	11	33
SM VM FW	DH	199	21	1	250	5	1,948	44	2.11	1.0	14	111
	UG	4,999	63	1	8,321	17	43,145	208	3.31	1.0	55	237
VA VM HW	DH	225	165	1	1,257	44	62,446	250	1.51	1.0	225	648
	UG	2,105	208	1	13,139	24	487,884	698	3.36	1.0	121	989
VM BO1	DH	85	90	0.1	752	20	26,282	162	1.79	0.1	97	424
	UG	1,792	144	0.1	8,440	33	163,885	405	2.81	0.1	108	642
VM BO2	DH	33	129	3	982	70	39,612	199	1.54	4.0	146	488
	UG	1,367	276	0.1	14,333	34	839,375	916	3.32	0.1	133	1,323
VM COBO	DH	45	104	0.1	549	51	19,888	141	1.35	1.5	120	439
	UG	2,860	134	0.1	9,937	28	173,487	417	3.11	0.1	98	540
Prom Alto1	DH	5	5	2	13	3	22	5	0.97	2.0	4	11
	UG	89	135	1	1,999	20	121,923	349	2.59	1.0	1	728
Prom Alto2	DH	11	20	1	136	7	1,541	39	1.99	1.5	14	81
	UG	926	155	1	10,678	18	354,712	596	3.83	1.0	84	645
Prom Int1	DH	18	170	4	662	115	36,640	191	1.12	4.9	197	498
	UG	121	112	1	1,850	27	59,993	245	2.19	1.0	106	404
Prom Int2	DH	18	170	1	455	185	15,674	125	0.74	1.0	236	356
	UG	247	146	1	1,917	50	67,176	259	1.78	1.0	162	653
Prom VM FW	DH	56	95	1	490	30	16,267	128	1.35	1.0	162	335
	UG	828	62	1	2,379	16	33,094	182	2.95	1.0	0.82	236
Prom VM HW	DH	97	109	1	1,210	63	30,701	175	1.61	2.0	128	255
	UG	5,541	173	1	9,441	62	156,012	395	2.28	1.0	277	675

Mineral Resource Estimates	14-6 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Table 14.6: Descriptive statistics of composited gold grade by domain, Guanajuato

Vein/Zone	Type	Count	Mean	Minimum	Maximum	Median	Variance	Std. Dev.	CV	5th Percentile	75th Percentile	95th Percentile
Alto4	DH	43	0.715	0.001	7.000	0.02	2.464	1.57	2.197	0.001	0.290	4.560
	UG	869	0.574	0.1	8.000	0.05	2.015	1.419	2.474	0.001	0.278	3.710
Alto5	DH	91	0.206	0.001	2.570	0.018	0.191	4.372	2.122	0.001	0.210	0.925
	UG	1,235	0.555	0.001	9.000	0.051	1.873	1.368	2.465	0.001	0.327	3.506
Contacto	DH	61	1.757	0.001	8.430	0.85	5.303	2.303	1.311	0.01	2.500	7.81
	UG	1,753	1.228	0.001	69.000	0.061	21.531	4.64	3.778	0.001	0.363	6.011
GTTO VM	DH	301	1.293	0.001	37.804	0.130	12.999	3.606	2.788	0.007	0.810	5.607
	UG	12,538	0.899	0.001	164.320	0.220	10.944	3.308	3.681	0.013	0.698	3.554
GTTO BO	DH	11	1.138	0.033	2.920	1.230	1.053	1.026	0.902	0.047	1.663	2.762
	UG	2,045	0.848	0.001	34.160	0.296	3.750	1.936	2.283	0.038	0.796	3.081
Pozos VM FW	DH	288	0.806	0.001	12.600	0.320	1.917	1.385	0.025	0.009	0.982	3.475
	UG	12,417	1.330	0.001	464.888	0.388	26.752	5.172	3.890	0.017	1.264	5.323
Pozos VM HW	DH	187	1.380	0.001	9.420	0.660	3.422	1.849	1.341	0.010	1.676	5.077
	UG	5,541	1.014	0.001	74.286	0.319	8.518	2.920	2.879	0.019	0.861	3.721
SM Camacho	DH	31	8.587	0.001	67.330	1.430	264.098	16.251	1.892	0.005	10.835	42.567
	UG	511	1.172	0.001	26.877	0.249	6.302	2.510	2.141	0.004	1.040	5.560
SM Martin	DH	46	5.957	0.008	29.940	4.896	46.948	6.852	1.150	0.014	8.867	20.059
	UG	428	3.561	0.001	128.160	0.455	104.903	10.242	2.877	0.015	1.758	14.982
SM Mendiola	DH	8	1.27	0.059	3.113	1.123	1.243	1.115	0.878	0.069	1.864	2.902
	UG	29	0.179	0.001	0.763	0.044	0.062	0.249	1.400	0.001	0.287	0.759
SM VM FW	DH	199	0.998	0.001	40.927	0.028	13.901	3.728	3.735	0.001	0.390	3.905
	UG	4,999	2.707	0.001	253.930	0.208	101.110	10.055	3.715	0.010	1.140	12.496
VA VM HW	DH	225	1.702	0.001	87.070	0.660	35.733	5.978	3.513	0.005	2.020	5.138
	UG	2,105	1.243	0.001	100.753	0.144	23.691	4.867	3.917	0.001	0.689	5.326
VM BO1	DH	85	0.836	0.001	9.000	0.214	2.016	1.419	1.699	0.003	0.970	3.75
	UG	1,792	1.562	0.001	109.28	0.302	25.276	5.028	3.218	0.016	1.090	6.299
VM BO2	DH	33	1.236	0.02	9.587	0.557	4.094	2.023	1.637	4.000	146.000	4.855
	UG	1,367	2.581	0.001	149.790	0.289	81.08	9.004	3.489	0.011	1.144	12.815
VM COBO	DH	45	1.096	0.004	7.903	0.546	2.399	1.549	1.414	0.008	1.220	3.666
	UG	2,860	1.438	0.001	135.126	0.246	28.031	5.294	3.681	0.022	0.907	5.495
Prom Alto1	DH	5	2.615	0.079	7.420	1.241	9.221	3.036	1.161	0.178	3.760	6.688
	UG	89	2.557	0.001	14.455	0.996	11.902	3.450	1.349	0.022	3.665	11.474
Prom Alto2	DH	11	3.253	0.054	7.850	3.100	6.567	2.563	0.788	0.072	4.737	7.191
	UG	926	3.165	0.001	151	1.051	64.962	8.059	2.547	0.060	3.108	11.946
Prom Int1	DH	18	2.580	0.032	10.500	1.497	8.302	2.881	1.117	0.056	3.123	7.023
	UG	121	0.557	0.023	7.970	0.231	1.129	1.063	1.907	0.051	0.581	1.700
Prom Int2	DH	18	0.804	0.018	2.230	0.682	0.416	0.645	0.802	0.031	1.050	1.958
	UG	247	0.689	0.001	9.760	0.235	1.562	1.249	1.814	0.023	0.764	2.671
Prom VM FW	DH	56	0.789	0.001	4.260	0.207	1.122	1.059	1.343	0.006	1.805	2.738
	UG	828	0.973	0.001	93.910	0.214	13.599	3.688	3.790	0.005	0.823	4.304
Prom VM HW	DH	97	2.634	0.001	23.005	1.771	9.643	3.105	1.179	0.089	3.340	6.951
	UG	5,541	1.014	0.001	74.286	0.319	8.518	2.918	2.879	0.019	0.861	3.721
Mineral Resource Estimates	14-7 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex
14.3.3.2	San Ignacio

Using MICROMINE and Leapfrog, all the veins were modelled based on the Company geologist’s interpretation of drill-hole and underground chip samples. A minimum width of 0.5 meter was applied during vein modelling. Additional waste material was included during the domaining of very narrow intersections to meet minimum width criteria if necessary. Descriptive statistics of silver and gold grades in each domain are presented in Table 14.7 and Table 14.8.

All drill samples were composited to a length of 1.5 meter prior to use in grade interpolation. The capped drill-hole samples were composited to the length 1.5 meter. The composites are considered diluted as the domains were modelled to a minimum width. The drill-hole composites were used for interpolation of block grade. Table 14.9 and Table 14.10 summarize the statistics of composited silver and gold grades respectively for San Ignacio. The underground chip sample locations were treated as individual drill holes drilled parallel to the face i.e., perpendicular to the strike of the vein and were composited to the length 1.0 meters prior to interpolation.

The underground grades were then compared using a Q-Q plot to a subset of the drill-hole grades in all domains. The results show that the underground sample data are on higher in silver and gold as compared to the drill-hole samples. This bias is thought to reflect the larger sample size of the underground samples as well as reflecting the natural variability of the mineralization. Figure 14.3 and Figure 14.4 are histogram plots for sample lengths of underground channel samples and drill core samples respectively for San Ignacio.

Table 14.7: Descriptive statistics of Ag grade grouped by domain, San Ignacio

Vein	Type	Count	Mean	Minimum	Maximum	Median	Variance
Melladito	DH	657	127	1	11,951	50	242,673
	UG	27,347	129	1	11,288	71	44,013
Melladito Bo	DH	102	52	1	318	29	3,804
	UG	5,961	73	1	2,377	41	9,414
Melladito South	DH	235	94	1	755	42	17,380
	UG	1,869	90	1	3,080	34	32,467
Purisima	DH	162	157	1	2,334	53	75,128
	UG	101	40	1	704	12	7,474
Purisima Bo	DH	97	136	1	973	54	39,040
	UG	287	99	1	1,864	36	31,945
Purisima HW	DH	43	229	2	2,119	120	119,204
	UG	-	-	-	-	-	-
Purisima Int	DH	26	251	4	1,619	81	137,336
	UG	-	-	-	-	-	-
700	DH	7	186	26	461	119	26,516
	UG	18	47	5	137	30	1,726
711	DH	5	4	1	8	4	9
	UG	89	269	6	2,990	131	155,948
740	DH	3	54	1	156	4	7,856
	UG	8	354	6	989	269	133,293
Santo Nino	DH	83	77	1	436	28	11,314
	UG	13	53	1	364	35	9,146
Intermediate	DH	162	150	1	1,040	89	34,606
	UG	4,931	196	1	8,751	141	53,620
Intermediate 2	DH	147	170	1	1,100	101	40,361
	UG	4,931	267	1	4,531	213	68,151
Nombre De Dios	DH	157	116	1	2,662	49	59,664
	UG	6,472	139	1	6,009	82	36,784
Nombre De Dios 1.5	DH	154	105	1	680	37	21,205
	UG	2,120	131	1	1,435	77	26,166
Nombre De Dios 2N	DH	104	131	1	816	68	22,999
	UG	5,362	158	1	8,884	84	84,288
Nombre De Dios 2S	DH	97	117	1	648	61	17,050
	UG	5,355	243	1	30,223	162	246,442
Nombre De Dios 3	DH	23	182	1	1,100	58	83,216
	UG	395	242	1	3,704	112	160,114

Mineral Resource Estimates	14-8 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Table 14.8: Descriptive statistics of Au grade grouped by domain, San Ignacio

Vein	Type	Count	Mean	Minimum	Maximum	Median	Variance
Melladito	DH	657	2.95	0.001	48.24	1.58	18.17
	UG	27,347	3.23	0.001	87.37	2.1	15.1
Melladito Bo	DH	102	2.89	0.006	26.85	1.33	16.71
	UG	5,961	2.95	0.001	204.00	2.03	20.15
Melladito South	DH	235	3.14	0.001	34.44	1.57	20.26
	UG	1,869	2.18	0.001	86.34	0.68	17.04
Purisima	DH	162	1.21	0.001	26.03	0.39	6.26
	UG	101	0.92	0.001	10.40	0.30	2.21
Purisima Bo	DH	96	3.82	0.001	28.52	1.47	29.79
	UG	287	2.68	0.001	21.30	1.64	10.07
Purisima HW	DH	43	1.96	0.015	25.15	0.56	18.24
	UG	-	-	-	-	-	-
Purisima Int	DH	26	5.32	0.080	58.75	1.34	147.78
	UG	-	-	-	-	-	-
700	DH	7	6.99	0.340	22.04	3.41	67.61
	UG	18	1.26	0.001	5.69	0.56	2.22
711	DH	5	0.05	0.012	0.09	0.04	0.00
	UG	89	3.86	0.001	25.29	1.57	27.71
740	DH	3	0.24	0.001	0.50	0.23	0.06
	UG	8	1.28	0.036	3.45	0.73	1.90
Santo Nino	DH	83	4.72	0.001	172.79	0.33	427.48
	UG	13	0.40	0.057	2.20	0.23	0.33
Intermediate	DH	162	2.51	0.001	13.70	1.31	8.18
	UG	4,931	3.33	0.001	57.10	2.33	13.14
Intermediate 2	DH	147	2.67	0.006	28.68	1.40	13.23
	UG	4,931	4.44	0.001	136.98	3.24	24.98
Nombre De Dios	DH	157	2.55	0.001	81.82	0.62	50.46
	UG	6,472	2.42	0.001	133.04	1.08	17.63
Nombre De Dios 1.5	DH	154	1.29	0.001	24.67	0.59	5.93
	UG	2,120	2.26	0.001	91.75	1.42	14.03
Nombre De Dios 2N	DH	104	2.21	0.001	20.53	0.79	10.85
	UG	5,362	2.65	0.001	455.94	1.04	120.08
Nombre De Dios 2S	DH	97	2.45	0.005	16.06	1.10	9.40
	UG	5,355	3.46	0.001	62.11	2.31	16.75
Nombre De Dios 3	DH	23	1.56	0.161	4.80	0.97	2.13
	UG	395	1.88	0.001	10.71	1.35	3.30
Mineral Resource Estimates	14-9 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Table 14.9: Descriptive statistics of composited silver grade by domain, San Ignacio

Vein/Zone	Type	Count	Mean	Minimum	Maximum	Median	Variance	Std. Dev.	CV	5th Percentile	75th Percentile	95th Percentile
Melladito	DH	424	105	1	4,978	55	69,530	264	2.51	3.0	117	356
	UG	23,247	130	1	5,976	78	32,847	181	1.40	11	159	404
Melladito Bo	DH	71	55	1	257	35	2,958	54	0.99	2.0	80	163
	UG	5,308	2.92	1	1,552	44	7,618	87	1.20	5.0	92	233
Melladito South	DH	157	99	1	672	55	15,670	125	1.27	1.0	120	363
	UG	1,717	97	1	2,381	42	29,031	170	1.75	5.0	106	356
Purisima	DH	127	150	1	1,526	76	47,569	218	1.45	2.0	195	514
	UG	92	40	1	460	15	4,458	67	1.69	1.0	35	152
Purisima Bo	DH	71	119	1	874	64	24,815	158	1.33	1.5	154	495
	UG	230	98	1	1,163	47	24,094	155	1.58	5.0	125	310
Purisima HW	DH	32	182	2	714	144	31,755	178	0.98	2.0	247	508
	UG	-	-	-	-	-	-	-	-	-	-	-
Purisima Int	DH	19	286	4	1,619	130	152,633	391	1.36	6.7	373	880
	UG	-	-	-	-	-	-	-	-	-	-	-
700	DH	7	222	41	461	119	31,491	177	0.80	57.2	365	461
	UG	14	43	5	137	33	1,494	39	0.89	8.3	52	123
711	DH	5	4	1	8	4	9	3	0.78	1.0	5	7
	UG	76	290	12	2,990	141	175,706	419	1.45	19.5	349	828
740	DH	3	54	1	156	4	7,856	89	1.65	1.3	80	141
	UG	7	342	8	718	382	72,179	269	0.79	13.7	507	681
Santo Nino	DH	61	88	1	436	42	12,493	112	1.27	1.0	132	326
	UG	11	57	1	364	26	10,772	104	1.81	1.0	43	217
Intermediate	DH	103	148	1	758	107	27,226	165	1.12	4.1	190	492
	UG	4,555	192	1	8,751	145	45,992	214	1.12	23	243	506
Intermediate 2	DH	108	172	1	1,100	128	32,076	179	1.04	4.0	267	499
	UG	4,402	268	1	4,531	219	65,485	256	0.95	14.0	369	678
Nombre De Dios	DH	113	100	1	649	55	13,759	117	1.17	2.0	130	344
	UG	5,463	138	1	4,237	88	29,800	173	1.25	9.0	179	427
Nombre De Dios 1.5	DH	107	116	1	591	64	19,247	139	1.19	3.3	169	440
	UG	1,835	125	1	1,435	81	19,668	140	1.13	8.0	168	396
Nombre De Dios 2N	DH	77	137	2	816	89	21,562	147	1.07	3.0	202	389
	UG	4,511	156	1	5,032	96	59,127	243	1.55	10.0	191	476
Nombre De Dios 2S	DH	75	116	2	410	88	11,203	106	0.91	7.7	168	310
	UG	4,718	245	1	16,289	175	124,824	353	1.45	19	308	674
Nombre De Dios 3	DH	19	163	3	940	37	68,386	262	1.60	3.9	171	651
	UG	343	242	1	3,704	129	145,999	382	1.58	8.0	295	812

Mineral Resource Estimates	14-10 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Table 14.10: Descriptive statistics of composited gold grade by domain, San Ignacio

Vein/Zone	Type	Count	Mean	Minimum	Maximum	Median	Variance	Std. Dev.	CV	5th Percentile	75th Percentile	95th Percentile
Melladito	DH	424	2.612	0.001	21.941	1.550	9.488	3.080	1.179	0.102	3.466	8.355
	UG	23,247	3.268	0.001	87.370	2.298	12	3.531	1.080	0.308	4.233	9.150
Melladito Bo	DH	71	2.767	0.007	16.563	1.790	8.511	2.917	1.054	0.047	4.041	6.960
	UG	5,308	2.920	0.001	127.160	2.153	13	3.574	1.224	0.214	3.890	7.899
Melladito South	DH	157	3.186	0.001	33.320	2.010	16.062	4.008	1.258	0.049	4.510	8.594
	UG	1,717	2.304	0.001	35.280	0.968	12.819	3.580	1.554	0.046	2.878	8.466
Purisima	DH	127	1.077	0.001	16.338	0.455	3.126	1.768	1.642	0.455	1.430	3.647
	UG	92	0.874	0.001	10.400	0.473	1.766	1.329	1.520	0.473	1.126	2.726
Purisima Bo	DH	71	3.488	0.001	20.695	2.060	18.167	4.262	1.222	0.027	4.520	12.050
	UG	230	2.719	0.001	17.810	1.850	8.331	2.886	1.062	0.114	3.830	7.679
Purisima HW	DH	32	1.786	0.015	10.030	0.454	7.174	2.678	1.500	0.015	2.702	7.785
	UG	-	-	-	-	-	-	-	-	-	-	-
Purisima Int	DH	19	4.507	0.080	28.750	1.354	71.435	8.452	1.875	0.089	2.752	26.212
	UG	-	-	-	-	-	-	-	-	-	-	-
700	DH	7	9.294	0.921	22.04	9.469	63.659	7.978	0.859	0.949	14.100	19.658
	UG	14	1.214	0.001	5.685	0.738	2	1.468	1.209	0.738	1.491	3.603
701	DH	5	0.049	0.012	0.096	0.042	0.001	0.036	0.731	0.014	0.074	0.092
	UG	76	3.996	0.069	25.290	1.695	27.849	5.277	1.321	0.142	5.867	13.287
740	DH	3	0.243	0.001	0.500	0.228	0.062	0.249	1.028	0.024	0.364	0.473
	UG	7	1.169	0.123	2.137	1.070	0.849	0.921	0.788	0.124	2.071	2.122
Santo Nino	DH	61	3.27	0.001	74.930	0.354	101.791	10.089	3.085	0.011	1.804	10.992
	UG	11	0.409	0.057	2.200	0.236	0.373	0.611	1.493	0.063	0.295	1.391
Intermediate	DH	103	2.265	0.020	9.176	1.368	5.464	2.338	1.032	0.112	3.343	6.790
	UG	4,555	3.312	0.001	42.930	2.459	10.982	3.314	1.001	0.273	4.369	9.310
Intermediate 2	DH	108	2.90	0.013	28.680	2.065	12.602	3.549	1.226	4.000	3.803	7.784
	UG	4,402	4.497	0.001	135.980	3.362	24.458	4.945	1.100	0.245	6.39	12.045
Nombre De Dios	DH	113	2.196	0.001	30.607	0.799	14.075	3.752	1.708	0.052	2.617	7.852
	UG	5,463	2.457	0.001	106.076	1.219	15.421	3.927	1.599	0.140	2.867	8.543
Nombre De Dios 1.5	DH	107	1.315	0.021	9.890	0.822	2.996	1.731	1.317	0.822	1.726	3.540
	UG	1,835	2.188	0.001	54.390	1.510	9.844	3.138	1.434	0.172	2.670	6.187
Nombre De Dios 2N	DH	77	2.243	0.001	20.530	0.836	11.378	3.373	1.504	0.127	2.849	9.952
	UG	4,511	2.573	0.001	247.535	1.208	60.439	7.774	3.021	0.160	2.593	7.113
Nombre De Dios 2S	DH	75	2.335	0.033	16.060	1.075	8.619	2.936	1.257	0.121	3.162	7.815
	UG	4,718	3.512	0.001	54.210	2.566	13.586	3.686	1.049	0.260	4.649	9.786
Nombre De Dios 3	DH	19	1.541	4.720	0.161	1.120	1.713	1.309	0.849	0.205	2.200	4.318
	UG	343	1.880	0.001	10.352	1.422	2.923	1.710	0.909	1.422	2.519	5.303

Mineral Resource Estimates	14-11 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Figure 14.3: Histogram of channel sample length, San Ignacio	Figure 14.4: Histogram of drill hole sample length, San Ignacio

14.3.4	Outliers (High Grade Capping of Assay Composite)

When estimating resources, high-grade outliers can contribute excessively to the total metal content of the estimate. In a geologic context, outliers can represent a separate grade population characterized by its own continuity; generally, there is less physical continuity of high grades than in the more prevalent lower grades. Thus, overestimation of both tonnage and average grade above a cut-off grade can result if a general model, normally dominated by the lower, more continuous grades, is applied to very high-grade values. The problem is further exaggerated when the high-grade samples are isolated in a field of lower grade samples (Sinclair & Blackwell, 2002). Several techniques were used to determine individual grade caps for all combinations of mineralized zone and sample type (drill vs. channel). For all samples, caps were applied, interpolation performed and resulting model grades reconciled with reported production grades. This process was repeated with various caps until an acceptable correlation between model and production grades was achieved. In conjunction, probability plots were examined for 'breaks' and histogram to identify erratic tail which are considered to indicate appropriate capping levels. Both techniques were performed for all data and the most appropriate cap based on all results was selected.

14.3.4.1	Guanajuato

The net impact of the capping on drilling was to reduce the average Au and Ag assay grades by 36% and 48%, respectively. For underground sampling, the average reductions related to capping were 40% and 45% respectively. Table 14.11 provides a summary of caps and assay statistics applied to drill core samples and Table 14.12 provides the caps and assay statistics for the underground channel sample data.

Table 14.11: Drill hole assay capping, Guanajuato

Vein/Zone	Au g/t			Ag g/t
	Cap	Before	After	Cap	Before	After
Cata Contacto	6	1.87	1.68	1,200	597	444
Cata Alto1	6	3.92	1.34	900	1,065	276
Cata Alto2	6	3.92	1.16	900	889	202
Cata Alto3	7	3.87	1.90	900	1,316	342
Cata Alto4	7	1.09	1.00	900	404	197
Cata Alto4a	6	0.68	0.68	900	241	105
Cata Alto 5	9	0.21	0.21	900	25	25
Pozos VM FW	5	0.80	0.72	1,100	183	155
Pozos VM HW	5	1.38	1.22	1,200	240	214
GTTO VM	5	1.29	0.79	800	200	136
GTTO BO	-	1.14	1.14	800	335	322
SM Camacho	10	8.59	3.46	600	261	104

Mineral Resource Estimates	14-12 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Vein/Zone	Au g/t			Ag g/t
	Cap	Before	After	Cap	Before	After
SM Martin	15	3.81	2.46	500	100	53
SM Mendiola	-	1.27	1.27	500	194	183
SM VM FW	8	0.99	0.64	-	21	21
SM HW below 510	25	4.29	3.19	400	57	37
VA VM HW	7	1.70	1.31	700	165	147
VM BO1	5	0.89	0.8	400	93	75
VM BO2	5	1.44	1.11	400	148	104
VM COBO	5	0.99	0.87	500	88	84
Prom Alto1	4	2.61	1.93	-	5	5
Prom Alto2	5	3.25	2.20	-	20	20
Prom Int1	4	2.58	1.87	400	170	147
Prom Int2	-	0.80	0.80	400	170	152
Prom VM FW	3	0.79	0.75	300	95	83
Prom VM HW	4	2.63	1.99	350	109	90

Table 14.12: U/G sample assay capping, Guanajuato

Vein/Zone	Au g/t			Ag g/t
	Cap	Before	After	Cap	Before	After
Cata Contacto	8	1.12	0.72	1,300	378	178
Cata Alto1	8	1.62	0.72	1,300	358	165
Cata Alto2	8	2.65	1.27	1,300	594	257
Cata Alto3	8	1.47	0.99	1,300	411	215
Cata Alto4	8	0.75	0.52	1,300	218	133
Cata Alto4a	8	2.03	0.75	1,300	440	152
Cata Alto 5	9	0.88	0.57	1,500	247	125
Pozos VM FW	8	1.33	1.06	1,400	209	173
Pozos VM HW	10	1.01	0.85	1,400	173	151
GTTO VM	5	0.90	0.65	1,800	181	156
GTTO BO	5	0.84	0.70	800	185	147
SM Camacho	10	1.17	1.05	600	204	114
SM Martin	15	3.56	2.19	500	109	58
SM Mendiola	-	0.18	0.18	-	9	9
SM VM FW	15	2.71	1.55	500	63	52
SM HW below 510	25	5.22	2.79	600	56	31
VA VM HW	8	1.24	0.80	900	208	124
VM BO1	6	1.73	0.99	500	158	95
VM BO2	6	2.75	1.07	500	295	106
VM COBO	5	1.39	0.76	500	130	79
Prom Alto1	4	2.56	1.61	300	135	59
Prom Alto2	5	3.16	1.65	400	155	72
Prom Int1	3	0.56	0.48	400	112	77
Prom Int2	3	0.69	0.56	400	146	101
Prom VM FW	4	0.97	0.68	300	62	43
Prom VM HW	4	1.02	0.78	400	71	52
14.3.4.2	San Ignacio

The net impact of the capping on drilling was to reduce the average Au and Ag assay grades by 31% and 15%, respectively. For underground sampling, the average reductions related to capping were 13% and 13% respectively.

Table 14.13 provides a summary of caps and assay statistics applied to both drill core samples and the underground channel sample data.

Mineral Resource Estimates	14-13 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Descriptive statistics of composited silver and gold grades by domain are also presented below in Table 14.14 and Table 14.15.

Table 14.13: Capping levels for Ag and Au grouped by domain, San Ignacio

Vein	Type	Au (g/t)	Before	After	Ag (g/t)	Before	After
Melladito	DH	8	2.95	2.48	400	127	96
	UG	8	3.23	2.84	400	129	111
Melladito Bo	DH	8	2.89	2.45	360	52	52
	UG	8	2.95	2.66	400	73	71
Melladito South	DH	7	3.14	2.52	350	94	85
	UG	8	2.18	1.84	400	90	76
Purisima	DH	5	1.21	1.02	500	157	127
	UG	4	0.92	0.81	250	40	35
Purisima Bo	DH	8	3.82	2.81	350	136	107
	UG	7	2.68	2.37	400	99	83
Purisima HW	DH	4	1.96	1.07	600	229	196
	UG	-	-	-	-	-	-
Purisima Int	DH	6	5.32	2.23	450	251	169
	UG	-	-	-	-	-	-
700	DH	7	6.99	3.83	350	186	167
	UG	7	1.26	1.26	350	47	47
711	DH	-	0.05	0.05	-	4	4
	UG	8	3.86	2.91	600	269	213
740	DH	-	0.24	0.24	-	54	54
	UG	-	1.28	1.28	600	354	290
Santo Nino	DH	8	4.72	1.67	300	77	73
	UG	-	0.40	0.40	300	53	48
Intermediate	DH	8	2.51	2.4	450	150	133
	UG	8	3.33	2.98	450	196	175
Intermediate 2	DH	8	2.67	2.34	500	170	155
	UG	10	4.44	3.98	600	267	245
Nombre De Dios	DH	7	2.55	1.77	450	116	97
	UG	8	2.42	2.04	500	139	128
Nombre De Dios 1.5	DH	4	1.29	1.05	400	105	97
	UG	6	2.26	1.92	500	131	123
Nombre De Dios 2N	DH	7	2.21	1.85	400	131	120
	UG	8	2.65	1.89	800	158	144
Nombre De Dios 2S	DH	6	2.45	2.06	400	117	113
	UG	8	3.46	3.02	600	243	211
Nombre De Dios 3	DH	4	1.56	1.48	550	182	146
	UG	5	1.88	1.77	800	242	207
Mineral Resource Estimates	14-14 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Table 14.14: Descriptive statistics of composited Ag grade by domain, San Ignacio

Vein/Zone	Type	Count	Mean	Minimum	Maximum	Median	Variance	Std. Dev.	CV	5th Percentile	75th Percentile	95th Percentile
Melladito	DH	424	105	1	4,978	55	69,530	264	2.51	3.0	117	356
	UG	23,247	130	1	5,976	78	32,847	181	1.40	11	159	404
Melladito Bo	DH	71	55	1	257	35	2,958	54	0.99	2.0	80	163
	UG	5,308	2.92	1	1,552	44	7,618	87	1.20	5.0	92	233
Melladito South	DH	157	99	1	672	55	15,670	125	1.27	1.0	120	363
	UG	1,717	97	1	2,381	42	29,031	170	1.75	5.0	106	356
Purisima	DH	127	150	1	1,526	76	47,569	218	1.45	2.0	195	514
	UG	92	40	1	460	15	4,458	67	1.69	1.0	35	152
Purisima Bo	DH	71	119	1	874	64	24,815	158	1.33	1.5	154	495
	UG	230	98	1	1,163	47	24,094	155	1.58	5.0	125	310
Purisima HW	DH	32	182	2	714	144	31,755	178	0.98	2.0	247	508
	UG	-	-	-	-	-	-	-	-	-	-	-
Purisima Int	DH	19	286	4	1,619	130	152,633	391	1.36	6.7	373	880
	UG	-	-	-	-	-	-	-	-	-	-	-
700	DH	7	222	41	461	119	31,491	177	0.80	57.2	365	461
	UG	14	43	5	137	33	1,494	39	0.89	8.3	52	123
711	DH	5	4	1	8	4	9	3	0.78	1.0	5	7
	UG	76	290	12	2,990	141	175,706	419	1.45	19.5	349	828
740	DH	3	54	1	156	4	7,856	89	1.65	1.3	80	141
	UG	7	342	8	718	382	72,179	269	0.79	13.7	507	681
Santo Nino	DH	61	88	1	436	42	12,493	112	1.27	1.0	132	326
	UG	11	57	1	364	26	10,772	104	1.81	1.0	43	217
Intermediate	DH	103	148	1	758	107	27,226	165	1.12	4.1	190	492
	UG	4,555	192	1	8,751	145	45,992	214	1.12	23	243	506
Intermediate 2	DH	108	172	1	1,100	128	32,076	179	1.04	4.0	267	499
	UG	4,402	268	1	4,531	219	65,485	256	0.95	14.0	369	678
Nombre De Dios	DH	113	100	1	649	55	13,759	117	1.17	2.0	130	344
	UG	5,463	138	1	4,237	88	29,800	173	1.25	9.0	179	427
Nombre De Dios 1.5	DH	107	116	1	591	64	19,247	139	1.19	3.3	169	440
	UG	1,835	125	1	1,435	81	19,668	140	1.13	8.0	168	396
Nombre De Dios 2N	DH	77	137	2	816	89	21,562	147	1.07	3.0	202	389
	UG	4,511	156	1	5,032	96	59,127	243	1.55	10.0	191	476
Nombre De Dios 2S	DH	75	116	2	410	88	11,203	106	0.91	7.7	168	310
	UG	4,718	245	1	16,289	175	124,824	353	1.45	19	308	674
Nombre De Dios 3	DH	19	163	3	940	37	68,386	262	1.60	3.9	171	651
	UG	343	242	1	3,704	129	145,999	382	1.58	8.0	295	812

Mineral Resource Estimates	14-15 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Table 14.15: Descriptive statistics of composited Au grade by domain, San Ignacio

Vein/Zone	Type	Count	Mean	Minimum	Maximum	Median	Variance	Std. Dev.	CV	5th Percentile	75th Percentile	95th Percentile
Melladito	DH	424	2.612	0.001	21.941	1.550	9.488	3.080	1.179	0.102	3.466	8.355
	UG	23,247	3.268	0.001	87.370	2.298	12	3.531	1.080	0.308	4.233	9.150
Melladito Bo	DH	71	2.767	0.007	16.563	1.790	8.511	2.917	1.054	0.047	4.041	6.960
	UG	5,308	2.920	0.001	127.160	2.153	13	3.574	1.224	0.214	3.890	7.899
Melladito South	DH	157	3.186	0.001	33.320	2.010	16.062	4.008	1.258	0.049	4.510	8.594
	UG	1,717	2.304	0.001	35.280	0.968	12.819	3.580	1.554	0.046	2.878	8.466
Purisima	DH	127	1.077	0.001	16.338	0.455	3.126	1.768	1.642	0.455	1.430	3.647
	UG	92	0.874	0.001	10.400	0.473	1.766	1.329	1.520	0.473	1.126	2.726
Purisima Bo	DH	71	3.488	0.001	20.695	2.060	18.167	4.262	1.222	0.027	4.520	12.050
	UG	230	2.719	0.001	17.810	1.850	8.331	2.886	1.062	0.114	3.830	7.679
Purisima HW	DH	32	1.786	0.015	10.030	0.454	7.174	2.678	1.500	0.015	2.702	7.785
	UG	-	-	-	-	-	-	-	-	-	-	-
Purisima Int	DH	19	4.507	0.080	28.750	1.354	71.435	8.452	1.875	0.089	2.752	26.212
	UG	-	-	-	-	-	-	-	-	-	-	-
700	DH	7	9.294	0.921	22.04	9.469	63.659	7.978	0.859	0.949	14.100	19.658
	UG	14	1.214	0.001	5.685	0.738	2	1.468	1.209	0.738	1.491	3.603
701	DH	5	0.049	0.012	0.096	0.042	0.001	0.036	0.731	0.014	0.074	0.092
	UG	76	3.996	0.069	25.290	1.695	27.849	5.277	1.321	0.142	5.867	13.287
740	DH	3	0.243	0.001	0.500	0.228	0.062	0.249	1.028	0.024	0.364	0.473
	UG	7	1.169	0.123	2.137	1.070	0.849	0.921	0.788	0.124	2.071	2.122
Santo Nino	DH	61	3.27	0.001	74.930	0.354	101.791	10.089	3.085	0.011	1.804	10.992
	UG	11	0.409	0.057	2.200	0.236	0.373	0.611	1.493	0.063	0.295	1.391
Intermediate	DH	103	2.265	0.020	9.176	1.368	5.464	2.338	1.032	0.112	3.343	6.790
	UG	4,555	3.312	0.001	42.930	2.459	10.982	3.314	1.001	0.273	4.369	9.310
Intermediate 2	DH	108	2.90	0.013	28.680	2.065	12.602	3.549	1.226	4.000	3.803	7.784
	UG	4,402	4.497	0.001	135.980	3.362	24.458	4.945	1.100	0.245	6.39	12.045
Nombre De Dios	DH	113	2.196	0.001	30.607	0.799	14.075	3.752	1.708	0.052	2.617	7.852
	UG	5,463	2.457	0.001	106.076	1.219	15.421	3.927	1.599	0.140	2.867	8.543
Nombre De Dios 1.5	DH	107	1.315	0.021	9.890	0.822	2.996	1.731	1.317	0.822	1.726	3.540
	UG	1,835	2.188	0.001	54.390	1.510	9.844	3.138	1.434	0.172	2.670	6.187
Nombre De Dios 2N	DH	77	2.243	0.001	20.530	0.836	11.378	3.373	1.504	0.127	2.849	9.952
	UG	4,511	2.573	0.001	247.535	1.208	60.439	7.774	3.021	0.160	2.593	7.113
Nombre De Dios 2S	DH	75	2.335	0.033	16.060	1.075	8.619	2.936	1.257	0.121	3.162	7.815
	UG	4,718	3.512	0.001	54.210	2.566	13.586	3.686	1.049	0.260	4.649	9.786
Nombre De Dios 3	DH	19	1.541	4.720	0.161	1.120	1.713	1.309	0.849	0.205	2.200	4.318
	UG	343	1.880	0.001	10.352	1.422	2.923	1.710	0.909	1.422	2.519	5.303
Mineral Resource Estimates	14-16 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex
14.4	Mineral Resource Estimation

The Mineral Resource estimation methodology and grade interpolation methodology applied to the current GMC Mineral Resource Estimates for Guanajuato & San Ignacio are consistent with methodologies applied in the previous Mineral Resource estimates (Brown & Nourpour, 2020a).

14.4.1	Block Model Parameters

The block dimensions for all models are 2.5m x 2.5m x 2.5m. Details on block model dimensions and extent are presented in Table 14.16 and Table 14.17 for Guanajuato and San Ignacio respectively.

Each block located at least partly within a wireframe has been assigned a domain name, the percent of the wireframe occupying the block, the average distance of and number of holes/composites used in the estimate of grade for the block, the distance to the nearest hole, and the grade of the closest composite. Grades were estimated only to those blocks coincident with one of the zones.

Table 14.16: Size and extent of block models, Guanajuato

Coordinate	Minimum	Maximum	Size(m)	Coordinate	Minimum	Maximum	Size(m)
Cata				Guanajuatito
Easting	697	982	2.5	Easting	-489	195	2.5
Northing	-2,985	-2,710	2.5	Northing	-1,248	-565	2.5
Elevation	1,541	1,708	2.5	Elevation	1,620	2,133	2.5
Los Pozos				Valenciana
Easting	892	1,831	2.5	Easting	-299	571	2.5
Northing	-3,200	-2,391	2.5	Northing	-2,226	-1,330	2.5
Elevation	1,728	2,101	2.5	Elevation	1,445	2,001	2.5
Santa Margarita				Promontorio
Easting	1,320	2,158	2.5	Easting	1,721	2,327	2.5
Northing	-3,709	-2,889	2.5	Northing	-3,778	-3,161	2.5
Elevation	1,491	2,135	2.5	Elevation	1,723	1,959	2.5

Table 14.17: Size and extent of block models, San Ignacio

Coordinate	Minimum	Maximum	Size(m)	Coordinate	Minimum	Maximum	Size(m)
Intermediate				Intermediate 2
Easting	-6777	-6677	2.5	Easting	-6663	-6569	2.5
Northing	-1270	-8889	2.5	Northing	-1452	-1152	2.5
Elevation	2143	2380	2.5	Elevation	2097	2378	2.5
Melladito				Melladito BO
Easting	-6939	-6512	2.5	Easting	-6739	-6575	2.5
Northing	-1645	-610	2.5	Northing	-1493	-1202	2.5
Elevation	2122	2386	2.5	Elevation	2128	2344	2.5
Melladito South				Purisima
Easting	-6567	-6042	2.5	Easting	-6966	-5846	2.5
Northing	-2313	-1615	2.5	Northing	-2714	-1576	2.5
Elevation	2032	2316	2.5	Elevation	2012	2292	2.5
Purisima BO				Purisima HW
Easting	-6457	-6082	2.5	Easting	-6773	-6254	2.5
Northing	-2329	-2010	2.5	Northing	-2207	-1918	2.5
Elevation	2069	2296	2.5	Elevation	2076	2215	2.5
Purisima Int				700
Easting	-6381	-6233	2.5	Easting	-6113	-6043	2.5
Northing	-2228	-2081	2.5	Northing	-2305	-2237	2.5
Elevation	2096	2231	2.5	Elevation	2166	2263	2.5
711				740
Easting	-6224	-6127	2.5	Easting	-6325	-6235	2.5

Mineral Resource Estimates	14-17 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex
Coordinate	Minimum	Maximum	Size(m)	Coordinate	Minimum	Maximum	Size(m)
Intermediate				Intermediate 2
Northing	-2373	-2258	2.5	Northing	-2315	-2254	2.5
Elevation	2104	2175	2.5	Elevation	2047	2172	2.5
Nombre de Dios				Nombre de Dios 1.5
Easting	-6781	-6519	2.5	Easting	-6613	-6432	2.5
Northing	-1244	-781	2.5	Northing	-1496	-1181	2.5
Elevation	2153	2371	2.5	Elevation	2133	2355	2.5
Nombre de Dios 2S				Nombre de Dios 2N
Easting	-6687	-6387	2.5	Easting	-6844	-6547	2.5
Northing	-1467	-1030	2.5	Northing	-906	-397	2.5
Elevation	2137	2351	2.5	Elevation	2144	2377	2.5
Nombre de Dios 3				Santo Nino
Easting	-6727	-6683	2.5	Easting	-7473	-6854	2.5
Northing	-1050	-885	2.5	Northing	-1699	-971	2.5
Elevation	2143	2242	2.5	Elevation	1962	2360	2.5

14.4.2	Grade Variography

Variogram analysis was undertaken for both Au and Ag to characterize the spatial variance of each.

14.4.2.1	Guanajuato

Single-structure ranges were developed in the average plane of all zones for each area. Long ranges were found to be between 4-20 meters for Ag and 3-20 meters for Au, while the nugget (C0) values ranged from 14 - 60% and 21 - 65% of total sill (C0+C1) for Ag and Au, respectively. These results indicated that while there is a demonstrable spatial correlation between samples within each zone, local estimates of grade are not expected to be particularly accurate given the high nugget values reported above.

14.4.2.2	San Ignacio

Variogram analysis was undertaken for both Au and Ag to characterize the spatial variance of each vein. The results indicated Ag ranges are between 2-35 meters and the nugget ranged from 22 - 69% of total sill, while Au ranges between 2-34 meters and the nugget ranged from 24 - 62% of total sill. There is a demonstratable spatial correlation between samples within each zone, but local estimates of grade are not expected to be particularly accurate given the high nugget values.

14.4.3	Estimation Methodology (Grade Interpolation)

Grade interpolation for both Au and Ag was executed as a series of three passes, each of which were performed via the ID3 method. Given the short major axis ranges and high nugget values determined during the variogram analysis, the ID method was deemed to be the most appropriate method of grade interpolation. A power of three was selected for this reason also, as greater influence is given to grades more proximal to the block than they would otherwise be given if a power of two had been used. Kriging was not used as the primary method of interpolation due to concerns regarding potential over-smoothing of grades.

Block grades were interpolated from drill-hole and underground samples. A minimum of two and a maximum of six composites were allowed for interpolation to each block. In estimating block grades, it was required that the block zone code be the same as the composite zone code for interpolation to occur.

14.4.3.1	Guanajuato

The interpolation strategy involved three successive passes, whereby greater search envelopes were employed in each consecutive pass, overwriting blocks estimated in the previous pass. The first pass was performed at half of the variogram range. For second pass, total range was used and for the third pass, four times the range was applied for each vein.

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14.4.3.2	San Ignacio

The interpolation involved three successive passes, whereby greater search envelopes were employed in each consecutive pass, overwriting blocks estimated in the previous pass. The first pass was performed at half of the variogram range. For second pass, the full range was used and for the third pass four times the range was applied for each vein.

14.4.4	Core Recovery and RQD
14.4.4.1	Guanajuato

Core recovery characteristics and RQD analysed for all drill core samples obtained from within each of the mineralized zones for Guanajuato is presented in Table 14.18. For drill core, a total of 67,643 recovery and RQD measurements were returned from the Microsoft SQL database. Of these, only 921 were found to be within the mineralized zones, as such only these have been presented in Table 14.18, with a 63% RQD and 93% recovery. In the authors’ opinion, the overall drill core recovery is sufficient and has no negative bearing on the Mineral Resource estimates.

Table 14.18: Recovery and RQD by area, Guanajuato

Vein	No. of Measurements	Avg. RQD %	Avg. Rec. %
Cata	176	56	93
Los Pozos	171	63	90
Santa Margarita	230	75	98
Guanajuatito	109	59	93
Valenciana	177	63	91
Promontorio	58	61	92
Total	921	63	93
14.4.4.2	San Ignacio

Core recovery characteristics and RQD analysed for all drill core samples obtained from within each of the mineralized zones for San Ignacio is presented in Table 14.19. From 40,936 recovery and RQD measurements, 702 samples were located within San Ignacio mineralized zones showing a 53% RQD and 89% recovery. In the authors’ opinion, the overall drill core recovery is sufficient and has no negative bearing on the Mineral Resource estimates.

Table 14.19: Recovery and RQD by area, San Ignacio

Vein	No. of Measurements	Avg. RQD %	Avg. Rec. %
Melladito	182	66	96
Melladito BO	32	69	98
Melladito South	80	43	88
Purisima	65	19	80
Purisima Bo	44	38	86
Purisima HW	11	33	69
Purisima Int	7	48	96
700	2	-	27
711	1	48	100
740	2	73	99
Santo Nino	18	51	87
Intermediate	67	63	97
Intermediate 2	39	64	96
Nombre De Dios	47	69	97
Nombre De Dios 1.5	37	40	89
Nombre De Dios 2N	32	58	97
Nombre De Dios 2S	33	50	94
Nombre De Dios 3	3	63	100
Total	702	53	89

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14.4.5	Density

SG determinations for drill core are carried out on site on whole NQ or HQ core using the water submersion method. Samples with a minimum weight of 500g are selected at a minimum frequency of three per mineralized zone plus additional hanging wall and footwall samples. Samples are then air dried and subsequently weighed in air with the measurement recorded on a standard form. The samples are then suspended in a basket which is submersed in water and the suspended mass in water is recorded. The raw information is entered into an Excel spreadsheet and the SG calculated via the formula,

SG = Mass in Air (Dry) / (Mass in Air (Dry) - Mass Suspended (in Water))

14.4.5.1	Guanajuato

The number of SG determinations available in the SQL database totalled 12,140, with 461 of these SG samples contained within the mineralization wireframes

It is the authors’ opinion that the SG determination method used at Guanajuato is industry-standard, and that the results are representative of the material in the mine. Table 14.20 summarizes the bulk density sample results grouped by area within Guanajuato.

Table 14.20: Bulk density grouped by area, Guanajauato

Domain	SG Reading
Cata	2.66
Los Pozos	2.68
Santa Margarita	2.65
Guanajuatito	2.69
Valenciana	2.67
Promontorio	2.64
Average SG	2.67
14.4.5.2	San Ignacio

A total of 14,803 samples were collected for bulk density determination from 527 diamond drill holes. The overall mean value of the 1,073 samples within the domains representing the veins was 2.64 g/cm³, and this global mean value was assigned to the block model for calculation of tonnage above a grade cut-off. It is the authors’ opinion that the SG determination method used at Guanajuato is industry-standard, and that the results are representative of the material in the mine. Table 14.21 summarizes the bulk density sample results for each domain of San Ignacio.

Table 14.21: Bulk density grouped by vein, San Ignacio

Vein	SG Reading
Melladito	2.63
Melladito BO	2.67
Melladito South	2.63
Purisima	2.63
Purisima Bo	2.66
Purisima HW	2.66
Purisima Int	2.63
700	2.61
711	-
740	2.67
Santo Nino	2.60

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Vein	SG Reading
Intermediate	2.65
Intermediate 2	2.65
Nombre De Dios	2.63
Nombre De Dios 1.5	2.64
Nombre De Dios 2N	2.66
Nombre De Dios 2S	2.64
Nombre De Dios 3	2.66
Average SG	2.64
14.5	Mineral Resource Classification

The Mineral Resource estimates were classified as Measured, Indicated, and Inferred in accordance with the CIMDS.

The approach to classification was to consider the distance of any block to development or stoping. Measured blocks were required to be situated adjacent to and within 10 meters of underground workings. To be classified as Indicated, blocks were required to be within 10 to 20 meters from underground workings. All other blocks not classified as either Measured or Indicated and residing at least partially within a wireframe, or within a wireframe with exclusively drill hole intersections, were classified as Inferred. The basic rational to constrain the classification of Measured and Indicated from that in the last TR is that the volume of the various zones containing grade has been shrinking over the past number of years. As such the conservative approach was to constrain the classification size.

Additionally, areas where geological confidence was lower than that reflected in the empirically derived classification received a reduced classification. If Mineral Resources are developed in areas with historical mine workings, such as in the Purisima / Melladito South area of San Ignacio, or the Los Pozos / Promontorio area of Guanajuato, they are classified only as Inferred Mineral Resources until such work can be done to establish the full extent of historical mining. Inferred Mineral Resources have a high degree of uncertainty as to their economic and technical feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resources can be upgraded to Measured or Indicated Mineral Resources.

14.6	Block Model Validation

Validation of the interpolation techniques and resulting block model were completed via the visual inspection of the block grades in comparison to surrounding data values and comparison of blocks and sample means.

14.6.1	Visual Inspection

The block grades were validated by visual inspection of the block grades on long section and comparison with the composited assays for all domains. The block grades were observed to honour the composited grades reasonably well.

14.6.2	Comparison to Means
14.6.2.1	Guanajuato

Block grade estimates for all resources were compared with drill-hole and underground channel capped sample assay grades. On a global basis, the block grade estimates should be smaller since search parameters have smoothed areas with several very high-grade samples which were clustered.

Comparing block model grades to sample grades indicates both positive and negative variability as shown on Table 14.22 and Table 14.23.

Table 14.22: Comparison of block and all DDH samples, Guanajuato

Vein/Zone	Ag g/t			Au g/t
	Blocks	DDH	Diff	Blocks	DDH	Diff
Cata	134	214	-37%	0.58	1.06	-45%

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Vein/Zone	Ag g/t			Au g/t
	Blocks	DDH	Diff	Blocks	DDH	Diff
Los Pozos	106	235	-55%	0.72	1.19	-39%
Santa Margarita	31	53	-42%	0.63	2.78	-77%
Guanajuatito	92	196	-53%	0.49	1.26	-61%
Valenciana	72	127	-43%	0.68	1.29	-47%
Promontorio	38	112	-66%	0.69	2.16	-68%
Total	79	156	-50%	0.63	1.62	-61%

Table 14.23: Comparison of block and all U/G samples, Guanajuato

Vein/Zone	Ag g/t			Au g/t
	Blocks	UG	Diff	Blocks	UG	Diff
Cata	134	151	-11%	0.58	0.64	-9%
Los Pozos	106	201	-47%	0.72	1.32	-45%
Santa Margarita	31	79	-61%	0.63	3.2	-80%
Guanajuatito	92	181	-49%	0.49	0.88	-44%
Valenciana	72	180	-60%	0.68	1.65	-59%
Promontorio	38	96	-60%	0.69	1.62	-57%
Total	79	148	-47%	0.63	1.55	-59%
14.6.2.2	San Ignacio

Block grade estimates for all resources were compared with drill-hole and underground channel sample grades. Generally, it is considered more appropriate to compare drill and not channel samples with model grades given that drill-holes are generally far more evenly distributed across the zones. As such, the effects of extreme spatial clustering (as seen with channel sampling) are less likely to affect the relevance of the comparison. Table 14.24 and Table 14.25 summarize the comparison of the estimated grade (produced by the block model) vs the sample grade for drill hole and underground samples, respectively.

Table 14.24: Comparing block grade vs DDH samples, San Ignacio

Vein/Zone	Ag g/t			Au g/t
	Blocks	DDH	Diff	Blocks	DDH	Diff
Melladito	74	95	-22%	2.06	2.48	-17%
Melladito BO	75	55	36%	2.66	2.47	8%
Melladito South	75	94	-20%	1.68	3.14	-46%
Purisima	109	157	-31%	0.76	1.21	-37%
Purisima BO	92	136	-32%	2.19	3.82	-43%
Purisima HW	134	229	-41%	0.59	1.96	-70%
Purisima Int	180	169	7%	2.06	2.23	-8%
700	161	167	-4%	3.39	3.83	-11%
711	174	4	4250%	2.45	0.05	4800%
740	149	54	176%	0.67	0.24	179%
Santo Nino	60	77	-22%	1.01	4.72	-79%
Intermediate	123	129	-5%	2.21	2.19	1%
Intermediate2	167	154	8%	2.62	2.36	11%
Nombre De Dios	90	116	-22%	1.21	2.55	-53%
Nombre De Dios 1.5	94	105	-10%	1.16	1.29	-10%
Nombre De Dios 2N	96	131	-27%	1.16	2.21	-48%
Nombre De Dios 2S	147	117	26%	1.94	2.45	-21%
Nombre De Dios 3	124	182	-32%	1.37	1.56	-12%
Total	118	121	-2%	1.73	2.26	-23%

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Table 14.25: Comparing block grade vs U/G samples, San Ignacio

Vein/Zone	Ag g/t			Au g/t
	Blocks	UG	Diff	Blocks	UG	Diff
Melladito	74	111	-33%	2.06	2.84	-27%
Melladito BO	75	71	6%	2.66	2.66	0%
Melladito South	75	90	-17%	1.68	2.18	-23%
Purisima	109	40	1.725	0.76	0.92	-17%
Purisima BO	92	99	-7%	2.19	2.68	-18%
Purisima HW	134	-	-	0.59	-	-
Purisima Int	180	-	-	2.06	-	-
700	161	47	243%	3.39	1.26	169%
711	174	269	-35%	2.45	3.86	-37%
740	149	354	-58%	0.67	1.28	-48%
Santo Nino	60	53	13%	1.01	0.4	153%
Intermediate	123	172	-28%	2.21	2.97	-26%
Intermediate2	167	243	-31%	2.62	4.08	-36%
Nombre De Dios	90	139	-35%	1.21	2.42	-50%
Nombre De Dios 1.5	94	131	-28%	1.16	2.26	-49%
Nombre De Dios 2N	96	158	-39%	1.16	2.65	-56%
Nombre De Dios 2S	147	243	-40%	1.94	3.46	-44%
Nombre De Dios 3	124	242	-49%	1.37	1.89	-28%
Total	118	154	-23%	1.73	2.36	-27%
14.7	Cut-Off Grade

The full operational cost cut-off value as calculated by the mine operating staff ranges from US$96.50 to US$148.50/tonne for different areas based on full mine operating costs (mining, plant, administration). Block model silver and gold grades have been converted to an US$ NSR value using an NSR “calculator” which takes into effect metal prices (long term projected to be US$20.00/oz silver and US$1,650/oz gold), plant metal recoveries (87.15% for silver and 86.7% for gold (taken from corporate budget 2022)), concentrate shipping charges, and proprietary smelter terms. Blocks with an NSR value equal to or greater than the operations full cut-off costs were tabulated into the Mineral Resource Estimate for each zone.

The cut-off value was applied to each block estimated in the resource block model. If the weighted average grade of all the mineral blocks in a mining volume is above cut-off, it will be considered for mining. This TR provides a Mineral Resource estimate for reporting purposes only and it is up to the mine planning department staff to consider and determine what can be mined.

Table 14.26 below lists the full operational (mining, milling, and administration) cost cut-off value applied to each mining area for the current Mineral Resource estimate. Costs were procured from the operational team in Guanajuato for Los Pozos, Promontorio, Valenciana, Guanajuatito, and San Ignacio mining areas. As there was no mining in the Cata and Santa Margarita areas there were no updated costs, updated mining costs for these two areas was derived by averaging the difference in costs in the other five areas between the last and this TR (18%) and applying this change of costs to Cata and Santa Margarita.

Table 14.26: GMC Full operating cost cut-off by area

2021	Cata	Santa Margarita	Los Pozos	Guanajuatito	Valenciana	Promontorio	San Ignacio
Mine Cost	$81.3	$81.3	$42.1	$70.5	$58.7	$94.1	$73.0
Plant cost	$15.5	$15.5	$15.5	$15.5	$15.5	$15.5	$15.5
Admin cost	$38.9	$38.9	$38.9	$38.9	$38.9	$38.9	$38.9
Total US$	$135.7	$135.7	$96.5	$124.9	$113.1	$148.5	$127.4

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14.8	Statement of Mineral Resources

GMC contains estimated Measured and Indicated Mineral Resources of 519,493 tonnes above varying US$ NSR full operational cost cut-offs, at an average grade of 196g/t silver and 2.30g/t gold, for a total of 6,537,755 equivalent silver ounces (“Ag eq oz”) or 76,915 equivalent gold ounces (“Au eq oz”). This includes Measured Mineral Resources of 368,944 tonnes at an average grade of 196g/t silver and 2.36g/t gold, for a total of 4,708,345 Ag eq oz or 55,392 Au eq oz and Indicated Mineral Resources of 150,550 tonnes at an average grade of 194g/t silver and 2.16g/t gold, for a total of 1,829,410 Ag eq oz or 21,522 Au eq oz. In addition, estimated Inferred Mineral Resources are 665,977 tonnes at an average grade of 194g/t silver and 2.42g/t gold, for 8,558,540 Ag eq oz or 100,689 Au eq oz. The GMC updated mineral resource estimate, constituted by the San Ignacio and Guanajuato operations, updates former mineral resource estimates with effective dates of July 31, 2020. This Mineral Resource Estimate for GMC has an effective date of July 31, 2021 and updates the previous resource estimate for reasons of depletion because of mining and resource definition resulting from successful exploration activities. Highlights of the GMC mineral resource estimate are given in Table 14.27.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.

Table 14.27: GMC Mineral Resource Estimate, Highlights

Class	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)	Au eq (g/t)	Au eq (oz)
Totals Measured	368,944	196	2,329,550	2.36	27,948	397	4,708,345	4.67	55,392
Totals Indicated	150,550	194	940,377	2.16	10,438	378	1,829,410	4.45	21,522
Totals M&I	519,493	196	3,269,927	2.30	38,386	391	6,537,755	4.61	76,915
Totals Inferred	665,977	194	4,149,076	2.42	51,876	400	8,558,540	4.70	100,689

Note: See details in Notes section for Guanajuato and San Ignacio in Table 14.29 and Table 14.31.

14.8.1	Guanajuato

Guanajuato contains estimated Measured and Indicated Mineral Resources of 251,666 tonnes above varying US$ NSR full operational cost cut-offs, at an average grade of 250g/t silver and 1.76g/t gold, for a total of 3,235,029 Ag eq oz or 38,059 Au eq oz. This includes Measured Mineral Resources of 166,262 tonnes at an average grade of 255g/t silver and 1.81g/t gold, for a total of 2,185,272 Ag eq oz or 25,709 Au eq oz and Indicated Mineral Resources of 85,404 tonnes at an average grade of 240g/t silver and 1.68g/t gold, for a total of 1,049,757 Ag eq oz or 12,350 Au eq oz. In addition, estimated Inferred Mineral Resources are 220,760 tonnes at an average grade of 225g/t silver and 1.95g/t gold, for 2,776,596 Ag eq oz or 32,666 Au eq oz.

The Mineral Resources detailed at Guanajuato cover the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita and Promontorio areas. This Mineral Resource Estimate for Guanajuato has an effective date of July 31, 2021 and updates the previous Mineral Resource estimate for reasons of depletion because of mining and resource definition resulting from successful exploration activities.

Table 14.28 provides a highlights summary, and Table 14.29 provides a detailed summary, of the Mineral Resource estimates as of July 31, 2021. Measured, Indicated, and Inferred Mineral Resources are reported at the full-cost operational mining cut-off value which varies between mining areas in US$ per tonne.

It is the opinion of the Qualified Persons of this report that all data used in the generation of the Mineral Resource models and the processes by which these data were collected and stored are acceptable and of industry standard.

Table 14.28: Mineral Resources Estimate as of July 31, 2021, Guanajuato (Highlights)

Class	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)	Au eq (g/t)	Au eq (oz)
Totals Measured	166,262	255	1,362,426	1.81	9,681	409	2,185,272	4.81	25,709

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Class	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)	Au eq (g/t)	Au eq (oz)
Totals Indicated	85,404	240	658,767	1.68	4,600	382	1,049,757	4.50	12,350
Totals M&I	251,666	250	2,021,193	1.76	14,280	400	3,235,029	4.70	38,059
Totals Inferred	220,760	225	1,597,357	1.95	13,873	391	2,776,596	4.60	32,666

Note: See details in Notes section for Guanajuato in Table 14.29.

Table 14.29: Mineral Resources Estimate as of July 31, 2021, Guanajuato

Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Measured
Cata	26,608	409	349,867	1.92	1,647	573	489,840
Pozos	72,557	243	567,346	1.5	3,501	371	864,920
Guanajuatito	13,833	267	118,761	1.18	524	367	163,324
Santa Margarita	9,145	83	24,485	4	1,175	423	124,341
Valenciana	38,630	217	269,499	1.98	2,454	385	478,062
Promontorio	5,489	184	32,469	2.15	380	367	64,785
Totals Measured	166,262	255	1,362,426	1.81	9,681	409	2,185,272
Vein	TONNES	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Indicated
Cata	1,190	320	12,237	1.23	47	424	16,222
Pozos	39,129	258	324,009	1.47	1,854	383	481,620
Guanajuatito	6,195	326	65,021	1.29	258	436	86,917
Santa Margarita	4,004	131	16,909	3.07	395	392	50,494
Valenciana	29,861	218	209,748	1.75	1,677	367	352,304
Promontorio	5,025	191	30,842	2.28	369	385	62,201
Totals Indicated	85,404	240	658,767	1.68	4,600	382	1,049,757
Vein	TONNES	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Measured & Indicated
Cata	27,798	405	362,104	1.89	1,694	566	506,062
Pozos	111,686	248	891,354	1.49	5,355	375	1,346,540
Guanajuatito	20,028	285	183,782	1.21	782	389	250,241
Santa Margarita	13,149	98	41,394	3.71	1,570	414	174,835
Valenciana	68,491	218	479,248	1.88	4,131	377	830,365
Promontorio	10,514	187	63,311	2.22	749	376	126,985
Totals M&I	251,666	250	2,021,193	1.76	14,280	400	3,235,029
Vein	TONNES	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Inferred
Cata
Pozos	83,796	252	678,767	1.28	3,438	360	970,997
Guanajuatito	6,535	324	68,124	1.48	310	450	94,468
Santa Margarita	16,123	132	68,439	3.73	1,935	449	232,891
Valenciana	93,327	218	653,222	2.13	6,393	399	1,196,619
Promontorio	20,978	191	128,805	2.67	1,798	418	281,620
Totals Inferred	220,760	225	1,597,357	1.95	13,873	391	2,776,596

Notes:

1.	Cut-offs are based on the marginal operating costs per mining area being US$135.70/tonne for Cata, US$135.70/tonne for Santa Margarita, US$96.50/tonne for Los Pozos, US$124.90/tonne for Guanajuatito, US$148.50/tonne for Promontorio, and US$113.10/tonne for Valenciana.
2.	Block model grades converted to US$ value using plant recoveries of 87.15% Ag, 86.70% Au, and net smelter terms negotiated for concentrates.
3.	Rock Density for Cata is 2.66t/m³, 2.65t/m³ Santa Margarita, Los Pozos 2.68t/m³, Guanajuato 2.69t/m³, Promontorio and Valenciana 2.67t/m³.
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 0.5m.
8.	Metal Prices US$20.00/oz silver, and US$1,650.00/oz gold.
9.	Mineral Resource estimation has an effective date of July 31, 2021.
10.	Ag eq oz were calculated using 85:1 Ag:Au ratio.
11.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
12.	Mineral Resources that are not Mineral Reserves have no demonstrated economic viability. The potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.
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14.8.2	San Ignacio

San Ignacio contains estimated Measured and Indicated Mineral Resources of 267,828 tonnes above a US$127.40/tonne NSR cut-off, at an average grade of 145g/t silver and 2.80g/t gold, for a total of 3,302,726 Ag eq oz or 38,856 Au eq oz. This includes Measured Mineral Resources of 202,682 tonnes at an average grade of 148g/t silver and 2.80g/t gold, for a total of 2,523,073 Ag eq oz or 29,683 Au eq oz, and Indicated Mineral Resources of 65,146tonnes at an average grade of 134g/t silver and 2.79g/t gold, for a total of 779,653Ag eq oz or 9,172 Au eq oz. In addition, estimated Inferred Mineral Resources are 445,217 tonnes at an average grade of 178g/t silver and 2.65g/t gold, for 5,781,944 Ag eq oz or 68,023 Au eq oz. The Mineral Resource Estimates highlights is presented as Table 14.30, while grouped by domain is presented in Table 14.31.

It is the opinion of the Qualified Persons of this report that all data used in the generation of the Mineral Resource models and the processes by which these data were collected and stored are acceptable and of industry standard.

Table 14.30: Mineral Resource Estimate 2021, San Ignacio (Highlights)

Class	TONNES	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)	Au eq (g/t)	Au eq (oz)
Total Measured	202,682	148	967,124	2.80	18,267	387	2,523,073	4.56	29,683
Total Indicated	65,146	134	281,611	2.79	5,839	372	779,653	4.38	9,172
Total M&I	267,828	145	1,248,734	2.80	24,106	384	3,302,726	4.51	38,856
Total Inferred	445,217	178	2,551,719	2.65	38,002	404	5,781,944	4.75	68,023

Notes: See details in Notes section for San Ignacio in Table 14.31.

Table 14.31: Mineral Resource Estimate 2021, San Ignacio

Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Measured
Melladito South	21,001	106	71,837	3.18	2,149	377	254,488
Purisima BO	6,614	142	30,108	3.39	722	430	91,453
Purisima
Purisima HW
Purisima Int
700
711	3,327	240	25,628	3.40	363	558	59,724
740	321	234	2,418	1.12	12	330	3,405
Santo Nino
NDD2N	15,101	180	87,444	2.18	1,057	365	177,254
NDD1.5	11,731	187	70,476	2.01	757	357	134,784
NDD2S	19,221	228	140,691	2.51	1,550	441	272,477
NDD	19,663	165	104,463	2.25	1,423	357	225,391
NDD3	7,819	234	58,917	1.97	496	402	101,063
Melladito	37,926	97	117,827	3.10	3,776	360	438,799
Melladito BO	17,689	98	55,622	3.37	1,915	384	218,407
Intermediate	36,736	147	173,537	3.01	3,559	403	476,072
Intermediate 2	5,533	158	28,157	2.75	489	392	69,755
Total Measured	202,682	148	967,124	2.80	18,267	387	2,523,073
Vein	TONNES	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Indicated
Melladito South	16,402	80	42,270	3.44	1,813	372	196,362
Purisima BO	6,781	126	27,516	3.51	766	425	92,594
Purisima
Purisima HW
Purisima Int
700
711	2,284	227	16,702	3.77	277	572	41,970
740	260	224	1,879	1.04	9	313	2,623

Mineral Resource Estimates	14-26 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Santo Nino	234	93	700	2.50	19	305	2,300
NDD2N	10,371	168	55,950	2.15	716	350	116,850
NDD1.5	3,151	207	20,926	1.43	145	328	33,246
NDD2S	4,140	245	32,661	1.64	218	385	51,197
NDD	4,783	127	19,500	2.35	361	326	50,188
NDD3	709	181	4,131	1.54	35	312	7,106
Melladito	6,223	68	13,594	3.08	615	329	65,909
Melladito BO	1,461	63	2,976	3.25	153	340	15,959
Intermediate	7,877	166	41,940	2.64	667	390	98,676
Intermediate 2	469	57	864	2.97	45	310	4,673
Total Indicated	65,146	134	281,611	2.79	5,839	372	779,653
Vein	TONNES	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Measured & Indicated
Melladito South	37,403	95	114,107	3.29	3,962	375	450,851
Purisima BO	13,395	134	57,624	3.45	1,487	428	184,047
Purisima
Purisima HW
Purisima Int
700
711	5,610	235	42,329	3.55	640	564	101,694
740	582	230	4,297	1.09	20	323	6,027
Santo Nino	234	93	700	2.50	19	305	2,300
NDD2N	25,472	175	143,394	2.17	1,773	359	294,104
NDD1.5	14,882	191	91,401	1.88	902	351	168,030
NDD2S	23,361	231	173,352	2.35	1,768	430	323,674
NDD	24,446	158	123,963	2.27	1,784	352	275,579
NDD3	8,528	230	63,048	1.94	531	396	108,169
Melladito	44,150	93	131,421	3.09	4,392	357	504,708
Melladito BO	19,150	95	58,599	3.36	2,068	382	234,366
Intermediate	44,612	150	215,478	2.95	4,227	400	574,748
Intermediate 2	6,002	150	29,021	2.77	534	386	74,428
Total M&I	267,828	145	1,248,734	2.80	24,106	384	3,302,726
Vein	TONNES	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Inferred
Melladito South	56,187	96	172,923	2.73	4,927	328	591,690
Purisima BO	81,595	149	390,470	3.44	9,020	441	1,157,142
Purisima	109,846	277	976,950	1.47	5,184	401	1,417,616
Purisima HW	23,817	223	170,600	1.28	984	332	254,205
Purisima Int	28,815	185	171,642	2.43	2,252	392	363,025
700	4,258	199	27,203	4.00	548	539	73,752
711	138	258	1,148	4.23	19	622	2,766
740	3,679	235	27,793	0.96	113	316	37,410
Santo Nino	82,598	127	337,888	3.88	10,310	457	1,214,214
NDD2N	17,229	199	110,246	2.78	1,538	435	240,936
NDD1.5	2,356	189	14,316	1.24	94	294	22,300
NDD2S	14,548	167	78,324	2.51	1,173	381	178,018
NDD	3,031	154	15,029	3.61	352	461	44,964
NDD3	600	141	2,710	2.19	42	327	6,299
Melladito	7,513	71	17,182	2.89	697	316	76,437
Melladito BO	89	64	183	2.95	8	315	901
Intermediate	6,453	143	29,619	2.72	564	374	77,533
Intermediate 2	2,465	95	7,493	2.26	179	287	22,734
Total Inferred	445,217	178	2,551,719	2.65	38,002	404	5,781,944

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Notes:

1.	Cut-offs are based on the marginal operating costs per mining area being US$127.40/tonne for San Ignacio.
2.	Block model grades converted to US$ value using plant recoveries of 87.15% Ag, 86.70% Au, and net smelter terms negotiated for concentrates.
3.	Rock Density for San Ignacio is 2.64t/m³,
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 0.5m.
8.	Metal Prices US$20.00/oz silver, and US$1,650.00/oz gold.
9.	Mineral Resource estimation has an effective date of July 31, 2021.
10.	Ag eq oz were calculated using 85:1 Ag:Au ratio.
11.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
12.	Mineral Resources that are not Mineral Reserves have no demonstrated economic viability. The potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.
14.9	Comparison with Previous Mineral Resource Estimates
14.9.1	Guanajuato

The previous Mineral Resource estimate which has an effective date of July 31, 2020 is compared to the current Mineral Resource estimate in Table 14.32 below. The Measured Resource classification in the current resource update provides a 35% decrease in contained gold and 41% decrease in contained silver and a 41% decrease in contained silver equivalent ounces in relation to the previous estimate. For Indicated Resource classification, there is a 41% decrease in contained gold and 42% decrease in contained silver and 43% decrease in contained silver equivalent ounces over the previous estimate. For Inferred Resource classification, a decrease of 55% in contained gold and decrease of 51% in contained silver, and 54% decrease in contained Ag eq oz over the previous report. Overall Measured and Indicated Resource tonnes decreased 42% with a coincident decrease of Ag eq oz of 41% or ~2.3M Ag eq oz.

The changes above, mostly reflect the decreases in tonnes and silver equivalent ounces that came from the Pozos zones whose losses accounted for most of the decreases in Measured and Indicated Mineral Resources. This decrease is due to both a re-interpretation of the geology and using fewer wireframes, and the better definition of historical mining areas through drilling and development in the Los Pozos area leading to a larger volume removed from the block models. These changes also reflect the overall negative effects of a tighter classification system of Measured and Indicated Mineral Resources (2020 TR used 0-15m and 15-30m, while 2021 TR used 0-10m and 10-20m, respectively). The basic rational to constrain the classification of Measured and Indicated from that in the last TR is that the volume of the various zones containing grade has been shrinking over the past number of years. As such the conservative approach was to constrain the classification size. Further overall negative effects were, mine depletion, and significant increases in total operating costs, only offset by slightly higher silver metal prices.

Table 14.32: Comparison of 2020 to 2021 Mineral Resources, Guanajuato

Category	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Total Measured 2021	166,262	255	1,362,426	1.81	9,681	409	2,185,272
Total Measured 2020	286,139	253	2,328,051	1.63	14,995	400	3,677,663
Measured Difference	-42%	1%	-41%	11%	-35%	2%	-41%
Total Indicated 2021	85,404	240	658,767	1.68	4,600	382	1,049,757
Total Indicated 2020	147,814	241	1,144,963	1.65	7,816	390	1,851,448
Indicated Difference	-42%	0%	-42%	1%	-41%	-2%	-43%
Total M&I 2021	251,666	250	2,021,193	1.76	14,280	400	3,235,029
Total M&I 2020	433,953	249	3,473,014	1.64	22,811	396	5,529,111
M&I Difference	-42%	0%	-42%	8%	-37%	1%	-41%
Total Inferred 2021	220,760	225	1,597,357	1.95	13,873	391	2,776,596
Total Inferred 2020	460,174	220	3,258,101	2.07	30,689	407	6,020,031
Inferred Difference	-52%	2%	-51%	-6%	-55%	-4%	-54%

Mineral Resource Estimates	14-28 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

14.9.2	San Ignacio

The previous Mineral Resource estimate which has an effective date of July 31, 2020 is compared to the current Mineral Resource estimate in Table 14.33 below. The Measured Resource classification in the current Mineral Resource update provides a 32% decrease in contained gold and 33% decrease in contained silver and a 34% decrease in contained silver equivalent ounces in relation to the previous estimate. For Indicated Resource classification, there is a 14% increase in contained gold and 17% decrease in contained silver and 3% decrease in contained silver equivalent ounces over the previous estimate. For Inferred Resource classification, a decrease of 53% in contained silver and decrease of 49% in contained gold, and 52% decrease in contained silver equivalent ounces over the previous report. These changes reflect the use of a modestly higher silver metal price, a tighter classification system of Measured and Indicated mineral resources, considerable increase in total operating costs, mine depletion, the better definition of historical mining areas through drilling and development in the Purisima and San Pedro areas leading to a larger volume removed from the block models, and the expansion of the Santo Nino vein due to successful exploration drilling.

Table 14.33: Comparison of 2020 to 2021 Mineral Resources, San Ignacio

Category	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Total Measured 2021	202,682	148	967,124	2.80	18,267	387	2,523,073
Total Measured 2020	314,802	142	1,435,252	2.64	26,746	384	3,842,386
Measured Difference	-36%	5%	-33%	6%	-32%	1%	-34%
Total Indicated 2021	65,146	134	281,611	2.79	5,839	372	779,653
Total Indicated 2020	73,096	144	338,246	2.19	5,135	349	800,416
Indicated Difference	-11%	-7%	-17%	28%	14%	7%	-3%
Total M&I 2021	267,828	145	1,248,734	2.80	24,106	384	3,302,726
Total M&I 2020	387,898	142	1,773,498	2.56	31,881	377	4,642,801
M&I Difference	-31%	2%	-30%	10%	-24%	2%	-29%
Total Inferred 2021	445,217	178	2,551,719	2.65	38,002	404	5,781,944
Total Inferred 2020	992,835	169	5,406,142	2.33	74,530	384	12,089,792
Inferred Difference	-55%	5%	-53%	14%	-49%	5%	-52%
14.10	Reconciliation
14.10.1	Guanajuato

An effort was made to reconcile the Los Pozos block model against the production for the period August 1, 2020 to July 31, 2021. Stope and development outlines within the block models from August 1, 2020 to July 31, 2021 were outlined using the corresponding periods sampling and surveyed stope outlines and these outlines were “cookie-cuttered” from this report’s block models to derive a total of 34,491 tonnes and corresponding grades of 130g/t Ag and 0.97g/t Au. The extracted block model tonnes are higher, and grades are lower compared with the compiled production for the same period from Los Pozos of 26,819 tonnes grading 163g/t silver and 1.16g/t gold (Table 14.34). This is strictly a high-level reconciliation that does not account for mine dilution and then selection of above cut-off material to be sent to the mill for processing.

Table 14.34: Reconciliation of block model to production, Los Pozos, Guanajuato

Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Pozos VM FW	14,408	102	47,343	1.24	572	207	95,972
Pozos VM HW	20,083	149	96,415	0.78	502	215	139,047
Totals Pozos Rec	34,491	130	143,758	0.97	1,074	212	235,019
Production	26,819	163		1.16

If there was a cut-off grade of 150g/t Ag eq applied to the blocks cut from the block model, and this was then 20% mine diluted then the reconciliation balances out quite well with the production (Table 14.35).

Mineral Resource Estimates	14-29 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Table 14.35: Reconciliation of block model to production with cut-off and dilution assumptions, Los Pozos, Guanajuato

Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Pozos VM FW	8,709	140	39,301	1.78	500	292	81,782
Pozos VM HW	12,096	206	80,064	1.08	421	298	115,871
Totals Pozos Rec	20,805	178	119,365	1.38	921	295	197,653
20% Rec dilution	24,966	143		1.10
Production	26,819	163		1.16
14.10.2	San Ignacio

A high-level reconciliation review was completed to test the assumptions made in the Mineral Resource estimation against production records. The reconciliation review was completed for the period between the last San Ignacio NI 43-101 report (July 31, 2020) and the effective date of this report (July 31, 2021). Stope and development outlines within the block models from August 1, 2020 to July 31, 2021 were outlined using the corresponding periods sampling and surveyed stope outlines and these outlines were “cookie-cuttered” from this report’s block models to derive a total of 121,055 tonnes and corresponding grades of 111g/t Ag and 1.77g/t Au. The extracted block model tonnes and grades correspond well with the compiled production for the same period from San Ignacio of 116,874 tonnes grading 98g/t silver and 1.67g/t gold (Table 14.36). This is strictly a high-level reconciliation that does not account for mine dilution and then selection of above cut-off material to be sent to the mill for processing. Mine dilution would increase tonnes and decrease grades of the extracted blocks while selective mining would do the opposite quite possibly balancing the two issues out.

The authors consider the reconciliation effort and results produced reasonable.

Table 14.36: Reconciliation of block model to production, San Ignacio

Vein	TONNES	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Melladito South	21,782	78	54,325	1.87	1,312	237	165,879
Purisima BO	451	15	218	0.20	3	32	470
Purisima	2,065	35	2,292	0.52	35	79	5,250
711	539	192	3,327	2.43	42	425	7,360
NDD2N	40,609	129	168,018	1.44	1,884	251	328,176
NDD1.5	7,813	118	29,532	1.76	441	267	67,051
NDD2S	14,585	166	77,896	2.59	1,213	386	181,000
NDD	17,479	90	50,352	1.68	942	232	130,441
NDD3	1,944	116	7,253	1.72	108	262	16,392
Melladito	5,500	57	9,994	1.97	349	224	39,623
Intermediate	5,678	103	18,759	1.76	321	252	46,010
Intermediate 2	2,611	122	10,215	2.77	233	357	29,999
Total Rec	121,055	111	432,181	1.77	6,883	261	1,017,651
Production	116,874	98		1.67
Mineral Resource Estimates	14-30 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex
15.0	Mineral Reserve Estimates

No Mineral Reserve estimates were completed in this report. Mineral reserves were estimated for Guanajuato (Rennie and Bergen, 2011) in the Cata, Los Pozos, and Santa Margarita zones but they have been depleted. No Mineral Reserves have ever been estimated for San Ignacio. The Company has not established reserves at the Guanajuato Mine Complex due to the following reasons:

■	Mineral resources classified as Measured and Indicated occur only with associated mine development, sampling, and mining in the mineralized zones
■	Geological nature of the deposit type and mineralized zones
■	Associated costs of 3rd party Mineral Reserve estimation when the Company is already in production within the Measured and Indicated resource, required for reserve estimation

The Company entered production at Guanajuato in 2006, and San Ignacio in 2013. The Company did not base this production decision on any feasibility study of Mineral Reserves demonstrating economic and technical viability of the mine. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the GMC or the costs of such recovery. As the GMC does not have established Mineral Reserves, the Company faces higher risks that anticipated rates of production and production costs will be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from the GMC and ultimately the profitability of the operation.

Mineral Reserve Estimates	15-1 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex
16.0	Mining Methods

Production from GMC mines since beginning operations in Mexico is summarized in Table 16.1. The Company initially focused on increasing production throughput however in 2008 the Company focused on increasing grade resulting in a reduction in tonnage produced. San Ignacio production began at the end of November 2013. The increase in production shown in the years 2014 to 2017 in Table 16.1 reflects the increase in production from San Ignacio. In 2018, production wanes at Guanajuato and is increasingly dominated by San Ignacio, while in 2019 and 2020 production is near solely San Ignacio with Guanajuato placed on a C&M basis (January to July 2019) and since then with limited production.

In November 2021, the Guanajuato mine and the Cata processing plant of the Guanajuato Mine Complex were placed on care and maintenance pending the Company’s application for the permits from CONAGUA necessary to extend the tailings dam. Mining activity at the San Ignacio mine has also been suspended while Great Panther continues to proactively engage with CONAGUA in regards of the tailings dam permit.

Table 16.1: GMC production as of July 31, 2021

Year	Tonnes Mill/Mine GTO	Tonnes Mill/Mine San Ignacio	Tonnes (milled)	Ag (oz)	Au (oz)
2006	86,111	-	86,111	105,480	988
2007	203,968	-	203,968	521,225	3,794
2008	155,079	-	155,079	848,083	5,488
2009	138,517	-	138,517	1,019,751	6,748
2010	144,112	-	144,112	1,019,856	6,619
2011	169,213	-	169,213	959,490	7,515
2012	174,022	-	174,022	1,004,331	10,350
2013¹	220,463	1,082	221,545	1,079,980	15,063
2014¹	213,658	54,154	267,812	1,239,009	15,906
2015¹	180,691	129,253	309,944	1,708,061	21,126
2016¹	136,349	183,694	320,043	1,473,229	21,626
2017¹	131,335	185,475	316,810	1,386,964	21,501
2018¹	88,364	212,650	301,014	1,096,757	19,073
2019¹	7,610	179,886	187,610	590,781	11,588
2020¹	33,248	119,560	151,001	520,903	6,779
2021¹²	29,225	65,168	94,089	309,840	4,115
Totals	2,111,965	1,130,922	3,240,890	14,883,740	178,279

Source: Great Panther Annual reports for 2006 to 2020 inclusive

1.	2006-2015 reported figures reflect tonnes milled, 2016-2021 reported figures reflect tonnes mined which has a small discrepancy to tonnes milled.
2.	2021 details from production records to July 31, 2021

Total GMC production (Table 16.1) to July 31, 2021 was 3,240,890 tonnes, from which 14,883,740 oz silver and 178,278 oz gold was derived. Overall Guanajuato production was 2,111,964 tonnes, while San Ignacio production was 1,130,922 tonnes.

From August 1, 2020 to July 31, 2021, the production for Guanajuato was sourced from the Los Pozos and Promontorio areas. The production was achieved with a work force that operated 6 days per week to obtain a total production of 46,910 tonnes, producing on average 148 tonnes per mine operating day. San Ignacio had a production of 116,102 tonnes in the same period, producing on average 366 tonnes per mine operating day. The overall total production for the GMC averaged 514 tonnes per mine operating day (317 mine operating days) during the period from September 1, 2020 to July 31, 2021. The mill processed the GMC production in batches and over the effective period operated for 240 days at an average rate of 679 tonnes per day.

There are no current estimates of Mineral Reserves for any of the GMC. The Company made decisions to enter production at Guanajuato and San Ignacio without having completed final feasibility studies. Accordingly, the Company did not base its production decisions on any feasibility studies of Mineral Reserves demonstrating economic and technical viability of the GMC. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the GMC or the costs of such recovery. As the GMC does not have established Mineral Reserves, the Company faces higher risks that anticipated rates of production and production costs, such as those provided in this TR, will not be achieved. These risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations at the GMC.

Mining Methods	16-1 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

16.1	Cut and Fill Mining Method

Typically, all zones at the GMC are extracted by the Cut & Fill mining method. A brief description of the Cut & Fill mining method is as follows:

An access ramp approximately 3.5 meters (width) by 3.5 metres (height) is located at the bottom of the vein, from which development drifts are advanced along the zone to open headings at the mine blocks. Sub-levels off the access ramp are between 20 and 35 meters apart with attack drifts to the zone averaging from 20 to 40 meters in length.

The mining sequence begins with the development of a crosscut off the access ramp into the mineralized level. A heading is developed up to the economic limit of the predefined block, where exploration definition drilling is completed to define the limits of the block. Subsequently, the zone is excavated along its length (using jack-leg drills) through two headings (180 degrees apart). Depending on the width of the vein, the cut width may be 2.4 meters or 1.8 meters to minimize dilution. Depending on the width of the vein, ground support may be necessary which can include rock bolts and mesh. The back of each cut along the length the zone is composite sampled to provide additional assay confirmation prior to mining the next lift. The cut is then back-filled with waste material utilizing a Scoop-Tram. When the filling is finished, a new cut into the stope block is initiated above the previous cut (breasting), restarting the cycle.

Overall development in ore is completed with either jack-leg drills or a 16ft Jumbo. 3.5 yard and 4.0-yard Scoop-Trams are used for ore handling with either 10-ton or 18-ton trucks used to transport the ore.

Narrow mineralized zones of less than one meter width (such as Nombre de Dios zones) are mined by resue method, first blasting and extracting the zones from the face, and then expanding the stope opening by blasting sufficient hanging-wall waste to partially fill the stope.

The stability of the rock was evaluated in 2010 by Roland Tosney (Consulting Geotechnical Engineer) and who made the following recommendations. Cement resin bolts are required for excavations up to 5 meters in height. For excavation heights greater than 5 metres but less than 9 metres, cable anchor bolts are installed for additional support. Four-meter cable bolts are installed where holes are drilled by the Jumbo. In areas requiring openings greater than 9 metres vertical, permanent columns of rock are left.

16.1.1	Guanajuato
16.1.1.1	Guanajuatito Zone

Guanajuatito has been producing ore since 2006. Production came predominantly from the 1730, 1700, 1605, and 1540masl elevations (430, 400, 305, and 260 levels) with hanging-wall ramp completed to the 1730 masl elevation (430 level). The ore zones of Guanajuatito are exploited by the Cut and Fill mining method with a ramp to the bottom of the vein being extended at depth. A cross section of the Guanajuatito deposit is shown in Figure 16.1 and a level plan of the block model and wireframe is shown in Figure 16.2.

16.1.1.2	Valenciana Zone

Exploration development has commenced in the Valenciana zones on the 245, 360 and 460 levels; production restarted in the last two months of 2016. Exploitation is within several footwall zones to the Veta Madre. Refer to Figure 16.3 and Figure 16.4 below for a cross section and plan map for the Valenciana zone.

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16.1.1.3	Cata Zone

The Cata zone is composed of five separate mineral zones that vary in widths from 2 to less than 1 meter. These zones are extracted by the Cut and Fill mining method. Sub-levels off the access ramp are between 20 and 30 meters apart.

Mining of the Cata Clavo reached the 550 level where development and stoping was carried out on the Veta Madre vein. Mining at Cata was discontinued in late 2018. Cata Clavo is a relatively steeply dipping structure that has been identified for mining from the 1550masl elevation (550 level) to the 1665 masl elevation (435 level). The mining area was up to 100 meters long and up to 10 meters wide. The Veta Madre FW, Contact, Veta Madre HW, Alto 1 to Alto 4 zones are located on the hanging wall side of the Veta Madre and the multiple zones are close to each another. In some areas, the combined Veta Madre to Alto 4 generates an overall width exceeding 30 metres.

A cross section of the Cata Clavo is shown in Figure 16.5 and a level plan of the block model and wireframe is shown in Figure 16.6.

16.1.1.4	Los Pozos Zone

At the Los Pozos SE zone mining is underway above the 310 level, both on remnant mineralization as well as recovery of old pillars. Mineralization is related to both the Veta Madre and Santa Margarita (hanging wall) structures as well as transverse structures.

The Los Pozos deposits are relatively steeply dipping structures that have been identified for mining from the 2025 masl elevation (75 / 83 levels), 1980 masl (120 level), 1940 masl (160 level), to the 1790 masl elevation (310 level). A cross section of the Los Pozos deposit is shown in Figure 16.7 and a level plan of the block model and wireframe is shown in Figure 16.8.

16.1.1.5	Santa Margarita Zone

The Santa Margarita gold rich vein has been explored by ramp development from the 390 level to the 500 level. The ramp has been driven from the 1710 masl elevation (390 level) and extended down to the 1560 masl elevation (540 level). Extractions are by cut and fill mining methods. Santa Margarita was in production from March 2009 to late 2018. A cross section of the Santa Margarita deposit is shown in Figure 16.9 and a level plan of the block model and wireframe is shown in Figure 16.10.

16.1.1.6	Promontorio Zone

Production restarted from Promontorio in March of 2017 and exploration development continues to define this zone. It is a quartz stockwork system within the hanging-wall conglomerates, immediately above the Veta Madre. Minor production came from the 110 level before C&M commenced at the end of 2018. Presently there is production from the 160 and 275 levels.

Refer to Figure 16.11 and Figure 16.12 below for a cross section, and a level plan of the block model and wireframe for the Promontorio zone.

16.1.2	San Ignacio

The mining at San Ignacio began in the third quarter of 2013. As of July 31, 2021, a total of 1,130,922 tonnes of ore have been produced. The bulk of the 2021 mining is on the Nombre de Dios zones, with lesser production from Melladito South and Intermediate zones, and initial development in the Purisima zone.

Workers operate on three 8-hour shifts from Monday to Saturday. Four separate contractors operate the development and production of the mine. The contractors provide supervisors, and the company provides supervisors and a superintendent to over seen the operation. In addition, there is a services team and a security team.

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Cut and Fill mining is used to extract material defined by mining blocks. The main ramp (4.5 metres wide by 4.5 metres high) has a slope of 12%. It was developed using a single-arm electric Jumbo, a 6-yard Scoop Tram, and a combination of conventional 20-tonne trucks and an underground truck.

Electricity is supplied to the mine through the Mexican national power grid. The mine utilizes forced air ventilation supported by electric fans, two electric air compressors with 1,000cfm and 100psi and 50 - 60 gallon per minute pumps for extracting mine water.

The mineralized rock is transported by truck to the Cata plant using conventional 20-tonne trucks.

The 450N section (Figure 16.13) shows the distribution of the various veins and the associated development along Veta Melladito, Intermediate, Nombre de Dios and Intermediate 2 veins. Section 350N (Figure 16.14) displays the Santo Nino zone, along the Purisima structural trend, an in-situ zone presently being delineated.

Sections 450N (Figure 16.13), 350N (Figure 16.14), 1000N (Figure 16.15), and 450S (Figure 16.16), and plan views at 2,275 masl (Figure 16.17) and 2,175 masl (Figure 16.18) elevations show the distribution of the various veins and associated development along Melladito, Intermediate, Nombre de Dios, and Purisima veins.

Figure 16.1: Development and Mineral Resource in the Guanajuatito zone, section view 2925N

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Figure 16.2: Development and Mineral Resource in the Guanajuatito zone, plan view

Figure 16.3: Development and Mineral Resource in the Valenciana zone, section view 2150N

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Figure 16.4: Development and Mineral Resource in the Valenciana zone, plan view

Figure 16.5: Development and Mineral Resource in the Cata zone, section view 600N

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Figure 16.6: Development and Mineral Resource in the Cata zone, plan view

Figure 16.7: Development and Mineral Resource in the Los Pozos zone, section view 175N

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Figure 16.8: Development and Mineral Resource in the Los Pozos zone, plan view

Figure 16.9: Development and Mineral Resource in the Santa Margarita zone, section view 75S

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Figure 16.10: Development and Mineral Resource in the Santa Margarita zone, plan view

Figure 16.11: Development and Mineral Resource in the Promontorio zone, section view 450S

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Figure 16.12: Development and Mineral Resource in the Promontorio, plan view

Figure 16.13: Mine development along Melladito, Intermediate & Nombre de Dios structures, cross section 450N

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Figure 16.14: Mine development, cross section 350N

Figure 16.15: Mine development along Nombre de Dios 2N structure, cross section 1000N

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Figure 16.16: Mine development along Purisima & Melladito South structures, cross section 450S

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Figure 16.17: Mine development and veins along 2275masl, northern plan view

257,000 mE
257,500 mE
258,000 mE
1200 N
800 N
400 N
000
400 S
800 S
1200 S
1000N
450N
350N
450S
Melladito
Intermediate
Nombre de Dios 2N
Santa Aurelia
Santo Niño
Nombre de Dios
San Francisco
Santo Niño
Intermediate 2
Melladito BO
Nombre de Dios 2S
San Pablo
Nombre de Dios 1.5
Old San Ignacio
Rul
Purisima
Melladito South
Purisima
Rosario
Nuevo
San Pedro
Purisima BO
700
2,329,000 mN
2,328,500 mN
2,328,000 mN
2,327,500 mN
2,327,000 mN
2,329,500 mN
2,329,000 mN
2,328,500 mN
2,328,000 mN
258,000 mE
258,500 mE
259,000 mE
0
300
metres
BLOCK MODEL REMAINING
NSR Value (USD)
$250 - $350
$150 - $250
$100 - $150
< $100
LEGEND
Drill trace
Drill trace related to updated resource
Great Panther development
Historical development
Vein slice
GREAT PANTHER MINING LTD.
San Ignacio
Guanajuato State, Mexico
Mine Development
2275 masl Vein Plan
Date
July 2021
Scale
as shown
Elevation/Depth
2275masl / 50m
Figure
16.17

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Figure 16.18: Mine development and veins along 2175masl, southern plan view

257,000 mE
257,500 mE
258,000 mE
1200 N
800 N
400 N
000
400 S
800 S
1200 S
1000N
450N
350N
450S
2,329,000 mN
2,328,500 mN
2,328,000 mN
2,327,500 mN
2,327,000 mN
2,329,500 mN
2,329,000 mN
2,328,500 mN
2,328,000 mN
258,000 mE
258,500 mE
259,000 mE
Nombre de Dios 2N
Santo Niño
Nombre de Dios
Melladito
Santa Aurelia
Santo Niño
Nombre de Dios 3
Intermediate
San Francisco
Intermediate 2
Melladito BO
San Pablo
Nombre de Dios 2S
Nombre de Dios 1.5
Purisima
Melladito
Melladito South
Old San Ignacio
Rul
Purisima
Rosario
Purisima HW
Purisima BO
Nuevo
San Pedro
Purisima Int
Melladito South
740
700
711
Purisima
0
300
metres
BLOCK MODEL REMAINING
NSR Value (USD)
$250 - $350
$150 - $250
$100 - $150
< $100
LEGEND
Drill trace
Drill trace related to updated resource
Great Panther development
Historical development
Vein slice
GREAT PANTHER MINING LTD.
San Ignacio
Guanajuato State, Mexico
Mine Development
2175 masl Vein Plan
Date
July 2021
Scale
as shown
Elevation/Depth
2175masl / 50m
Figure
16.18

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17.0	Recovery Methods
17.1	Ore Processing Description

The GMC mineral processing plant processes approximately 679 tonnes per operating day (August 1, 2020 - July 31, 2021) or 447 tonnes per calendar day. The processing plant utilized five stages as follows: crushing, milling, flotation, thickening and filtering and produces a concentrate of iron sulphide (pyrite) with high values of gold and silver which are marketed and sold as the final product (Figure 17.1). Electricity for the processing plant comes from the Guanajuato state electrical grid, water from underground storage facilities at the lowest levels in the Guanajuato operation, and process material from multiple international and Mexican mine equipment and supplies suppliers.

The ore is delivered by truck from GMC’s mines to the ore processing yard at Cata which has a storage capacity of 1,500 tonnes. The material is fed onto a gravity fed grizzly with 12-inch steel grid openings where it falls into a hopper with a capacity of 1,000 tonnes where ore processing begins.

In November 2021, the Guanajuato mine and the Cata processing plant of the Guanajuato Mine Complex were placed on care and maintenance pending the Compnay’s application for the permits from CONAGUA necessary to extend the tailings dam.

Figure 17.1: Process flow sheet, GMC metallurgical plant

17.1.1	Crushing & Grinding Circuits

The ore from the 1,000-tonne capacity hopper is transferred along a 48-inch-wide belt to a 24 inch by 36-inch PettiBone jaw crusher where the 12-inch feed is reduced to less than 3-inch diameter. The feed from the jaw crusher exits along a 36-inch-wide belt and feeds a 6 ft wide by 20 ft long double bed vibrating Ludowici screen. The Ludowici screen separates the feed by size with the upper bed separating material greater than 1 inch and the lower bed separating material less than ¼ inch. This ¼ inch “fine” material is then fed along a 24-inch belt to a hopper prior to grinding (currently feed on average of 88% less than ¼ to the mill). The over size from the Ludowici screen is fed to a Metso (300HP) secondary cone crusher for further size reduction which is then fed back to the Ludowici screen along a 24-inch belt to ensure the material is the appropriate size for the mill. The crushing circuit has a backup Simmons 5½ short head cone crusher that is utilized as needed.

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17.1.2	Milling

Immediately after the crushing, the ore is stored in a series of "fines hoppers" which has a capacity of 1,800 tonnes. This material passes through chutes at the bottom of the hopper to feed three 24-inch-wide belts where the material is weighed (continuous weighing scale) and fed into three twin Denver of 7 ft by 14 ft ball-mills which are coated inside by a chromium-molybdenum alloy shield on the surface of the cylinder and natural rubber on the "heads". The grinding material used in these mills are 2.5-inch diameter high chrome alloy cast balls. The ¼ inch crushed material enters the ball mill where the movement, impacts and attrition from the balls promotes the wet pulverization of the mineral which is discharged by the mill as a "thick mineral pulp" where approximately 70% of the material by weight is solid and the remaining 30% is water. This thick mineral pulp is then diluted by adding water and feeds into 4 by 3-inch Krebs pumps where the material then feeds a series of Gmax G10 hydro-cyclone classifiers (two cyclones per mill) which carry out the classification of fines before entering the flotation circuit (75% of the material passing minus 200 meshes with automatic sampling). The average content of this material is 28% solid by weight and 72% water. The oversize material is returned to the mill for re-grinded in the closed circuit which has a "circulating load" of 350% thus ensuring the best release of the particles of interest. At this stage of grinding, reagents are added as the ore enters the mills. This includes the addition of two specific reagents which promote the recovery of gold and silver (promoter MaxGold 900 and promoter 7310, both Cyteg brand products).

17.1.3	Flotation Circuits

After grinding and conditioning by the initial reagents the material enters a 20 cubic meter capacity tank where additional reagents are added (promoter, collector and surfactant, Promoter 7310, Aerophine 3416 both Cyteg and cc-1065 SF surfactant brand PQM) and agitation incorporates these reagents into the mineral pulp. This material then enters the primary rougher flotation cells consisting of two stirred cell tanks that are 5 cubic metres each (made by Outotec) where a primary concentrate is obtained (paddled and spills over the edge of both cells where it is collected). Two stages of clean-up are required for this material prior to feeding the next stage of thickening which occurs in the in the primary and secondary cleaner flotation cells consisting of two banks of Wemco-type cells (6 cubic metres each and three cells per bank). Cell discharge continues as the material cascades toward the secondary rougher flotation cells consisting of 3 Outotec No. 5 cells which are each 5 cubic metres capacity. The spills from these cells are fed to a medium grained material tank that will partially return to flotation after a regrind stage.

The discharge from the Outotec No.5 cells feed a bank 8 Wemco type scavenger cells with a total capacity of 20 cubic metres. At this stage the spills of the bank of 8 cells join the spills from the previous 3 Outotec No. 5 cells and it is sent to a 4 ft by 5 ft regrind mill and passes to a hydro-cyclone classifier with the spill then entering the 20-meter conditioning tank along with the grinding product. The discharge enters the closed circuit to the 4 ft x 5 ft mill.

The material then enters an automatic filter press with 30 plates. The final concentrate has an average water content of 8% by weight.

It is worth mentioning that the rest of the reagent necessary for the flotation process are introduced at the beginning of the bank of scavenger cells and the current "modular" system of cells allows the Company to change flows to make the process more efficient, depending on the head grades feeding the mill. The discharge of the scavenger bank, containing on average 28% solid, is sent through a series of pumps to the tailings dam (after automatic sampling) 984 meters away. The pumps used for this discharge are 2 - 6 inch by 4-inch Warman 100 hp pumps.

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17.1.4	Thickening & Filtration

The product from the secondary cleaner flotation cells is sent via 15 hp Gallagher pump through an automatic sampler before entering a 230 cubic meter settling tank. Thickening results in material containing 50% to 70% solids by weight which is then sent to the filtering stage. During this stage water is recovered, recirculated, and utilized at the beginning of the milling stage.

For the filtration stage, a Clever filter press with 30 plates is utilized (63 x 63 cm each plate). Material from the thickener is fed into the filter pack through an Abel piston pump where the maximum possible amount of water is removed by means of compressive pressure. The resulting filtered concentrate contains on average 12% humidity. The concentrate is then sampled, weighed, and stored in the concentrate yard prior to sale and shipment.

17.1.5	Production History

Table 17.1 summarizes the production at GMC. The tonnes and ounces of silver and gold include the San Ignacio mine since 2013. The information is current to July 31, 2021. The Company made decisions to enter production at Guanajuato and San Ignacio without having completed final feasibility studies. Accordingly, the Company did not base its production decisions on any feasibility studies of Mineral Reserves demonstrating economic and technical viability of the GMC.

Table 17.1: GMC production as of July 31, 2021

Year	Tonnes Mill/Mine GTO	Tonnes Mill/Mine San Ignacio	Tonnes (milled)	Ag (oz)	Au (oz)
2006	86,111	-	86,111	105,480	988
2007	203,968	-	203,968	521,225	3,794
2008	155,079	-	155,079	848,083	5,488
2009	138,517	-	138,517	1,019,751	6,748
2010	144,112	-	144,112	1,019,856	6,619
2011	169,213	-	169,213	959,490	7,515
2012	174,022	-	174,022	1,004,331	10,350
2013¹	220,463	1,082	221,545	1,079,980	15,063
2014¹	213,658	54,154	267,812	1,239,009	15,906
2015¹	180,691	129,253	309,944	1,708,061	21,126
2016¹	136,349	183,694	320,043	1,473,229	21,626
2017¹	131,335	185,475	316,810	1,386,964	21,501
2018¹	88,364	212,650	301,014	1,096,757	19,073
2019¹	7,610	179,886	187,610	590,781	11,588
2020¹	33,248	119,560	151,001	520,903	6,779
2021¹²	29,225	65,168	94,089	309,840	4,115
Totals	2,111,965	1,130,922	3,240,890	14,883,740	178,279

Notes:

1.	Mid-2016 to 2021 San Ignacio and Guanajuato ores blended, so use mined tonnes for Guanajuato and San Ignacio
2.	Information to July 31, 2021
17.2	Metallurgical Tests Summary

Metallurgical tests are completed to optimize the consumption of reagents and overall milling process to obtain the maximum recovery and to comply with the concentration of grades required. All metallurgical tests are completed internally. A summary of the results for the November and December 2015 metallurgical tests are as follows in Table 17.2.

Table 17.2: 2015 metallurgical test summary

Metallurgical Balance 70%-30%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	34	3.40	56.96	5,351	1.94	181.93	71.23	71.38	2.32	251.00

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Metallurgical Balance 70%-30%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
scavenger	42	4.20	7.73	857	0.32	35.99	11.94	14.12	REC. Au	REC. Ag
Tails	924	92.40	0.50	40	0.46	36.96	16.82	14.50	83.18	85.50
Totals	1000	100.00	2.72	255			100.00	100.00
Metallurgical Balance 60%-40%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	41	4.10	44.66	3,861	1.83	158.30	65.53	71.74	4.57	278.00
scavenger	28	2.80	19.43	930	0.54	26.04	19.47	11.80	REC. Au	REC. Ag
Tails	931	93.10	0.45	39	0.42	36.31	14.99	16.46	85.01	83.54
Totals	1000	100.00	2.79	221			100.00	100.00
Metallurgical Balance 50%-50%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Au gr/ton	Au	Au	Au	Ag	Au	Ag
concentrate	40	4.00	56.97	4,163	2.28	166.52	69.25	69.91	2.79	214.00
scavenger	25	2.50	18.11	1,071	0.45	26.78	13.76	11.24	REC. Au	REC. Ag
Tails	935	93.50	0.60	48	0.56	44.88	16.99	18.84	83.01	81.16
Totals	1000	100.00	3.29	238			100.00	100.00
Metallurgical Balance 50%-50%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
CONC. 1 L	107	2.14	141.86	5,827	3.04	124.72	81.09	74.22	3.22	171.00
scavenger	115	2.29	3.99	142	0.09	3.26	2.44	1.94	REC. Au	REC. Ag
Tails 1 L	101	2.02	8.75	362	0.18	7.32	4.73	4.36	88.26	80.52
Tails	4677	93.54	0.47	35	0.44	32.74	11.74	19.48
Totals	5000	100.00	3.74	168			100.00	100.00
Metallurgical Balance Test Xantato Isopropilico
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
Conc. 2 L.	6	0.30	1341.93	37,912	4.03	113.74	74.69	61.59	4.44	146
scavenger	37	1.85	17.05	703	0.32	13.01	5.85	7.04	REC. Au	REC. Ag
Tails 1 L.	28	1.40	11.97	721	0.17	10.09	3.11	5.47	86.40	78.14
Tails 2 L	7	0.35	42.19	2,134	0.15	7.47	2.74	4.04
Tails finales	1922	96.10	0.76	42	0.73	40.36	13.60	21.86
Totals	2000	100.00	5.39	185			100.00	100.00
Metallurgical Balance San Ignacio Low Grade
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	41	4.10	55.41	1,737	2.27	71.22	74.51	60.04	2.84	127
scavenger	44	4.40	2.88	287	0.13	12.63	4.16	10.65	REC. Au	REC. Ag
Tails	915	91.50	0.71	38	0.65	34.77	21.34	29.31	70.69	78.66
Totals	1000	100.00	3.05	119			100.00	100.00
Metallurgical Balance Test Xantato Amilico
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	29	2.90	89.44	2,881	2.59	83.55	72.33	67.38	3.05	126
scavenger	25	2.50	15.70	445	0.39	11.13	10.95	8.97	REC. Au	REC. Ag
Tails	946	94.60	0.63	31	0.60	29.33	16.73	23.65	76.35	83.27
Totals	1000	100.00	3.59	124			100.00	100.00
Metallurgical Balance Test San Ignacio 100% 75% a -200
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	40	4.00	57.16	1,903	2.29	76.12	68.53	60.46	3.1	132
scavenger	34	3.40	13.92	429	0.47	14.59	14.18	11.59	REC. Au	REC. Ag
Tails	926	92.60	0.62	38	0.58	35.19	17.29	27.95	72.05	82.71
Totals	1000	100.00	3.34	126			100.00	100.00

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Metallurgical Balance Test San Ignacio 100% 82%-200
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	41	4.10	72.01	2,301	2.95	94.34	80.04	73.76	3.21	135
scavenger	49	4.90	4.77	165	0.23	8.09	6.34	6.32	REC. Au	REC. Ag
Tails	910	91.00	0.55	28	0.50	25.48	13.62	19.92	80.08	86.38
Totals	1000	100.00	3.69	128			100.00	100.00
Metallurgical Balance Test San Ignacio 70%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	60	6.00	45.39	1,495	2.72	89.70	76.37	71.27	2.9	124
scavenger	52	5.20	7.67	200	0.40	10.40	11.18	8.26	REC. Au	REC. Ag
Tails	888	88.80	0.50	29	0.44	25.75	12.45	20.46	79.54	87.55
Totals	1000	100.00	3.57	126			100.00	100.00
Metallurgical Balance Test San Ignacio 75%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	30	3.00	102.75	3,017	3.08	90.51	78.03	68.96	3.67	141
scavenger	31	3.10	14.25	345	0.44	10.70	11.18	8.15	REC. Au	REC. Ag
Tails	939	93.90	0.45	32	0.43	30.05	10.79	22.89	77.11	89.21
Totals	1000	100.00	3.95	131			100.00	100.00
Metallurgical Balance Test San Ignacio 75%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	63	6.30	34.09	1,004	2.15	63.25	78.37	65.91	3	130
scavenger	51	5.10	2.99	155	0.15	7.91	5.56	8.24	REC. Au	REC. Ag
Tails	886	88.60	0.50	28	0.44	24.81	16.07	25.85	74.15	83.93
Totals	1000	100.00	2.74	96			100.00	100.00
Metallurgical Balance Test Santa Margarita
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
Conc. Prim.	50	5.00	68.03	2,171	3.40	108.55	78.99	71.71	3.80	145.00
Conc. scav.	28	2.80	12.58	443	0.35	12.40	8.18	8.19	REC. Au	REC. Ag
Tails	922	92.20	0.60	33	0.55	30.43	12.83	20.10	87.17	79.90
Total	1000	100.00	4.31	151			100.00	100.00
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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex
18.0	Project Infrastructure
18.1	Guanajuato

The Guanajuato mine is located 380 km northwest of Mexico City and is situated along the northeast side of the City of Guanajuato. The general infrastructure covers the area of the mining concessions and are described in the following points.

The surface and underground infrastructure at Guanajuato includes the following:

■	Extensive underground workings from surface to approximately 600 metres below surface including multiple shafts and adits from surface as well as internal shafts and ramps
■	Two main shafts: the Rayas, for men and materials, and the Cata shaft, for rock hoisting
■	Mine, geology, processing, and administrative offices in several locations.
■	A shaft and ramp from surface as well as internal ramps and drives linking to adjacent mines
■	A nominal 1,000tpd flotation concentrator with surface bins, crushing facilities, grinding mills, flotation cells, and concentrate dewatering circuit
■	Access roads to the mines
■	Historical tailings storage facility
■	Assay laboratory
■	A tailings storage facility
■	Connection to the national grid for the supply of electric power
■	Conventional and mechanized underground mining equipment
■	Water and compressed air reticulation systems
■	Utility water is available for the mine and plant
■	Communications systems (internet based)

For more information on the general infrastructure covers the area of the mining concessions, including mapsand diagrams thereof, see Section 4 (Property Descripton & Location) and Secton 5 (Accessibility, Climate, Local Resources, Infrastructure & Physiography) of this TR.

18.2	San Ignacio

San Ignacio is located 380 km northwest of Mexico City and is situated 10km west of the city of Guanajuato. The general infrastructure covers the area of the mining concessions and are described in the following points.

The surface and underground infrastructure at San Ignacio includes the following:

■	Underground workings from surface to approximately 100 metres below surface including ramps and several levels
■	Connection to the national grid for the supply of electric power and sub-station facility
■	Conventional and mechanized underground mining equipment
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■	Mine maintenance shop and associated office and stores, and diesel storage facility
■	Access road and mine waste dumps

For more information on the general infrastructure covers the area of the mining concessions, including mapsand diagrams thereof, see Section 4 (Property Descripton & Location) and Secton 5 (Accessibility, Climate, Local Resources, Infrastructure & Physiography) of this TR.

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19.0	Market Studies & Contracts
19.1	Market Studies

On the effective date the GMC is an operating mine with established market for its concentrates. The principal commodities at the GMC are iron sulphide (pyrite) concentrates containing gold and silver. Penalty elements are negligible. These products are freely traded at prices that are widely known, so that prospects for sale of any production are virtually assured. There are smelters in Mexico that can accept these concentrates, as well as other smelters around the world along with traders who purchase such concentrates. The Company contracts for the sale of its concentrate from the GMC annually. The concentrate sales agreements are considered to be within industry norms.

19.2	Contracts

The mine maintenance contract is a cost per man-day.

Mining contracts include unit costs for development, stoping, and haulage plus daily costs for ancillary personnel. Several of the mining contracts include rates for the use of Company equipment (Scoop Tram, trucks, jumbos, etc.).

Security personnel are contracted based upon a daily rate per man.

19.2.1	Guanajuato

Guanajuato, at the Effective Date was an operating mine using contract employees and contracted services under the direction of Company employed management. There are several contracts in place for:

■	Diamond drilling in the mine (one contractor)
■	Seven contracts for the supply of labour and services in the mines
■	Alfred Knight for representation at Manzanillo, and Inspectorate in Veracruz, for concentrate shipments
■	Sales of concentrates to traders and smelters
■	Security services on surface and underground
19.2.2	San Ignacio

San Ignacio is a satellite mine of the GMC that uses employees and contracted services under the direction of Company employed management. There are several contracts in place for:

■	Seven contracts for the supply of labour and services in the mines
■	Surface haulage of ores from San Ignacio to GMC processing plant
■	Security services on surface
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20.0	Environmental Studies, Permitting, & Social or Community Impact
20.1	Environmental Regulatory Framework in Mexico

The Mexican Constitution establishes in Article 27 that natural resources are part of the nation's heritage and that it is therefore the Federal Government that regulates resource management. Although the Mining Legislation for Mexico emanates from Article 27, there are many secondary laws that complement the regulatory framework.

The mining legislation provides that the owners of mining concessions and assignments, regardless of the date of their attribution, are obliged to comply with the provisions applicable to the mining-metallurgical industry in terms of ecological balance and protection of the environment, in accordance with the legislation and applicable regulations in the different areas (environmental impact, use of land and water, generation of waste, emissions to the atmosphere, etc.). The regulations of the Mining Law establish, for its part, that the granting of concessions and mining assignments does not exempt its holders from the obligation to comply with the provisions on environmental, labour, social assistance and use and handling of explosives, as contained in the applicable legislation. Emphasizing that for the extraction of minerals, concessionaires must comply with the different federal and state laws that apply to the type of operation in question.

At the federal level, the unit authorized to generate, apply, supervise, and monitor compliance with environmental regulations is the Ministry of Environment and Natural Resources (Secretaria de Medio Ambiente y Recursos Naturales SEMARNAT). Among its most important organizations linked to mining activity are the National Water Commission (Comision Nacional del Agua CONAGUA), the National Commission of Natural Protected Areas (Comision Nacional de Areas Protegidas CONANP) and the Federal Office of Environmental Protection (Procuraduria Federal de Proteccion al Ambiente PROFEPA).

There are also regulations and procedures at the state and municipal level. In the first case, the unit responsible for monitoring compliance in environmental matters is the Institute of Ecology (Instituto de Ecologia) for the State of Guanajuato and at the municipal level, it is the General Directorate of Ecology and Environment (Dirección General de Ecología y Medio Ambiente).

The laws and regulations in force for mining activity in Mexico and related to the care of the environment, are:

■	Constitución Política de los Estados Unidos Mexicanos
■	(Political Constitution of the United Mexican States)
■	Ley Minera (Mining Law) and regulations thereunder
■	Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law of Ecological Balance and Protection of the Environment) and regulations thereunder
■	Ley General de Desarrollo Forestal Sustentable (General Law on Sustainable Forest Development) and regulations thereunder
■	Ley General para la Prevención y Gestión Integral de los Residuos (General Law for the Prevention and Integral Management of Waste) and regulations thereunder
■	Ley General de Vida Silvestre (General Law of Wildlife)
■	Ley Federal de Responsabilidad Ambiental (Federal Law of Environmental Responsibility)
■	Ley de Aguas Nacionales (Law on National Waters) and regulations thereunder
■	Ley Federal de Derechos (en materia de agua) (Federal Law of Rights (on water))
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As a complement to this legislation, there are the Official Mexican Standards for the environmental sector that establish the characteristics and specifications, criteria and procedures that allow protecting and promoting the improvement of the environment and ecosystems, as well as the preservation of natural resources.

The Norms for the mining operation are the following:

■	NOM-001-SEMARNAT-1996, Wastewater discharge into national waters and national lands.
■	NOM-002-SEMARNAT-1996, Wastewater discharge into the sewer system
■	NOM-003-CONAGUA-1996, Water extraction wells construction
■	NOM-052-SEMARNAT-2005, Identification, classification and lists of hazardous waste
■	NOM-120-SEMARNAT-2011,
■	NOM-141-SEMARNAT-2003, Project, construction, operation, and post-operation of tailings dam
■	NOM-157-SEMARNAT-2009, Mine waste management plans
■	NOM-161-SEMARNAT-2011, Special handling waste and their management plans
■	Norma Técnica Ambiental NTA-IEG-003/2001, Non-hazardous industrial waste management

Note: There are other Mexican Official Standards that are used in a complementary manner.

20.2	Environmental Studies & Permits

According to the stages of the process, the main environmental studies and permits required are described in the following subsections of this TR.

20.2.1	Exploration

To start the exploration work, a company may be required to complete necessary studies in accordance with the Secretary of Environment and Natural Resources (SEMARNAT) such as an Environmental Impact Assessment and sometimes a Change in the use of land authorization.

■	Environmental Impact Evaluation. This can be carried out in two ways, depending on the conditions of the project.
■	Environmental Impact Assessment (Manifestacion de Impacto Ambiental MIA). This document outlines real and potential environmental impact any work or activity could generate and outlines the mitigation strategy for such impact. This is a complete report based in a series of extensive studies and surveys.
■	Preventive Report (Informe Preventivo IP). This document is required if a project operates under the assumptions outlined in Norm NOM-120-SEMARNAT-2011 Standard, that establishes environmental protection specifications for direct mining exploration activities in agricultural, livestock or inactive agricultural areas and in areas with dry and temperate climates where vegetation of xerophilous scrub, deciduous forest, coniferous or oak forests.
■	Change in the use of land in forest lands: When the total or partial removal of vegetation from forest lands is intended to be used for non-forestry activities and its volume exceeds the parameters established in NOM 120-SEMARNAT-2011 Standard, a Technical Justification Study (Estudio Tecnico Justificativo ETJ) must be presented for the change of land use official modification.
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20.2.2	Mining & Mineral Processing

Due to the complexity related to this stage of the process and the diversity of possible environmental impacts, there are several licenses and permits required as follows:

■	Environmental Impact Evaluation: As for the exploration stage, both the mining and processing of minerals (including underground development and complementary facilities) require regulatory instruments that regulate the environmental impacts of the project described on the MIA and, where appropriate, the need of modifying lands with forest vocation to convert them for industrial use based on the ETJ).
■	Generation of mining-metallurgical waste: The adequate management of this waste will be determined by the NOM-157-SEMARNAT-2009 Standard, which establishes the elements and procedures for implementing mine waste management plans. In addition to the above, particularly in relation to tailings, the provisions of Standard NOM-141-SEMARNAT-2003, which establishes the procedure to characterize tailings, as well as the specifications and criteria for the characterization and preparation of tailings ponds sites, construction, operation, and post-operation of tailings dams.
■	Emissions to the atmosphere: To regulate these emissions, a company must have an Environmental License Licencia Ambiental Unica (LAU), authorization based on the regulation for the operation and the operation of fixed sources under federal jurisdiction. The Ministry of Environment and Natural Resources (SEMARNAT) establishes the mechanisms and procedures to obtain such a license, as well as an update of information on polluting emissions through an Annual Operation Certificate (Cedula de Operacion Anual COA).
■	Use or use of water: For the use of waters other than those from mining, a Concession Certificate must be processed before the CONAGUA. The discharge of the wastewater will be done in compliance with Standard NOM-001-SEMARNAT-1996 if it is discharged into national waters and / or, according to Standard NOM-001-SEMARNAT-1996 when it is discharged into the municipal sewer system municipal.

The main permits currently in place for the GMC are listed in Table 20.1.

Complementary to some of the permits listed above a series of monitoring activities have been established for the GMC to monitor and control possible environmental impacts related to GMC activities. These monitoring activities are list in Table 20.2.

Table 20.1: Summary of permits in place for the GMC

AUTHORITY	PERMIT	FILE NUMBER / AUTHORIZATION NUMBER
SEMARNAT	IP MINING EXPLORATION IN SAN IGNACIO PHASE IX	GTO.131.1.1/0675/2017
	IP MINING EXPLORATION IN SAN IGNACIO PHASE X	GTO.131.1.1/0883/2017
	MIA OF THE TAILINGS DAM No.9	GTO.131.1.2/0079/2013
	ETJ OF THE TAILINGS DAM No. 9	GTO.131.1.1/0658/2015
	MIA OF THE TAILINGS DAM No.9 (SECOND EXTENSION)	SUBMITTED TO SEMARNAT
	ETJ OF THE TAILINGS DAM No. 9 (SECOND EXTENSION)	SUBMITTED TO SEMARNAT
	MIA OFSAN IGNACIO MINE	GTO.131.1.1/0566/2013.
	ETJ OF SAN IGNACIO MINE	GTO.131.1.2/317/2013.
	MIA OF EL HORCON PROJECT	SGPARN.014.02.01.01.1031/15
	NOTIFICATION OF TEMPORARY SUSPENSION OF EL HORCON PROJECT	MMR/AMB001/2016
	ETJ OF EL HORCON PROJECT	SGPARN.014.02.01.01.1015/17
	REGISTRATION AS A GENERATOR OF HAZARDOUS WASTE	MMRSP1101511
	HAZARDOUS WASTE MANAGEMENT PLAN	11-PMM-1-0042-2010
	MINIG WASTE MANAGEMENT PLAN	IN PROCESS
	ENVIRONMENTAL LICENSE	LAU-11-47/01501/06
	ANNUAL OPERATION CERTIFICATE COA 2016	11/COW/0236/06/17
	PERMISSION FOR OPEN AIR COMBUSTION	GTO 13.1.1/0055/2017

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AUTHORITY	PERMIT	FILE NUMBER / AUTHORIZATION NUMBER
IEEG	REGISTRATION AS A GENERATOR OF SPECIAL HANDLING WASTE	GUA-GRME-221/2011
	SPECIAL HANDLING WASTE MANAGEMENT PLAN	PM-000200/2017
CONAGUA	CHANGE OF OWNERSHIP (MINERA MEXICANA EL ROSARIO)	08GUA107052/12FMDL11
	PERMIT FOR OCCUPATION OF FEDERAL ZONE AND HYDRAULIC INFRASTRUCTURE INTALATION - TAILINGS DAM No.9	SUBMITTED TO CONAGUA
	WASTEWATER DISCHARGES IN SAN IGNACIO MINE	SUBMITTED TO CONAGUA
PROFEPA	REJOINING TO THE VOLUNTARY ENVIRONMENTAL AUDIT	8380
MUNICIPALITY	ORE PROCESSING PLANT (HACIENDA DE BUSTOS) LAND USE LICENSE	DPUPA/2763/2017
	TAILINGS DAM LAND USE LICENSE	DPUPA/3155/2016
	SAN IGNACIO´S MINE LAND USE LICENSE	DPUPA/3154/2016
	RAYAS´S MINE LAND USE LICENSE	DPUPA/3401/2016
	SAN VICENTE´S MINE LAND USE LICENSE	DPUPA/3402/2016
	CATA´S MINE LAND USE LICENSE	DPUPA/2892/2017
	ENCARNACION´S MINE LAND USE LICENSE	DPUPA/2896/2017; DPUPA/2996/2017
	VALENCIANA MINE´S LAND USE LICENSE	DPUPA/1441/2016

Table 20.2: Monitoring activities in place at the GMC

Category	Monitoring	Legal requirement	Frequency
Waste	Tailings monitoring	NOM-141-SEMARNAT-2003 NOM-147-SEMARNAT/SSA1-2004	Annual
	Waste rock monitoring	NOM-157-SEMARNAT-2009	Annual
	PCB´S monitoring	NOM-133-SEMARNAT-2015	Annual
Air (atmospheric emissions)	Perimeter Powder PM 10 and PM 2.5	NOM-025-SSA1-2014	Biannual
	Perimeter Powder (total suspended particles)	NOM-035-SEMARNAT-1993	Biannual
	Isokinetic sampling (lead and total suspended particles)	NOM-043-SEMARNAT-1993	Biannual
	Isokinetic sampling (lead, carbon monoxide, nitric acid and hydrochloric acid)	NOM-043-SEMARNAT-1994 NOM-085-SEMARNAT-2011	Biannual
Noise	Perimeter Noise	NOM-081-SEMARNAT-1994	Annual
Water	Water quality analysis	NOM-001-SEMARNAT-1996	Biannual
	Water quality analysis	NOM-001-SEMARNAT-1996	Quarterly
	Groundwater quality analysis	NOM-001-SEMARNAT-1996	Annual
20.2.3	Mine Tails Disposal

Great Panther has been working with permitting authorities to expand the capacity of its existing GMC tailings storage facilities (“TSF”). Approval from the environmental permitting authority Secretaría del Medio Ambiente y Recursos Naturales (“SEMARNAT”) for expansion of the GMC TSF (lifts 18 and 19) has been received, subject to also receiving approval by the national water authority, Comisión Nacional del Agua (“CONAGUA”) which is pending. The TSF at the GMC mine, only had sufficient capacity to continue milling operations until December 2021. While the Company continues to proactively engage CONAGUA to expedite the permitting process, the Company decided to place the asset on care and maintenance effective December 31.

20.2.4	Mine Closure

Although the closure of the mine is one of the last stages of the mining cycle, from the beginning of the operation it is required that a Site Restoration and Abandonment Program (Programa de Restauración y Abandono del Sitio) is prepared in compliance with the provisions of the Environmental Impact Assessment (MIA), and a Technical Justification Study (ETJ) and / or in Standard NOM-141-SEMARNAT-2003, as the case may be.

20.3	Social & Community Factors

Great Panther’s community relations team at the GMC implements extensive stakeholder engagement and social investment programs focused in three main areas: socio-economic development, public health and safety, and natural and cultural heritage. The Company owns the surface rights on the Property that provide sufficient access to the mining operations, waste storage areas, and other facilities.

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Great Panther, through its Sustainability Policy, has committed to conduct its business activities responsibly and to continually improve standards of social performance striving to make positive impacts in the communities surrounding its operations.

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21.0	Capital and Operating Costs

Capital and operating budgets are prepared each year for the Guanajuato Mine Complex by the mine staff. These budgets are continuously reviewed against production. For the purposes of the current Mineral Resource Estimates, individual zone cut-offs were applied based on the planned full operational cost per tonne as provided by the mine operations (variable & fixed costs including mine costs, plant costs and administration costs). Planned full cost estimates per tonne used in the Mineral Resource Estimation are presented in Table 21.1. GMC staff calculated operating costs for all active areas in 2021, which did not include Cata and Santa Margarita. Updated costs for Cata and Santa Margarita were estimated by the author by averaging the change in costs from the 2020 to 2021 TR’s (+18%) and then applying the 18% average increase to the costs from Cata and Santa Margarita to the 2020 costs to derive 2021 costs.

Table 21.1: Planned Total costs per tonne milled (US$)

2021	Cata	Santa Margarita	Los Pozos	Guanajuatito	Valenciana	Promontorio	San Ignacio
Mine Cost	$81.3	$81.3	$42.1	$70.5	$58.7	$94.1	$73.0
Plant Cost	$15.5	$15.5	$15.5	$15.5	$15.5	$15.5	$15.5
Admin Cost	$38.9	$38.9	$38.9	$38.9	$38.9	$38.9	$38.9
Total US$	$135.7	$135.7	$96.5	$124.9	$113.1	$148.5	$127.4

The GMC is operated with contractors under the supervision of Great Panther management personnel. At the end of July 2021, there were 118 administrative and management personnel and 509 contractors at the site. GMC contractors carry out all mine maintenance, mining, and security and is shared between the Guanajuato and San Ignacio sites.

The planned full cost estimates per tonne described above are forward-looking statements. There are material factors that could cause actual results to differ materially from the conclusions, forecasts, or projections set out in this TR. Some of the material factors include differences from the assumptions made in the TR regarding grades, currency exchange rates, metals production rates, mining methods and widths, schedule of development, transportation costs, equipment costs, labour, consumables and other material costs, markets, and market prices, as described in the TR. See Section 24.0 for a discussion about the forward-looking statements included in this TR and the key assumptions upon which they are based, and risks and uncertainties associated with such forward-looking statements.

There are no current estimates of Mineral Reserves for any of the GMC. The Company made decisions to enter production at Guanajuato and San Ignacio without having completed final feasibility studies. Accordingly, the Company did not base its production decisions on any feasibility studies of Mineral Reserves demonstrating economic and technical viability of the GMC. As a result, there may be increased uncertainty and risks of achieving any level of recovery of minerals from the GMC or the costs of such recovery. As the GMC does not have established Mineral Reserves, the Company faces higher risks that anticipated rates of production and production costs, such as those provided in this TR, will not be achieved. These risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations at the GMC.

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22.0	Economic Analysis

This Section has been excluded, as per securities regulations, as at the Effective Date the GMC was in operation and Great Panther Mining Limited is a producing issuer (as such term is defined in 43-101). This report does not include a material expansion of current production.

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23.0	Adjacent Properties

Mining in the Guanajuato district has been ongoing, but somewhat dis-continuously, for over four centuries. The most prolific producing vein structure within the district is the Veta Madre and Great Panther holdings encompass some of the more historically significant sections of that system. There are other important past and present producers on the Veta Madre, and surrounding vein structures (Figure 4.2).

The Torres Mine Property, formerly operated by Peñoles, borders Great Panther ground to the south. Endeavour Silver Corp. (Endeavour) operates the Cebada, Bolañitos, Golondrinas, and Asuncion mines, as well as a 1,600 tonne per day concentrator at Bolañitos. Cebada is located along the Veta Madre immediately northwest of the Guanajuatito mine, while the other mines are located on the Veta La Luz system, approximately five km to the west-northwest. Endeavour operates the Bolañitos Mine concentrator, approximately 3km north of the San Ignacio shaft, which had 2019 through-put of 868tpd. Part of Endeavour’s mining at the Bolañitos Mine is also development and mining from the Lucero Adit located approximately 200m east of the north-east corner of the San Ignacio property, which consists of numerous veins parallel to the structures on the San Ignacio property (Endeavour Silver Corp. news release, January 10, 2020). Production from the Bolañitos operation in 2019 is reported on Endeavour’s website to have been at 316,708 tonnes throughput producing 624,942 ounces of Ag, and 14,779 ounces of Au.

In 2012, Endeavour Silver Corp. purchased the El Cubo Mine located on the Veta de la Sierra some five kilometres southeast of Rayas. Production from this operation in 2019 is reported on Endeavour’s website to have been at 245,418 tonnes throughput producing 1.087 million ounces of Ag and 10,464 ounces of Au (Endeavour, 2020). On November 21, 2019, Endeavour Silver announced the closure of the El Cubo Mine due to lack of mineral reserves. On April 12, 2021 Endeavour Silver sold the El Cubo Mine to Vangold Mining Corp. Vangold will use the El Cubo mill to process both El Cubo and El Pinguico Mine production. The historical El Pinguico Mine is ~17km southwest of the GMC, along the Veta Madre structure.

The Qualified Person is unable to verify the information on adjacent properties to the GMC included in this section of the TR. Readers are cautioned not to assume that information on adjacent properties is indicative of the mineralization at the GMC that is the subject of this TR.

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24.0	Other Relevant Data and Information

Except as described immediately below, no additional information or explanation is necessary to make this Technical Report understandable and not misleading.

In November 2021, the Guanajuato mine and the Cata processing plant of the Guanajuato Mine Complex were placed on care and maintenance while the Company awaits the permits from CONAGUA necessary to extend the tailings dam. Mining activity at the San Ignacio mine has also been suspended while Great Panther continues to proactively engage with CONAGUA in regards of the tailings dam permit and to explore other alternatives to maximize value from the GMC.

24.1	Cautionary Statement on Forward-Looking Statements

This TR includes statements and information that constitute “forward-looking statements” within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information”, “FOFI”, “future-orientated financial information” and “financial outlook” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “estimates”, “budgets”, “guidance”, “targets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect current expectations and assumptions and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of specific information in this TR that may constitute forward-looking statements include the following:

■	Mineral Resource estimates for the GMC and the assumptions underlying the Mineral Resource estimates presented in Section 14.0 of the TR, including the assumptions about grade, metal prices, currency exchange rates, costs, metals production rates, schedule of development, labour, consumables and other material costs, markets, and market prices.
■	plans to complete and results of further exploration at the GMC and expectations about the opportunities to identify additional Mineral Resources at the GMC.
■	planned full cost estimates per tonne for the GMC, including the assumptions underlying such estimates presented in Section 21.0 of the TR.
■	expectations that the Company’s operations will not be impacted materially by government or industry measures to control the spread of COVID-19, including the impact of future orders of federal governments to curtail or cease mining operations in Mexico because of the COVID-19 pandemic.
■	expectations that environmental, legal, title, taxation, socio-economic, marketing, political, or other factors will not materially affect the Company’s estimates of Mineral Resources or its future mining plans.
■	expectations regarding access to additional capital to fund additional expansion or development plans and general working capital needs; and
■	expectations in respect of permitting and development activities.
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These forward-looking statements and information reflect the current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include:

■	continued operations at the GMC without significant interruption due to COVID-19 or any other reason including a failure to obtain the required regulatory approvals and permits necessary to expand the existing TSF (lifts 18 and 19) in a timely manner or, if necessary, to implement a technical alternative to extend capacity at the TSF until June 30, 2022.
■	the accuracy of the GMC Mineral Resource estimates and the assumptions upon which they are based.
■	ore grades and recoveries; prices for silver and gold remaining as estimated.
■	currency exchange rates remaining as estimated.
■	capital, decommissioning, and reclamation remaining as estimated.
■	prices for energy inputs, labour, materials, supplies and services (including transportation) remaining as estimated.
■	the Company’s ability to procure equipment and supplies and complete construction for the extension of the GMC tailings storage facility without any technical or other difficulties.
■	the Company’s ability to comply with environmental, health and safety laws.
■	the Company’s ability to attract and retain skilled staff.
■	the Company’s ability to procure equipment and operating supplies and that there are no unanticipated material variations in the cost of energy or supplies.
■	the Company’s ability to secure contracts for the sale of GMC’s concentrates.
■	the execution and outcome of current or future exploration activities.
■	the Company’s ability to obtain adequate financing for planned activities and to complete further exploration programs.
■	the ability of contractors to perform their contractual obligations.
■	environmental, legal, title, taxation, socio-economic, marketing, political or other factors will not materially affect the estimates of Mineral Resources or its future mining plans, and
■	operations not being disrupted by issues such as workforce shortages, mechanical failures, labour or social disturbances, illegal occupations or mining, seismic events, and adverse weather conditions.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to:

■	the Company may experience an increase in COVID-19 infection amongst its employees and contractors even with the adoption of enhanced safety protocols and safeguards.
■	the Company cannot provide assurance that there will not be interruptions to its operations in the future as a result of COVID-19 including: (i) the impact restrictions that governments may impose or the Company voluntarily imposes to address COVID-19 which if sustained or resulted in a significant curtailment could have a material adverse impact on the Company’s production, revenue and financial condition and may materially impact the Company’s ability to meet its production guidance included herein and complete near-mine and regional exploration plans at Tucano; (ii) shortages of employees; (iii) unavailability of contractors and subcontractors; (iv) interruption of supplies and the provision of services from third parties upon which the Company relies; (v) restrictions that governments impose to address the COVID-19 outbreak; (vi) disruptions in transportation services that could impact the Company’s ability to deliver concentrates to refineries; (vii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others; and (viii) restrictions on operations imposed by governmental authorities.
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■	the Company’s ability to appropriately capitalize and finance its operations, including the risk that the Company is unable to access sources of capital which could require the Company to curtail capital and exploration program, and other discretionary expenditures.
■	planned exploration activities may not result in the discovery of new Mineral Resources.
■	the inherent risk that estimates of Mineral Resources may not be accurate and accordingly that mine production and recovery will not be as estimated or predicted.
■	gold and silver prices may decline or may be less than forecasted or may experience unpredictable fluctuations.
■	fluctuations in currency exchange rates (including the USD to MXN exchange rate) may increase costs of operations.
■	risk in variation in production and costs as the GMC does not have established Mineral Reserves and Mineral Resources that are not Mineral Reserves have non demonstrated economic viability.
■	challenging operational viability of Mexican operations.
■	the Company’s ability to obtain all necessary permits, licenses, and regulatory approvals for its operations in a timely manner, including the uncertainty regarding the timing and approval of the expansion of the existing GMC tailings storage facility (lifts 18 and 19), which if not granted, delayed, or conditioned could result in an interruption to milling operations at the GMC which could adversely impact the Company’s revenues and financial condition.
■	the effectiveness of the proposed alternative technical solution to extend capacity of the GMC TSF until June 30, 2022, pending receipt of permits and approvals described above.
■	operational and physical risks inherent in mining operations (including tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding, and severe weather) may result in unforeseen costs, shutdowns, delays in production and exposure to liability.
■	potential political and social risks involving Great Panther’s operations in a foreign jurisdiction.
■	the potential for unexpected and excessive costs and expenses and the possibility of project delays.
■	employee and contractor relations.
■	relationships with, and claims by, local communities.
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■	changes in laws, regulations, and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining.
■	diminishing quantities or grades of mineralization as properties are mined.
■	operating or technical difficulties in mineral exploration and changes in project parameters as plans continue to be refined.
■	acts of foreign governments.
■	political risk.
■	labour or social unrest.
■	illegal mining, including the potential for safety and security risks related thereto.
■	unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters.
■	uncertainty of revenue, cash flows and profitability, the potential to achieve any particular level of recovery, the costs of such recovery, the rates of production and costs of production, where production decisions are not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability.
■	cash flows may vary, and the Company’s business may not generate sufficient cash flow from operations to enable it to satisfy its debt and other obligations.
■	reclamation costs exceed the amounts estimated.
■	litigation risk.
■	deterioration of general economic conditions, including increased volatility and global financial conditions, and
■	and other risks and uncertainties, including those described in respect of Great Panther in its Annual Information Form (“AIF”) for the year ended December 31, 2019, and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the SEC and available at www.sec.gov.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information.

Forward-looking statements are based on the assumptions, beliefs, expectations, and opinions as of the date of this TR. The Company will update forward-looking statements and information when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

24.2	Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and Mineral Resource and Mineral Reserve estimates. In accordance with NI 43-101, the Company uses the terms Mineral Reserves and Resources as they are defined in accordance with the CIM Definition Standards on Mineral Reserves and Resources (the “CIM Definition Standards”) adopted by CIM. For greater certainty, the Company is required to describe Mineral Resources associated with its properties utilizing the CIM definitions of “indicated” or “inferred”, which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

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The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”) following a transition period. The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules as the Company is presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the multijurisdictional disclosure system (“MJDS”) adopted by Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing Mineral Reserves and Mineral Resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. In addition, the SEC has amended its definitions of Proven Mineral Reserves and Probable Mineral Reserves to be substantially similar to the corresponding CIM Definitions.

United States investors are cautioned that while the terms used in the SEC Modernization Rules are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any Mineral Resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories would ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC has historically only permitted issuers to report mineralization as in place tonnage and grade without reference to unit measures.

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25.0	Interpretation and Conclusions

The Qualified Persons have concluded that:

■	The drill sampling and logging employed by Great Panther are appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples.
■	The channel samples are lower in quality than the drill samples owing to the method used to collect them.
■	The assaying is being conducted in an acceptable manner, using common industry-standard methods. The performance of the Guanajuato site laboratory, operated by SGS to the end of 2018 and by the Company there-after, is monitored by both internal and external Quality Assurance/Quality Control (QA/QC) programs.
■	The QA/QC monitoring is required monthly. Care must be taken in the labelling and insertion of blanks and standards so there are no mix-ups.
■	The database was reasonably free of errors, and appropriate for use in estimation of Mineral Resources. Appropriate safeguards are in place to ensure that the database is secure.
■	Presently, the GMC processing plant at Guanajuato processes blended mined mineralization from San Ignacio and Guanajuato.
■	The plant has been operating at a reduced rate of approximately 20 days per month (4-5 day batches) since the beginning of 2019, with an overall average production rate of approximately 679 tonnes per operating day (combined feed from Guanajuato and San Ignacio). Overall blended recoveries for the reporting period (August 1, 2020 - July 31, 2021) have been 86.4% for silver and 85.7% for gold. Concentrates are shipped to ports in Mexico.
■	The full operational cost cut-off value as calculated by the mine operating staff ranges from US$96.50 to US$148.50/tonne for different areas based on full mine operating costs (mining, plant, administration). Block model silver and gold grades have been converted to an US$ NSR value using an NSR “calculator” which takes into effect metal prices (long term projected to be US$20.00/oz silver and US$1,650/oz gold), plant metal recoveries (87.15% for silver and 86.7% for gold (taken from corporate budget 2022)), concentrate shipping charges, and proprietary smelter terms. Blocks with an NSR value equal to or greater than the operations full cut-off costs were tabulated into the Mineral Resource Estimate for each zone. The cut-off value was applied to each block estimated in the resource block model.
■	Great Panther has been working with permitting authorities to expand the capacity of its existing GMC tailings storage facilities (“TSF”). Approval from the environmental permitting authority Secretaría del Medio Ambiente y Recursos Naturales (“SEMARNAT”) for expansion of the GMC TSF (lifts 18 and 19) has been received, subject to also receiving approval by the national water authority, Comisión Nacional del Agua (“CONAGUA”) which is pending. The TSF at the GMC mine, only had sufficient capacity to continue milling operations until December 2021. While the Company continues to proactively engage CONAGUA to expedite the permitting process, the Company decided to place the asset on care and maintenance effective December 31.
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25.1	Guanajuato
■	The geology includes the juxtaposition of Oligocene age sedimentary and volcanic rocks onto Mesozoic age sedimentary and intrusive rocks along the “Veta Madre”, a 25 km long, northwest trending, 45-degree southwest dipping normal fault with associate intrusive dykes.
■	Mineralization occurs in structurally complex multi-generational vein quartz dominated stockwork and breccia zones along the Veta Madre. Structural geology mapping indicates that up to eight cross-cutting breccia events occur with associated precious metal mineralization. Fluid inclusion studies reflect the complex structural history with boiling (indicative event associated with precious metal deposition) occurring from the 2100 to 1500masl elevations (surface to the deepest levels drilled) in Guanajuato. As such, the author considers there to be potential to find further mineralization both laterally and in parallel breccia structures to know precious metal mineralization zones.
■	Six mineralized areas (26 block models) comprising the resource models are defined as Cata, Los Pozos, Santa Margarita, Promontorio, Valenciana, and Guanajuatito.
■	Guanajuato contains estimated Measured and Indicated Mineral Resources of 251,666 tonnes above varying US$ NSR full operational cost cut-offs, at an average grade of 250g/t silver and 1.76g/t gold, for a total of 3,235,029 Ag eq oz or 38,059 Au eq oz. This includes Measured Mineral Resources of 166,262 tonnes at an average grade of 255g/t silver and 1.81g/t gold, for a total of 2,185,272 Ag eq oz or 25,709 Au eq oz and Indicated Mineral Resources of 85,404 tonnes at an average grade of 240g/t silver and 1.68g/t gold, for a total of 1,049,757 Ag eq oz or 12,350 Au eq oz. In addition, estimated Inferred Mineral Resources are 220,760 tonnes at an average grade of 225g/t silver and 1.95g/t gold, for 2,776,596 Ag eq oz or 32,666 Au eq oz.
■	Overall Measured and Indicated Resource tonnes decreased 42% with a coincident decrease of 41% Ag eq oz. Inferred Resource tonnes decreased 52% with a coincident decrease of 54% Ag eq oz.
■	These changes reflect the use of slightly higher silver metal price, mine depletion, significant increases in total operating costs, a tighter classification system of Measured and Indicated Mineral Resources, the better definition of historical mining areas through drilling and development in the Los Pozos area leading to a large volume removed from the block models, and modest expansion of zones at Guanajuatito and Valenciana due to successful exploration drilling.
■	If Mineral Resources are developed in areas with historical mine workings, such as in the Los Pozos / Promontorio area of Guanajuato they are classified only as Inferred, until such work is done to establish the extent of historical mining.
■	There is potential for further additions to the Mineral Resource estimates both in the zones estimated in this report and through diligent exploration. The exploration is presently better defining the Los Pozos, Promontorio, and Valenciana zones, as well as locating new areas of mineralization between the Guanajuatito and Valenciana areas.
■	Mining operations were underway on the Guanajuatito, Valenciana, Promontorio, and Los Pozos deposits using mechanized equipment in the stopes and truck haulage along the 345 level to move ore to the Cata shaft for hoisting to surface. At Guanajuatito the ore is hauled to surface by rubber-tired trucks. The equipment and mining methods are appropriate for the deposits.
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25.2	San Ignacio
■	The area in which the San Ignacio mine is located has a long history of mining dating back to 1548. There are numerous historical workings on the property and as such, there is a likelihood that Great Panther could successfully explore for additional Mineral Resources.
■	The San Ignacio property is underlain by a monotonous package of basalt and andesite volcanic rocks belonging to the lower Cretaceous La Luz andesite (Randall R. et al., 1994; Stewart, 2006; Baker, 2011). The basalt generally has subtle to well-developed pillow structures that are locally flattened. In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass. Primary layering and tops-up indicators are generally difficult to determine from the small outcrops typical of the property, but according to Stewart (2006), the San Ignacio property stratigraphy is not overturned.
■	Some of the La Luz zone structures cross the San Ignacio property and consists of numerous mineralized fractures in a north-westerly-trending orientation, which extend for a known strike of approximately 8 km. Historically productive veins on the property include Veta Melladito, and Veta Purisima. Veins identified in the recent Great Panther drilling are the Melladito, Melladito BO, Intermediate, Intermediate 2, Nombre de Dios, Nombre de Dios 1.5, Nombre de Dios 2N, Nombre de Dios 2S, Nombre de Dios 3, Melladito South, 700, 711, 740, Purisima, Purisima Bo, Purisima Int., Santo Nino, and the Purisima HW. Mineralization is contained within tabular veins, vein stockwork, and breccias. The eighteen veins have geological continuity inferred from surface mapping and diamond drilling from surface, and now with extensive underground development, have been defined up to 2,200 meters along strike and 150 meters down dip.
■	The drilling of 565 diamond drill holes on the San Ignacio property delineated eighteen mineralized epithermal veins with the primary commodities of economic importance being silver and gold. The mineralization is open along the Purisima vein system, most notably in parallel structures.
■	Presently the Company is exploiting the Intermediate, Nombre de Dios, and Melladito zones, where from inception in 2013, a total of 1,130,922 tonnes has been mined (to end of July 2021) grading 116g/t silver and 2.62g/t gold.
■	San Ignacio contains estimated Measured and Indicated Mineral Resources of 267,828 tonnes above a US$127.40/tonne NSR cut-off, at an average grade of 145g/t silver and 2.80g/t gold, for a total of 3,302,726 Ag eq oz or 38,856 Au eq oz. This includes Measured Mineral Resources of 202,682 tonnes at an average grade of 148g/t silver and 2.80g/t gold, for a total of 2,523,073 Ag eq oz or 29,683 Au eq oz, and Indicated Mineral Resources of 65,146tonnes at an average grade of 134g/t silver and 2.79g/t gold, for a total of 779,653Ag eq oz or 9,172 Au eq oz. In addition, estimated Inferred Mineral Resources are 445,217 tonnes at an average grade of 178g/t silver and 2.65g/t gold, for 5,781,944 Ag eq oz or 68,023 Au eq oz. For Measured and Indicated Resources, there is a 29% decrease in contained Ag eq oz over the previous year's estimate. For Inferred, there is a 52% decrease in contained Ag eq oz from the previous year's estimate.
■	These changes reflect the use of a modestly higher silver metal price, a tighter classification system of Measured and Indicated mineral resources, considerable increase in total operating costs, mine depletion, the better definition of historical mining areas through drilling and development in the Purisima and San Pedro areas leading to a larger volume removed from the block models, and the expansion of the Santo Nino vein due to successful exploration drilling.
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■	If Mineral Resources are developed in areas with historical mine workings, such as in the Purisima / Melladito South area of San Ignacio, they are classified only as Inferred, until such work is done to establish the extent of historical mining.

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26.0	Recommendations

During 2021 Great Panther spent approximately US$3,000,000 on exploration at Guanajuato and San Ignacio with 15,298 metres of diamond drilling at Guanajuato and 16,043 metres drilled at San Ignacio. For 2022 a further 23,836 metres of drilling are proposed with 9,263 metres of underground drilling at Guanajuato and at San Ignacio, 5,372 metres of underground and 9,200m of surface drilling, all totalling US$2,025,994 (Table 26.1).

In 2021 two significant changes occurred within the geology area of Guanajuato. Firstly, a re-alignment of the focus of exploration drilling to better support mine operations and budget / mine planning. Secondly, in the fourth quarter, the Exploration and Mine Geology groups were restructured to better harness the knowledge of the team and provide growth opportunities for the team members. While both groups have a strong focus on providing guidance for mine planning and short term opportunities for the mining operations, a key objective of the restructuring is to in parallel, develop a long-term exploration strategy through the integration of the large resource of quality, historic mine and exploration data into a three-dimensional (“3D”) Exploration Model.

In November 2021, the Guanajuato mine and the Cata processing plant of the Guanajuato Mine Complex were placed on care and maintenance while the Company awaits the permits from CONAGUA necessary to extend the tailings dam. Mining activity at the San Ignacio mine has also been suspended while Great Panther continues to proactively engage with CONAGUA in regards of the tailings dam permit and to explore other alternatives to maximize value from the GMC. As a result, the Exploration drilling program was also suspended.

Currently, the focus of the integrated Mine Geology and Exploration team is developing the 3D computer models of Guanajuato and San Ignacio, re-evaluating the mineralization, lithology and alteration models, and combining these with structure, multi-element geochemistry and fluid inclusion data, amongst others. Even at this early stage, the model is indicating key parameters that will be part of the Exploration Model.

The Qualified Persons recommend that Great Panther continues exploration at Guanajuato and San Ignacio and expands to other prospective areas to define further Mineral resources to increase production. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

The new 3D Exploration Model, once established, will provide guidance on controls on mineralization zones and identify new areas requiring drill testing improving the exploration focus. Exploration involves core drilling, detailed rehabilitation of old levels, historical data re-evaluation, geological mapping and interpretation, and re-sampling in old-mined areas, and along and down dip of past mining.

During 2021 an ongoing drill program at Guanajuato tested Valenciana with 6,402 metres of diamond drilling, 3,082 metres at Guanajuatito, 3,360 metres at Los Pozos, and 1,556m at Promontorio. For 2022 it was recommended to drill a further 4,271 metres at Valenciana, 77 metres at Guanajuatito, 3,360 metres at Los Pozos and 1,556 metres at Promontorio for a total drilling cost of US$787,349 (Table 26.1).

The Qualified Persons recommend that Great Panther continues exploration at San Ignacio. San Ignacio is a 3,500 metre trend with a complex structural framework. Historically the focus of exploration has been on the Purisima vein that is a northwest splay of the main structure and the Melladito vein system which is composed of multiple sub-parallel veins. Both these vein systems are in the central north of the mining license within a zone of approximately 700 to 1,500 metres strike length. Drilling in 2021 tested extensions to these zones including Nombre de Dios and Santo Niño with positive results. For 2022 the proposed drill program included 5,373 metres of underground diamond drilling and 9,200m of surface diamond drilling with a total drill budget of US$1,238,705. In addition to drilling to extend the current resources in the mining areas of Melladito and Purisima, the program also has the objective of testing the extension to the north of mineralization intersected at Santa Nino and along the 900 metre Mexiamora trend to the south. Both these areas remain largely untested and as far as known, do not have any significant underground development. Santo Nino is particularly interesting as it is close (approximately 150 metres) to existing underground development and is shallow.

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NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

The estimated budget for this program is US$2,025,994 (Table 26.1).

Table 26.1: 2022 Budget for Proposed Exploration, GMC (San Ignacio and Guanajuato)

Project	Type	Metres	Cost per metre US$	Cost US$
Guanajuato Mine	U/G Drilling, BQ & NQ core (all-in costs)	9,263	$85	$787,349
San Ignacio	U/G Drilling (all-in costs)	5,373	$85	$456,705
	Surface Drilling (all-in costs)	9,200	$85	$781,940
GMC Total		23,836		$2,025,994

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27.0	References

Baker D., 2011, Geology and Structure Report on the San Ignacio project Guanajuato Mexico. Prepared for Great Panther Silver Limited by Equity Exploration Consultants Ltd.

Barclay, W.A., 2007, continued Structural Geology at Mina San Vicente, Level 100 NTE; Guanajuato, GTO, Mexico; Independent report for Minera Mexicana el Rosario and for Great Panther Resources, dated January 9, 2007: 7pp + figures.

Brown, R.F., and Nourpour, M., 2020, NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico, prepared for Great Panther Mining Limited, dated December 22, 2020: 168pp + figures.

Brown, R.F., and Nourpour, M., 2020, NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico, prepared for Great Panther Mining Limited, dated March 27, 2020: 101pp + figures.

Brown, R.F., and Nourpour, M., 2020, NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico, prepared for Great Panther Mining Limited, dated March 17, 2020: 90pp + figures.

Brown, R.F., 2017, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon and Santa Rosa Projects, as of August 31, 2016, dated February 20, 2017: 221pp + figures.

Brown, R.F., 2016, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, as of July 31, 2015, dated February 25, 2016 and Amended October 27, 2016: 217pp + figures.

Brown, R.F., 2015, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, as of July 31, 2014, dated February 25, 2015: 207pp + figures.

Brown, R.F., 2014, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, as of July 31, 2014, dated August 16, 2014: 213pp + figures.

Brown, R.F., 2012, NI43-101 Report on the Guanajuatito Mine Complex Mineral Resource Estimate for the Guanajuatito, Cata, Los Pozos, and Santa Margarita Zones, as of January 31st, 2012, (June 26, 2012). Un-published internal Great Panther report.

Brown, R.F., and Sprigg, L., 2013, NI43-101 Report on the Guanajuato Mine Complex Resource Estimation for the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano, and Promontorio zones as of July 31st, 2013: 122pp + figures.

CIBC Forecast 2020. CIBC Global Mining Group, Analyst Consensus Commodities Price Forecast, June 30, 2020

CIM 2019. CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines. 75 p.

CIM. 2014. CIM Definition Standards - for Mineral Resources and Mineral Reserves. CIM Standing Committee on Reserve Definitions. 10 p.

References	27-1 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

CIM. 2000. Exploration Best Practices Guidelines. 3 p.

Endeavour Silver Corp. (2020). Endeavour Silver Produces 4,018,735 Oz Silver And 38,907Oz Gold (7.1 Million Oz Silver Equivalents) In 2019. Retrieved from https://edrsilver.com/English/news (January 10, 2020).

Endeavour Silver Corp. (2017). Endeavour Silver Produces 5.4 Million oz Silver and 57,375 oz Gold in 2016. Retrieved from http://edrsilver.com/news/2017/index.php?content_id=576 (January 10, 2017).

Great Panther Mining Limited. (2020). Great Panther Reports Second Quarter Production of 38,540 Gold Equivalent Ounces, Including Record Monthly Gold Production at Tucano in June, and Updates 2020 Guidance Retrieved from http://www.greatpanther.com; July 9, 2020.

Great Panther Mining Limited Annual Reports for 2006 to 2019, inclusive; and Great Panther Corporate Presentation October2020 [PowerPoint slides]. Retrieved from http://www.greatpanther.com/ July 31, 2020.

Great Panther Silver Limited. (2010). Guanajuato Mine Complex item: Exploration Program & Resource Estimate. Retrieved from http://www.greatpanther.com; November 22, 2010.

Great Panther Silver Limited. (2017). Great Panther Silver Completes Acquisition of Coricancha Polymetallic Mine in Peru. Retrieved from http://www.greatpanther.com; July 3, 2017.

Guanajuato Municipality Population, (2015). Retrieved from http://citypopulation.info/php/mexico-admin.php?adm2id=11015 (January 5, 2018).

Historical climate data for Guanajuato City, (2018). Retrieved from http://www.weatherbase.com/weather/weather.php3?s=765770&cityname=Guanajuato-Guanajuato-Mexico (January 5, 2018).

Johnson, W.M., PhD, FCIC, 2013, Quality Analysis Consultants, Report of January 7th to 11th, 2013 Visit, 17pp

Moncada, D., Mutchler, S., Nieto, A., Reynolds, T.J., Rimstidt, J.D., Bodnar, R.J., 2011, Mineral textures and fluid inclusion petrography of the epithermal Ag-Au deposits at Guanajuato, Mexico: Application to exploration; Journal of Geochemical Exploration 114 (2012) 20-35.

Randall, R.J.A., Saldana, E., Clark, K.F., 1994. Exploration in a Volcano-Plutonic centre at Guanajuato, Mexico. Econ. Geol. 89, 1722-1751.

Rennie, D.W., Bergen, R.D., 2011, Technical Report on The Guanajuato Mine, Guanajuato State, Mexico, Scott Wilson Roscoe Postle Associates Inc. Prepared for Great Panther Resources Limited, dated January 2011, 135pp+appendices.

Ross, K., 2013, Petrographic Report on samples from the Veta Madre and San Ignacio vein systems, Guanajuato District. Prepared for Great Panther Silver Limited by Panterra Geoservices Inc., 126 pp.

Rhys, D., 2013, Structural Settings and Style of Vein Systems in the Central Guanajuato District. Internal report for Great Panther Resources Limited, dated May 2013: 100pp+appendices.

Servicio Geologico Mexicano, 1999. Carta Geologico-Minera, Guanajuato F14-C42, 1: 50,000 regional geology map.

Servicio Geologico Mexicano, 1998. Carta Geologico-Minera, Guanajuato F14-C43, 1: 50,000 regional geology map.

References	27-2 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex

Sinclair, A.J., Blackwell, G.H., Cambridge, 2002, Applied Mineral Inventory Estimation, 381pp.

Stewart, M., 2006, 2006 report on surface mapping - lithostratigraphy, geology and structure of the Guanajuato area: results of mapping and analysis. Internal report for Great Panther Resources Limited, dated March 2006: 26pp+appendices.

Waldegger, M.F., and Brown, R.F., 2014, Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico, dated August 6, 2014. Prepared for Great Panther Silver Limited by MFW Geoscience Inc. and Brown, R., of Great Panther Silver Limited. 63pp + figures.

Wardrop Engineering., 2009, Technical Report on the Cato Clavo Zone, Guanajuato Mine Property, Mexico, prepared for Great Panther Resources (October 14, 2009).

Wunder, M.C., 2018, NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico, dated February 28, 2018: 191pp + figures.

References	27-3 | Page

NI 43-101 Technical Report | February 28, 2022 Guanajuato Mine Complex
28.0	Other Relevant Documents

Barclay, W.A., 2006, Preliminary structural geology at the Mina San Vicente and part of the contiguous surface area, Guanajuato, GTO, Mexico. Independent report for Minera Mexicana el Rosario and for Great Panther Resources, dated July 17, 2006: 24pp + figures.

Cavey, G., and Gunning, D., 2005, Technical Report on the Santa Fe Project Guanajuato, Mexico for Great Panther Resources Limited, October 14, 2005, internal report to Great Panther Resources Limited, 50 pp.

Glen R. Clark & Associates Limited, 2009, Review of Resources and Reserves El Cubo Gold-Silver Mine, Guanajuato, Mexico, prepared for Gammon Gold Inc. (October 15, 2009), 90 pp.

Guanajuato Mine Site Monthly production reports to July 2014.

Ferrari, L., Pasquarè, G., Venegas-Salgado, S., Romero-Rios, F., 1999, Geology of the western Mexican Volcanic Belt and adjacent Sierra Madre Occidental and Jalisco block, Geological Society of America Special Paper 334, 19 pp.

JRT Geoengineering, October 2008, Site Inspection report and Review of Mining Geotechnics.

Lewis W.J., Murahwi C.Z., and Leader R.J., 2011, NI 43-101 Technical Report Audit of the Resources and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico. Prepared for Endeavour Silver by Mincon International Limited

Moncada, D., and Bodnar, R.J., 2012, Gangue mineral textures and fluid inclusion characteristics of the Santa Margarita Vein in the Guanajuato Mining District, Mexico; in Central European Journal of Geosciences, DOI: 10.2478/s13533-011-0057-8, 12pp.

Micon International Limited, 2010, NI43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico.

Servicio Geologico Mexicano, 1997. Carta Geologico-Minera, Guanajuato F14-7, 1: 250,000 regional geology map.

Smith J., 2011, Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico. Prepared for Great Panther Silver Limited by Janelle Smith AIG.

Tosney, R, 2010, Technical Review of the Guanajuato Mine Rock Stability

Velazquez P., 1973. A Study of the Possibility that the Luz Mineral Camp of Guanajuato can be a Resurgent Producer of Silver and Gold. Submitted as part of a Thesis requirement at the University of Guanajuato School of Mining and Metallurgy.

Waldegger M.F., 2012, Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico. Prepared for Great Panther Silver Limited by MFW Geoscience Inc.

Other Relevant Documents	28-1 | Page